GRUPPO
CAMPARI

PRESS RELEASE

2007 FIRST HALF RESULTS

Very positive first half results, with strong growth in sales and profitability

Net sales: € 440.6 million (+5.4%)

EBITDA before one off's: € 102.4 million (+7.5%), 23.2% of net sales

EBIT before one off's: € 92.7 million (+7.9%), 21.0% of net sales

Group net profit: € 56.9 million (+2.5%)

Bob Kunze-Concewitz, Chief Executive Officer: *"In the first half of 2007 we achieved strong results across our brands and markets. Looking forward, we remain optimistic about a positive evolution of our business"*

Milan, 11 September 2007 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the first half ending 30 June 2007. Thanks to the extremely positive development of the business, **sales and all profit indicators showed solid growth**.

Consolidated results	**1 January - 30 June 2007 € million**	**1 January - 30 June 2006 € million**	**Change at actual exchange rates**	**Change at constant exchange rates**
Net sales	**440.6**	**417.8**	**5.4%**	**7.8%**
Trading profit	123.7	115.3	7.2%	9.4%
EBITDA before one-off's	**102.4**	**95.3**	**7.5%**	**9.7%**
EBITDA	100.8	95.2	5.9%	8.1%
EBIT before one-off's	**92.7**	**86.0**	**7.9%**	**10.3%**
EBIT	91.1	85.9	6.1%	8.5%
Pre-tax profit before minority interests	82.7	80.4	2.8%	5.0%
Group net profit	**56.9**	**55.5**	**2.5%**	**4.6%**

CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2007

In the first half of 2007, Group sales totalled **€ 440.6 million**, an increase of **5.4%** (+7.8% at constant exchange rates).

The overall change in consolidated sales resulted from an **organic growth of 10.7%** and a negative exchange rate effect of 2.3%. The perimeter effect, which came in at negative **2.9%**, was negatively affected by the announced termination of the Lipton Ice Tea distribution contract on the Italian market and partially offset by the external growth mainly generated by Glen Grant and Old Smuggler (whose sales started on 15 March 2006).

Trading profit increased by 7.2% to € 123.7 million (+9.4% at constant exchange rates), or 28.1% of sales. Organic growth accounted for 7.9% and external growth for 1.5%, while exchange rate effects negatively contributed 2.2%.

EBITDA before one-off's increased by 7.5% (+9.7% at constant exchange rates) to € 102.4 million, or 23.2% of sales.

EBITDA rose by 5.9% (+8.1% at constant exchange rates) to € 100.8 million, or 22.9% of sales.

EBIT before one-off's went up by 7.9% (+10.3% at constant exchange rates) to € 92.7 million, or 21.0% of sales.

EBIT increased by 6.1% (+8.5% at constant exchange rates) to € 91.1 million, or 20.7% of sales.

Profit before tax and minority interests was € 82.7 million, an **increase of 2.8%** (+5.0% at constant exchange rates).

The Group's net profit was € 56.9 million, with an **advance of 2.5%** (+4.6% at constant exchange rates).

As of 30 June 2007, **net debt** stood at € 328.0 million (€ 379.5 million as of 31 December 2006).

Following the first half of 2007, it's worth mentioning that on 1 August 2007, the Group finalised the acquisition of the **super premium X-Rated Fusion Liqueur**, **Jean-Marc XO luxury vodka** and **X-Rated ultra premium vodka**, for a total value of US$ 40 million (€ 29 million). A more detailed disclosure of the acquisition was circulated following the announcement of the deal on 19 July 2007.

CONSOLIDATED SALES IN THE FIRST HALF OF 2007

The **spirits segment** (72.3% of total sales) recorded **growth of 8.7%**, the combined result of **organic growth of 10.2%**, a negative exchange rate effect of 3.2% and **external growth of 1.7%**. External growth was mainly driven by Glen Grant and Old Smuggler. The **Campari** brand posted **growth of 10.6%** at constant exchange rates (+9.7% at actual exchange rates). **SKYY** sales **rose by 13.3%** at constant exchange rates (+5.4% at actual exchange rates), thanks to a very positive performance on both the US and international markets. Regarding the other main brands, the spirits segment benefited from strong performances from **Aperol (+23.7%** at constant exchange rates), the **Brazilian brands (+9.2%** at constant exchange rates), **Cynar (+4.8%** at constant exchange rates), **CampariSoda (+2.6%** at constant exchange rates) and **Ouzo 12 (+1.2%** at constant exchange rates). It should be noted that the US distribution contracts for **1800** and **Gran Centenario tequilas** agency brands (**+10.9%** in the first half of 2007 at constant exchange rates) will end on 31 December 2007.

The **wines segment,** which contributed 12.9% of total sales, registered **growth of 19.7%**, due to the combination of **strong organic growth of 20.2%** and a negative exchange rate effect of 0.5%. The segment's strongly positive performance was driven by **Cinzano vermouth (+43.2%** at constant exchange rates) and by **Cinzano sparkling wines (+25.3%** at constant exchange rates). The wines segment also benefited from positive performances from **Sella & Mosca (+4.6%** at constant exchange rates) and **Mondoro, Riccadonna** and **Cantina Serafino**.

Sales of soft drinks (13.0% of total sales), which are generated almost entirely on the Italian market, recorded a decline of 20.2%, due to the combination of a negative perimeter effect of 25.5%, attributable to the termination of Lipton Ice Tea's sales, and an **organic growth of 5.3%**, driven by **Crodino (+5.5%)** and of the **Lemonsoda** range and other carbonated drinks (**+8.2%**).

Looking at results **by region**, in the first half of 2007 sales on the **Italian market** (43.7% of total Group sales) recorded a negative variation of 0.8%, due to the combination of a negative perimeter effect (-8.8%), attributable to Lipton Ice Tea, offset by a positive organic growth (**+8.0%**). Sales in **Europe** (19.6% of consolidated sales) **grew by 24.5%**, boosted by both **external growth of 6.4%** and an **organic sales growth of 18.3%**, thanks to positive performances from important markets such as Germany and Russia. In the Americas (32.5% of total sales), the **US market** registered **organic growth of 9.8%**, a negative exchange rate effect of 8.2% and **external growth of 0.5%.** In **Brazil,** sales registered **organic growth of 11.0%** at constant exchange rates. The exchange rate effect was negative at 1.1% and the perimeter effect was a negative 0.1%. Sales in the **rest of the world** (including duty free sales), which accounted for 4.1% of total sales, **grew by 9.5%** overall, driven by **organic growth of 11.4%**.

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CONFERENCE CALL

Please note that at **17.00 (CET) today, Tuesday 11 September 2007**, Gruppo Campari's management will hold a conference call to present the Group's 2007 first quarter results to analysts, investors and the press. To participate, please dial one of the following numbers:

- **from Italy: 800 785 163 (toll free number)**
- **from abroad: +39 02 6968 2741**

Access code: C998245

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at www.camparigroup.com/investors.

A **recording of the conference call** will be available from 22.00 (CET) on Tuesday 11 September until Tuesday 18 September 2007. To hear it, please call **+44 (0)207 136 9233** (access code: **81671172 #**).

* * *

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paagraphr 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

Consolidated net revenues by segment

	1 January - 30 June2007		1 January - 30 June 2006		Change
	€ million	%	€ million	%	%
Spirits	318.7	72.3%	293.2	70.2%	8.7%
Wines	56.9	12.9%	47.5	11.4%	19.7%
Soft drinks	57.4	13.0%	71.9	17.2%	-20.2%
Other revenues	7.6	1.7%	5.1	1.2%	47.2%
Total	**440.6**	**100.0%**	**417.8**	**100.0%**	**5.4%**

Consolidated net revenues by geographic area

	1 January - 30 June2007		1 January - 30 June 2006		Change
	€ million	%	€ million	%	%
Italy	192.6	43.7%	194.2	46.5%	-0.8%
Europe	86.5	19.6%	69.5	16.6%	24.5%
Americas	143.3	32.5%	137.5	32.9%	4.2%
Rest of the world and duty free	18.2	4.1%	16.6	4.0%	9.5%
Total	**440.6**	**100.0%**	**417.8**	**100.0%**	**5.4%**

Consolidated income statement

	1 January - 30 June 2007		1 January - 30 June 2006		Change
	€ million	%	€ million	%	%
Net sales (1)	**440.6**	**100.0%**	**417.8**	**100.0%**	**5.4%**
Total cost of goods sold	(185.0)	-42.0%	(181.6)	-43.5%	1.9%
Gross margin	**255.6**	**58.0%**	**236.3**	**56.5%**	**8.2%**
Advertising and promotion	(79.8)	-18.1%	(70.9)	-17.0%	12.6%
Selling and distribution expenses	(52.1)	-11.8%	(50.0)	-12.0%	4.1%
Trading profit	**123.7**	**28.1%**	**115.3**	**27.6%**	**7.2%**
General and administrative expenses and other net operating income	(31.0)	-7.0%	(29.4)	-7.0%	5.5%
EBIT before one-off's	**92.7**	**21.0%**	**86.0**	**20.6%**	**7.9%**
One off's	(1.6)	-0.4%	(0.1)	0.0%	-
Operating profit = EBIT	**91.1**	**20.7%**	**85.9**	**20.6%**	**6.1%**
Net financial income (expenses)	(8.5)	-1.9%	(5.5)	-1.3%	55.7%
Income from associates	0.1	0.0%	(0.0)	0.0%	-
Pre-tax profit before minority interests	**82.7**	**18.8%**	**80.4**	**19.2%**	**2.8%**
Taxes	(25.7)	-5.8%	(22.5)	-5.4%	14.2%
Net profit before minority interests	**57.0**	**12.9%**	**57.9**	**13.9%**	**-1.6%**
Minority interests	(0.0)	0.0%	(2.3)	-0.6%	-97.9%
Group's net profit	**56.9**	**12.9%**	**55.5**	**13.3%**	**2.5%**
Depreciation and amortisation	(9.7)	-2.2%	(9.3)	-2.2%	3.8%
EBITDA before one-off's	**102.4**	**23.2%**	**95.3**	**22.8%**	**7.5%**
EBITDA	**100.8**	**22.9%**	**95.2**	**22.8%**	**5.9%**

(1) Net of discounts and excise duties.

GRUPPO CAMPARI

Consolidated balance sheet

	30 June 2007 € million	31 December 2006 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	146.9	146.3
Biological assets	15.5	15.0
Property	4.0	4.0
Goodwill and trademarks	813.9	816.4
Intangible assets	4.1	4.1
Interests in associates	0.5	0.5
Pre-paid taxes	17.8	18.5
Other non-current assets	8.5	7.7
Total non-current assets	**1,011.2**	**1,012.6**
Current assets		
Inventories	180.4	169.9
Trade receivables	232.9	257.1
Short-term financial receivables	1.4	1.0
Cash, bank and securities	187.7	240.3
Other receivables	39.2	41.3
Total current assets	**641.7**	**709.6**
Non-current assets for sale	1.9	3.9
Total assets	**1,654.7**	**1,726.1**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	812.4	766.8
Group's shareholders' equity	841.5	795.9
Minority interests	1.9	1.9
Total shareholders' equity	**843.4**	**797.8**
Non-current liabilities		
Bonds	310.8	322.7
Other non-current financial payables	72.1	70.1
Staff severance funds	12.6	12.6
Risks funds	9.2	10.9
Deferred tax	56.2	56.1
Total non-current liabilities	**461.0**	**472.5**
Current liabilities		
Banks loan	113.0	210.4
Other financial payables	22.3	20.5
Trade payables	131.7	161.9
Payables to tax authorities	35.7	26.7
Other current liabilities	47.7	36.3
Total current liabilities	**350.4**	**455.8**
Total liabilities and shareholders' equity	**1,654.7**	**1,726.1**

GRUPPO CAMPARI

Consolidated cash flow statement

	30 June 2007 € million	30 June 2006 € million
Net profit	56.9	55.5
Amortisation and other non-cash items	12.0	10.2
Net change in tax payables and receivables and other non financial assets and liabilities	16.2	2.1
Cash flow from operating activities before change in operating working capital	**85.1**	**67.8**
Net change in operating working capital	(14.3)	(27.3)
Cash flow from operating activities	**70.8**	**40.5**
Cash flow from investing activities	**(6.8)**	**(9.5)**
Free cash flow	**64.0**	**30.9**
Acquisitions and changes in perimeter	(1.2)	(128.9)
Other changes	8.2	(0.1)
Dividends paid	(29.0)	(28.1)
Cash flow from other activities	**(22.1)**	**(157.1)**
Other exchange rate differences and other movements	9.5	18.1
Net increase (decrease) in net financial position	**51.5**	**(108.1)**
Net financial position at start of period	**(379.5)**	**(371.4)**
Net financial position at end of period	**(328.0)**	**(479.5)**

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement

	1 January - 30 June 2007 € million	1 January - 30 June 2006 € million
Net sales	**141.1**	**113.9**
Total cost of goods sold	(108.1)	(85.3)
Gross margin	**33.0**	**28.6**
Advertising and promotion	(2.2)	(3.8)
Selling and distribution expenses	(4.1)	(3.4)
Trading profit	**26.7**	**21.4**
General and administrative expenses and other net operating income	(9.8)	(11.0)
One-off's	0.0	0.0
Operating profit	**16.9**	**10.3**
Income from associates	27.7	35.4
Net financial income (expenses)	(12.5)	(6.6)
Pretax profit	**32.2**	**39.1**
Taxes	(3.1)	(2.7)
Net profit	**29.1**	**36.4**

Parent company balance sheet

	30 June 2007	31 December 2006 € million
Total non current assets	1,092.9	1.088,9
Total current assets	219.5	208,5
Total assets	**1,312.4**	**1.297,4**
Total shareholders' equity	542.8	531,2
Total non current liabilities	312.1	302,6
Total current liabilities	457.6	463,6
Total liabilities and shareholders' equity	**1,312.4**	**1.297,4**

Parent company cash flow

	30 June 2007 € million	30 June 2006 € million
Cash flow from current activities	36.8	39.9
Cash flow from operations	31.1	43.3
Cash flow from investments	(5.7)	(134.9)
Cash flow used by financial operations	(31.8)	95.2
Increase (decrease) in cash and banks	(6.5)	3.7
Cash and banks at start of financial year	**8.2**	**102.0**
Cash and banks at end of financial year	**1.7**	**105.7**

GRUPPO CAMPARI

COMUNICATO STAMPA

RISULTATI DEL PRIMO SEMESTRE AL 30 GIUGNO 2007

Andamento del primo semestre molto positivo, con forte crescita delle vendite e di tutti i livelli di redditività

Vendite nette: € 440,6 milioni (+5,4%)

EBITDA prima di oneri e proventi non ricorrenti: € 102,4 milioni (+7,5%), pari al 23,2% delle vendite nette

EBIT prima di proventi e oneri non ricorrenti: € 92,7 milioni (+7,9%), pari al 21,0% delle vendite nette

Utile netto del Gruppo: € 56,9 milioni (+2,5%)

Bob Kunze-Concewitz, Chief Executive Officer: "*Nel primo semestre 2007 abbiamo conseguito risultati estremamente positivi grazie all'andamento dei nostri brand e dei nostri mercati. Pertanto, guardiamo con ottimismo all'evoluzione futura del nostro business*"

Milano, 11 settembre 2007 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la relazione semestrale al 30 giugno 2007. Grazie all'evoluzione molto positiva del *business*, **le vendite e tutti i livelli di redditività hanno registrato una forte crescita**.

Risultati consolidati	**1 gennaio - 30 giugno 2007 € milioni**	**1 gennaio - 30 giugno 2006 € milioni**	**Variazione a cambi effettivi**	**Variazione a cambi costanti**
Vendite nette	**440,6**	**417,8**	**5,4%**	**7,8%**
Margine commerciale	123,7	115,3	7,2%	9,4%
EBITDA prima di oneri e proventi non ricorrenti	**102,4**	**95,3**	**7,5%**	**9,7%**
EBITDA	100,8	95,2	5,9%	8,1%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**92,7**	**86,0**	**7,9%**	**10,3%**
Risultato operativo = EBIT	91,1	85,9	6,1%	8,5%
Utile prima delle imposte e degli interessi di minoranza	82,7	80,4	2,8%	5,0%
Utile netto del Gruppo	**56,9**	**55,5**	**2,5%**	**4,6%**

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE 2007

Nel primo semestre del 2007 le **vendite del Gruppo** sono state pari a **€ 440,6 milioni**, in **crescita del 5,4%** (+7,8% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 10,7%** e da un impatto negativo dei cambi del 2,3%. L'effetto perimetro, complessivamente negativo per il **2,9%**, è dovuto all'annunciata interruzione delle vendite di Lipton Ice Tea sul mercato italiano, in parte compensato dalla crescita esterna principalmente generata da Glen Grant e Old Smuggler (le cui vendite erano iniziate il 15 marzo 2006).

Il **margine commerciale** si è attestato a € 123,7 milioni, evidenziando una **crescita del 7,2%** (+9,4% a cambi costanti) e un'incidenza sulle vendite pari al 28,1%. La variazione è attribuibile per il **7,9% alla crescita organica**, per il **1,5% alla crescita esterna** e per il **2,2% all'effetto negativo dei cambi.**

L'**EBITDA prima di proventi e oneri non ricorrenti** è stato di € 102,4 milioni, in **crescita del 7,5%** (+9,7% a cambi costanti) e con un'incidenza sulle vendite pari al 23,2%.

L'**EBITDA** è stato di € 100,8 milioni, in **crescita del 5,9%** (+8,1% a cambi costanti) e con un'incidenza sulle vendite pari al 22,9%.

Il **Risultato della gestione corrente (EBIT prima di oneri e proventi non ricorrenti)** è stato di € 92,7 milioni, in **crescita del 7,9%** (+10,3% a cambi costanti) e con un'incidenza sulle vendite pari al 21,0%.

Il **Risultato operativo (EBIT)** è stato di € 91,1 milioni, in **crescita del 6,1%** (+8,5% a cambi costanti) e con un'incidenza sulle vendite pari al 20,7%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 82,7 milioni, in **crescita del 2,8%** (+5,0% a cambi costanti).

L'**utile netto del Gruppo** è stato di € 56,9 milioni, **in crescita del 2,5%** (+4,6% a cambi costanti).

Al 30 giugno 2007 l'**indebitamento finanziario netto** è pari a € 328,0 milioni (€ 379,5 milioni al 31 dicembre 2006).

Tra gli eventi successivi alla chiusura del primo semestre del 2007, si segnala che il 1 agosto 2007 il Gruppo Campari ha perfezionato **l'acquisizione del *brand* super *premium* X-Rated Fusion Liqueur, della *vodka* di altissima gamma Jean-Marc XO e della *vodka ultra premium* X-Rated** per un controvalore complessivamente di US$ 40 milioni (€ 29 milioni). Una più ampia descrizione dell'operazione è stata fornita in occasione dell'annuncio dell'acquisizione lo scorso 19 luglio.

VENDITE CONSOLIDATE DEL PRIMO SEMESTRE DEL 2007

Il **segmento *spirit***, che rappresenta il 72,3% del fatturato, ha registrato una **variazione positiva delle vendite del 8,7%**, determinata da una **crescita organica del 10,2%**, da un impatto negativo dei cambi del 3,2% e da una **crescita esterna del 1,7%**. La crescita esterna è stata generata principalmente da Glen Grant e Old Smuggler. Il *brand* **Campari** ha registrato una **crescita del 10,6%** a cambi costanti (+9,7% a cambi effettivi). Le vendite di **SKYY** hanno registrato una **crescita del 13,3%** a cambi costanti (+5,4% a cambi effettivi), grazie a un andamento molto positivo sia negli Stati Uniti sia nei mercati internazionali. Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento positivo di **Aperol (+23,7%** a cambi costanti), dei ***brand* brasiliani (+9,2%** a cambi costanti), di **Cynar (+4,8%** a cambi costanti), **CampariSoda (+2,6%** a cambi costanti) e di **Ouzo 12 (+1,2%** a cambi costanti). Relativamente ai *brand* in licenza negli Stati Uniti a marchio ***tequila* 1800** e **Gran Centenario (+10,9%** a cambi costanti nel primo semestre del 2007), si segnala che la distribuzione cesserà il 31 dicembre 2007.

Il **segmento *wine***, pari al 12,9% del fatturato, ha registrato una **crescita del 19,7%**, determinata da una **forte crescita organica del 20,2%** e da un impatto negativo dei cambi del 0,5%. L'andamento decisamente positivo del segmento è stato trainato dai ***vermouth* Cinzano (+43,2%** a cambi costanti) e dagli **spumanti Cinzano (+25,3%** a cambi costanti). Il segmento *wine* ha beneficiato anche dell'andamento positivo di **Sella & Mosca (+4,6%** a cambi costanti) e di **Mondoro, Riccadonna** e **Cantina Serafino.**

Le **vendite di *soft drink***, pari al 13,0% del fatturato e realizzate quasi interamente sul mercato italiano, hanno registrato una variazione negativa del 20,2%, determinata da un effetto perimetro negativo del 25,5%, attribuibile all'interruzione delle vendite di Lipton Ice Tea, e da una **crescita organica del 5,3%**, trainata dall'andamento positivo di **Crodino (+5,5%)** e della linea **Lemonsoda** e delle altre bevande gassate **(+8,2%)**.

Relativamente alla **ripartizione geografica**, le vendite del primo semestre del 2007 sul **mercato italiano**, pari al 43,7% delle vendite, hanno registrato una **variazione negativa** del **0,8%**, determinata da un effetto perimetro negativo (-8,8%), attribuibile a Lipton Ice Tea, compensato dal positivo contributo della crescita organica **(+8,0%)**. Le vendite in **Europa,** pari al 19,6% delle vendite consolidate, hanno segnato una **crescita del 24,5%**, determinata da una **crescita organica del 18,3%,** grazie al positivo andamento di importanti mercati quali Germania e Russia, e da una

crescita esterna del 6,4%. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 32,5% del totale, il **mercato USA** ha registrato una **crescita organica del 9,8%**, un effetto cambi negativo del 8,2% e una **crescita esterna** del **0,5%**. In **Brasile**, le vendite hanno registrato una **crescita organica del 11,0%** a cambi costanti, un effetto cambi negativo del 1,1% e un effetto perimetro negativo del 0,1%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,1% del fatturato totale, è **cresciuta** complessivamente del **9,5%**, trainata da una **crescita organica del 11,4%**.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, martedì 11 settembre 2007**, si terrà una *conference call* durante la quale il *management* del Gruppo Campari presenterà ad analisti, investitori e giornalisti i risultati del primo semestre 2007. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785 163 (numero verde)**
- **dall'estero: +39 02 69682741**

Codice di accesso: C998245

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.camparigroup.com/investors.

Una **registrazione della *conference call*** sarà disponibile a partire da martedì 11 settembre 2007, alle ore 22:00 (CET), fino a martedì 18 settembre 2007, chiamando il **numero +44 (0)207 136 9233** (codice di accesso: **81671172 #**).

* * *

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A. Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, 2° comma, del Testo Unico della Finanza (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

<u>**Investor Relations**</u>
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com

<u>**Corporate Communications**</u>
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2007		1 gennaio - 30 giugno 2006		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	318,7	72,3%	293,2	70,2%	8,7%
Wine	56,9	12,9%	47,5	11,4%	19,7%
Soft drink	57,4	13,0%	71,9	17,2%	-20,2%
Altri ricavi	7,6	1,7%	5,1	1,2%	47,2%
Totale	**440,6**	**100,0%**	**417,8**	**100,0%**	**5,4%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2007		1 gennaio - 30 giugno 2006		Variazione
	€ milioni	%	€ milioni	%	%
Italia	192,6	43,7%	194,2	46,5%	-0,8%
Europa	86,5	19,6%	69,5	16,6%	24,5%
Americhe	143,3	32,5%	137,5	32,9%	4,2%
Resto del mondo e *duty free*	18,2	4,1%	16,6	4,0%	9,5%
Totale	**440,6**	**100,0%**	**417,8**	**100,0%**	**5,4%**

Conto economico consolidato

	1 gennaio - 30 giugno 2007		1 gennaio - 30 giugno 2006		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [(1)]	**440,6**	**100,0%**	**417,8**	**100,0%**	**5,4%**
Costo del venduto	(185,0)	-42,0%	(181,6)	-43,5%	1,9%
Margine lordo	**255,6**	**58,0%**	**236,3**	**56,5%**	**8,2%**
Pubblicità e promozioni	(79,8)	-18,1%	(70,9)	-17,0%	12,6%
Costi di vendita e distribuzione	(52,1)	-11,8%	(50,0)	-12,0%	4,1%
Margine commerciale	**123,7**	**28,1%**	**115,3**	**27,6%**	**7,2%**
Spese generali e amministrative e altri oneri e proventi operativi	(31,0)	-7,0%	(29,4)	-7,0%	5,5%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**92,7**	**21,0%**	**86,0**	**20,6%**	**7,9%**
Altri proventi (oneri) non ricorrenti	(1,6)	-0,4%	(0,1)	0,0%	-
Risultato operativo = EBIT	**91,1**	**20,7%**	**85,9**	**20,6%**	**6,1%**
Proventi (oneri) finanziari netti	(8,5)	-1,9%	(5,5)	-1,3%	55,7%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,1	0,0%	(0,0)	0,0%	-
Utile prima delle imposte e degli interessi di minoranza	**82,7**	**18,8%**	**80,4**	**19,2%**	**2,8%**
Imposte	(25,7)	-5,8%	(22,5)	-5,4%	14,2%
Utile netto prima degli interessi di minoranza	**57,0**	**12,9%**	**57,9**	**13,9%**	**-1,6%**
Interessi di minoranza	(0,0)	0,0%	(2,3)	-0,6%	-97,9%
Utile netto del Gruppo	**56,9**	**12,9%**	**55,5**	**13,3%**	**2,5%**
Totale ammortamenti	(9,7)	-2,2%	(9,3)	-2,2%	3,8%
EBITDA prima di oneri e proventi non ricorrenti	**102,4**	**23,2%**	**95,3**	**22,8%**	**7,5%**
EBITDA	**100,8**	**22,9%**	**95,2**	**22,8%**	**5,9%**

(1) Al netto di sconti e accise.

Stato patrimoniale consolidato

	30 giugno 2007 € milioni	31 dicembre 2006 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	146,9	146,3
Attività biologiche	15,5	15,0
Investimenti immobiliari	4,0	4,0
Avviamento e marchi	813,9	816,4
Attività immateriali a vita definita	4,1	4,1
Partecipazioni in società collegate e *joint-venture*	0,5	0,5
Imposte anticipate	17,8	18,5
Altre attività non correnti	8,5	7,7
Totale attività non correnti	**1.011,2**	**1.012,6**
Attività correnti		
Rimanenze	180,4	169,9
Crediti commerciali	232,9	257,1
Crediti finanziari, quota a breve	1,4	1,0
Cassa, banche e titoli	187,7	240,3
Altri crediti	39,2	41,3
Totale attività correnti	**641,7**	**709,6**
Attività non correnti destinate alla vendita	1,9	3,9
Totale attività	**1.654,7**	**1.726,1**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	812,4	766,8
Patrimonio netto di pertinenza della Capogruppo	841,5	795,9
Patrimonio netto di pertinenza di terzi	1,9	1,9
Totale patrimonio netto	**843,4**	**797,8**
Passività non correnti		
Prestiti obbligazionari	310,8	322,7
Altre passività finanziarie non correnti	72,1	70,1
Trattamento di fine rapporto e altri fondi relativi al personale	12,6	12,6
Fondi per rischi e oneri futuri	9,2	10,9
Imposte differite	56,2	56,1
Totale passività non correnti	**461,0**	**472,5**
Passività correnti		
Debiti verso banche	113,0	210,4
Altri debiti finanziari	22,3	20,5
Debiti verso fornitori	131,7	161,9
Debiti verso l'erario	35,7	26,7
Altre passività correnti	47,7	36,3
Totale passività correnti	**350,4**	**455,8**
Totale passività e patrimonio netto	**1.654,7**	**1.726,1**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	30 giugno 2007 € milioni	30 giugno 2006 € milioni
Utile netto	56,9	55,5
Ammortamenti e altre rettifiche per riconciliare l'utile netto al flusso di cassa	12,0	10,2
Variazione di debiti e crediti fiscali e altre variazioni di attività e passività non finanziarie	16,2	2,1
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**85,1**	**67,8**
Variazione capitale circolante netto operativo	(14,3)	(27,3)
Flusso di cassa generato dalle attività operative	**70,8**	**40,5**
Flusso di cassa assorbito da investimenti	**(6,8)**	**(9,5)**
Free cash flow	**64,0**	**30,9**
Acquisizioni	(1,2)	(128,9)
Altre variazioni	8,2	(0,1)
Dividendo pagato dalla Capogruppo	(29,0)	(28,1)
Totale flusso di cassa assorbito da altre attività	**(22,1)**	**(157,1)**
Altre differenze cambio e altre variazioni	9,5	18,1
Variazione delle posizione finanziaria netta	**51,5**	**(108,1)**
Posizione finanziaria netta di inizio del periodo	**(379,5)**	**(371,4)**
Posizione finanziaria netta di fine periodo	**(328,0)**	**(479,5)**

Conto economico della Capogruppo

	1 gennaio - 30 giugno 2007 € milioni	1 gennaio - 30 giugno 2006 € milioni
Vendite nette	**141,1**	**113,9**
Costo del venduto	(108,1)	(85,3)
Margine lordo	**33,0**	**28,6**
Pubblicità e promozioni	(2,2)	(3,8)
Costi di vendita e distribuzione	(4,1)	(3,4)
Margine commerciale	**26,7**	**21,4**
Spese generali e amministrative e altri oneri e proventi operativi	(9,8)	(11,0)
Altri (oneri) e proventi non ordinari	0,0	0,0
Risultato operativo	**16,9**	**10,3**
Dividendi da imprese controllate	27,7	35,4
Proventi (oneri) finanziari netti	(12,5)	(6,6)
Utile prima delle imposte	**32,2**	**39,1**
Imposte	(3,1)	(2,7)
Utile netto	**29,1**	**36,4**

Stato Patrimoniale della Capogruppo

	30 giugno 2007 € milioni	31 dicembre 2006 € milioni
Totale attività non correnti	1.092,9	1.088,9
Totale attività correnti	219,5	208,5
Totale attività	**1.312,4**	**1.297,4**
Totale patrimonio netto	542,8	531,2
Totale passività non correnti	312,1	302,6
Totale passività correnti	457,6	463,6
Totale passività e patrimonio netto	**1.312,4**	**1.297,4**

Rendiconto finanziario della Capogruppo

	30 giugno 2007 € milioni	30 giugno 2006 € milioni
Flusso di cassa generato (assorbito) dalla gestione corrente	36,8	39,9
Flusso di cassa generato (assorbito) da attività di esercizio	31,1	43,3
Flusso di cassa generato (assorbito) da attività di investimento	(5,7)	(134,9)
Flusso di cassa generato (assorbito) da attività di finanziamento	(31,8)	95,2
Aumento (diminuzione) delle disponibilità liquide	(6,5)	3,7
Disponibilità liquide all'inizio dell'esercizio	**8,2**	**102,0**
Disponibilità liquide alla fine dell'esercizio	**1,7**	**105,7**

GRUPPO
CAMPARI

PRESS RELEASE

GRUPPO CAMPARI ANNOUNCES THE ACQUISITION OF X-RATED®

Super premium brand and one of the hottest spirits in the USA

Deal valued US$ 40 million (€ 29 million at current exchange rate)

Another strategic addition to Gruppo Campari's portfolio of super and ultra premium brands in the USA, a crucial market in the Group's international expansion strategy

Milan, 19 July 2007 - Gruppo Campari announced that it has reached an **agreement to buy** the **super premium X-Rated Fusion Liqueur**, **Jean-Marc XO luxury vodka** and **X-Rated ultra premium vodka.**

X-Rated was launched in 2004 in the USA by award-winning spirits creator **Jean-Marc Daucourt** and **Todd Martin**, the former Allied Domecq North America President, who are the principal owners of the brand. X-Rated, which since its launch **has enjoyed a fast growth rate**, is currently distributed in the USA by luxury imported spirits company Daucourt Martin Imports, LLC.

The **price for the acquisition is US$ 40 million** (or **€ 29 million** at current exchange rate). According to the deal, a price adjustment will be paid in the next three years based on the incremental sales volume performance over the same period (2006 volumes of **70,000 9-liter cases** overall). The price corresponds to an **estimated multiple of 9 times the expected brand contribution.** The transaction is anticipated to close in August 2007. The consideration will be paid for in cash.

"X-Rated Fusion Liqueur is a **unique spirit** with a bold, innovative marketing approach that **fits our growing portfolio of super and ultra premium spirits**", says **Bob Kunze-Concewitz**, CEO of Gruppo Campari. "Following the recently announced Cabo Wabo Tequila transaction, **X-Rated is yet another strategic acquisition with high upside for Gruppo Campari** and contributes to **further strengthen our presence, through our subsidiary Skyy Spirits, in the USA, a crucial market in the Group's international expansion strategy**".

X-Rated Fusion Liqueur is an exotic fusion of ultra premium French vodka and blood oranges from Provence, fused with mango and passion fruit for a unique taste experience. X-Rated Fusion Liqueur was voted **"Best New Spirit" in 2006** by Market Watch.

X-Rated's innovative "Drink Pink" marketing campaign has made it **one of the fastest growing brands** in the industry. The unique bright pink liqueur is **particularly popular among upscale legal drinking age women** and is **well positioned to lead the growing cocktail appreciation trend among women.**

Jean-Marc XO Vodka is a handcrafted, leading luxury vodka, made from four different types of French wheat and distilled nine times. Jean-Marc XO has won numerous awards and is the only vodka to earn the prestigious American Academy of Hospitality Science's "International Five Star Diamond Award". **Jean-Marc XO** is a key opportunity for Gruppo Campari to further strengthen its presence in the luxury vodka segment, the fastest growing one in the US vodka category.

Ultra premium X-Rated Vodka, 2006 Double Gold medal winner, is an exclusive small batch import from France made from delicate French wheat and a touch of Baies Roses (roseberry grain).

"Skyy Spirits and Gruppo Campari will take **our cutting edge spirits brands to new heights**" said **Todd Martin, CEO of Daucourt Martin Imports, LLC**. "They have an **outstanding track record of building stylish brands worldwide**".

Following this acquisition **Gruppo Campari further expands its US portfolio**, strengthening its offering in the **growing liqueur** and **vodka categories.**

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

__Investor enquiries:__
Chiara Garavini

Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com
www.drinkpinkfusion.com
www.daucourt.com

__Media enquiries:__
Chiara Bressani

Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

For US Inquiries:
Pat Reilly
PR & Company on behalf of Skyy Spirits, LLC
Tel: 415/277-6971
Cell: 415/990-3184
Email: pr@prandcompany.com

GRUPPO

CAMPARI

COMUNICATO STAMPA

IL GRUPPO CAMPARI ANNUNCIA L'ACQUISIZIONE DI X-RATED®

Marca *super premium* e uno dei *brand* più dinamici negli Stati Uniti

Controvalore della transazione US$ 40 milioni (€ 29 milioni all'attuale tasso di cambio)

Il Gruppo Campari amplia ulteriormente il proprio portafoglio di marchi *super e ultra premium* negli Stati Uniti, mercato cruciale per la strategia di espansione internazionale del Gruppo

Milano, 19 luglio 2007 - Il Gruppo Campari ha annunciato di avere siglato un accordo per **acquisire il *brand super premium* X-Rated Fusion Liqueur, la *vodka* di altissima gamma Jean-Marc XO e la *vodka ultra premium* X-Rated.**

X-Rated è stato lanciato nel 2004 negli Stati Uniti da **Jean-Marc Daucourt**, ideatore di *spirit* pluripremiati, e da **Todd Martin**, *ex* Presidente di Allied Domecq North America, che sono i maggiori azionisti di X-Rated. I prodotti X-Rated, che dal loro lancio hanno beneficiato di **tassi di crescita molto elevati**, sono attualmente distribuiti negli Stati Uniti dalla società di importazione di *spirit* di altissima gamma Daucourt Martin Imports, LLC.

Il **valore dell'operazione è US$ 40 milioni (€ 29 milioni** all'attuale tasso di cambio). Inoltre, l'accordo prevede il pagamento di un adeguamento di prezzo ripartito sui prossimi tre anni e calcolato in base all'andamento dei volumi incrementali di vendita nello stesso periodo (volumi nel 2006 pari a **70.000 casse da 9 litri** in totale). Il **valore dell'operazione è pari ad un multiplo stimato di 9 volte il margine di contribuzione diretto atteso**. Il *closing* dell'operazione è previsto per agosto 2007 e il corrispettivo sarà pagato in contanti.

"X-Rated Fusion Liqueur è un prodotto ***spirit* unico**, con un approccio di marketing fortemente innovativo, che **arricchisce il nostro portafoglio di *spirit super* e *ultra premium***", ha commentato **Bob Kunze-Concewitz**, CEO del Gruppo Campari. "In aggiunta all'acquisizione, recentemente annunciata, di Cabo Wabo Tequila, **X-Rated rappresenta per il Gruppo Campari un'ulteriore transazione strategica con grande potenziale di crescita**. Attraverso la nostra controllata Skyy Spirits, X-Rated contribuisce a **rafforzare il nostro posizionamento negli Stati Uniti, mercato cruciale nella strategia di espansione internazionale del Gruppo**."

X-Rated Fusion Liqueur è un *mix* esotico di *vodka* francese *ultra premium* e arance rosse della Provenza, con aggiunta di mango e frutto della passione per un'esperienza di gusto unica. **Nel 2006** X-Rated Fusion Liqueur è stato nominato ***"Best New Spirit"*** da *Market Watch*.

"*Drink Pink*", l'innovativa campagna marketing di X-Rated, ha reso il prodotto **una delle marche in più forte crescita** nel settore. Il liquore, unico per il colore rosa brillante, è **particolarmente diffuso tra il pubblico femminile di tendenza ed è ben posizionato per trainare il *trend* favorevole nel consumo di *cocktail* da parte delle donne**.

La *vodka* di altissima gamma Jean-Marc XO, realizzata artigianalmente, è ottenuta da quattro tipi diversi di frumento francese e distillata nove volte. Jean-Marc XO ha vinto numerosi premi ed è l'unica vodka ad avere conquistato il prestigioso riconoscimento "*International Five Star Diamond Award*" da parte dell'ente *American Academy of Hospitality Science*. **Jean-Marc XO** rappresenta un'opportunità per il Gruppo Campari per rafforzare ulteriormente il suo posizionamento nel

segmento delle *vodka* di altissima gamma, il comparto in più forte crescita nel mercato della *vodka* negli Stati Uniti.

La *vodka ultra premium* X-Rated, vincitrice nel 2006 del premio "*Double Gold*", è una serie limitata di importazione dalla Francia, ottenuta da raffinato frumento francese ed un tocco di Baies Roses (frumento rosato).

"Grazie alla loro comprovata **esperienza nello sviluppo di *brand* di tendenza a livello mondiale**, Skyy Spirits e Gruppo Campari permetteranno ai **nostri *brand* unici e innovativi di raggiungere nuovi successi**" ha commentato **Todd Martin, CEO di Daucourt Martin Imports, LLC**.

Grazie a questa acquisizione, il **Gruppo Campari amplia ulteriormente il proprio portafoglio di marchi nel mercato statunitense**, rafforzando la sua offerta nelle **categorie in crescita dei liquori e della *vodka*.**

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI :

Investor relations:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com
www.drinkpinkfusion.com
www.daucourt.com

Media relations:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO
CAMPARI

MAIL PROCESSING SECTION
RECEIVED
OCT 1 9 2007
WASH. D.C.
160

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

October 16, 2007

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2007, referring to the period from January 1, 2007 to June 30, 2007, as approved by the Board of Directors Meeting held on September 11, 2007, translated into English;

2.) Two press releases in Italian and English announcing respectively the approval by the Board of Directors of the consolidated results for the first half from January 1, 2007 to June 30, 2007;

3.) A press release in Italian and English dated July 19, 2007 and announcing the acquisition of X-Rated; and

4.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.


GRUPPO
CAMPARI

Relazione semestrale al 30 giugno 2007



RELAZIONE SEMESTRALE
AL 30 GIUGNO 2007

INDICE

DATI DI SINTESI

	Primo semestre 2007 € milioni	Primo semestre 2006 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**440,6**	**417,8**	**5,4%**	**7,8%**
Margine commerciale	123,7	115,3	7,2%	9,4%
EBITDA prima di oneri e proventi non ricorrenti	**102,4**	**95,3**	**7,5%**	**9,7%**
EBITDA	**100,8**	**95,2**	**5,9%**	**8,1%**
Risultato della gestione corrente	**92,7**	**86,0**	**7,9%**	**10,3%**
Risultato operativo	**91,1**	**85,9**	**6,1%**	**8,5%**
ROS % (risultato operativo / vendite nette)	20,7%	20,6%		
Utile prima delle imposte	82,7	80,4	2,8%	5,0%
Utile netto del Gruppo e di terzi	57,0	57,9	-1,6%	0,5%
Utile netto del Gruppo	**56,9**	**55,5**	**2,5%**	**4,6%**
Utile base per azione (€)	**0,20**	**0,20**		
Numero medio dipendenti	1.590	1.614		
Free cash flow	64,0	30,9		
Acquisizioni di società o marchi	(1,2)	(128,9)		
Indebitamento netto	328,0	379,5		
Patrimonio netto del Gruppo e di terzi	843,4	797,8		
Attivo immobilizzato	986,8	990,3		

ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE [1]

Luca Garavoglia
Presidente

Robert Kunze-Concewitz
Chief Executive Officer

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Stefano Saccardi
Amministratore Delegato
e Officer Legal Affairs and Business Development

Eugenio Barcellona
Amministratore
e membro del Comitato Remunerazione e Nomine

Cesare Ferrero
Amministratore e membro del Comitato Audit

Marco P. Perelli-Cippo
Amministratore e membro del Comitato Audit

Enrico Corradi
Amministratore,
membro del Comitato Remunerazione e Nomine
e membro del Comitato Audit

Renato Ruggiero
Amministratore
e membro del Comitato Remunerazione e Nomine

COLLEGIO SINDACALE [2]

Antonio Ortolani
Presidente

Alberto Lazzarini
Sindaco Effettivo

Giuseppe Pajardi
Sindaco Effettivo

Alberto Giarrizzo Garofalo
Sindaco Supplente

Gianpaolo Porcu
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE [3]

Reconta Ernst & Young S.p.A.

(1) Il Consiglio di Amministrazione, di nove membri, è stato nominato il 24 aprile 2007 dall'Assemblea degli azionisti e resterà in carica per il triennio 2007 - 2009: Luca Garavoglia è stato confermato Presidente con i poteri di legge e statutariamente previsti.
Il 8 maggio 2007 il Consiglio di Amministrazione ha nominato Chief Executive Officer Robert Kunze-Concewitz.
Con delibera in pari data, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati, Paolo Marchesini Stefano Saccardi, i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2009:
– con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
– con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.
Il 23 luglio 2007, a seguito delle dimissioni dell'Amministratore Vincenzo Visone, Robert Kunze-Concewitz è stato nominato membro del Consiglio di Amministrazione e Amministratore Delegato, con poteri analoghi a quelli attribuiti a Paolo Marchesini e Stefano Saccardi.

(2) Il Collegio Sindacale è stato nominato dall'Assemblea degli azionisti del 24 aprile 2007 e resterà in carica sino all'approvazione del bilancio dell'esercizio 2009.

(3) L'incarico è stato conferito dall'Assemblea degli azionisti del 24 aprile 2007 che ha riconfermato la società per la revisione dei bilanci degli esercizi 2007, 2008 e 2009.

EVENTI SIGNIFICATIVI DEL PERIODO

Ristrutturazione industriale

Il 10 gennaio 2007, il Gruppo Campari ha annunciato la decisione di interrompere l'attività produttiva nello stabilimento di Sulmona e di trasferirne l'attività in altri siti produttivi.

Lo stabilimento di Sulmona è entrato a far parte del Gruppo con l'acquisizione Bols del 1995 e non ha mai raggiunto un livello di efficienza sostenibile, nonostante gli investimenti e i trasferimenti di produzioni effettuati, nonché gli sforzi di trovare nuove opportunità produttive, anche per conto terzi.

A seguito del drastico ridimensionamento della categoria dei *ready to drink* e del declino generalizzato del mercato delle bibite analcoliche gassate, l'utilizzo delle linee di produzione è sceso a livelli che hanno reso economicamente insostenibile il proseguimento dell'attività.

La Società, nella tradizione di rapporti sindacali rivolti costantemente a attenuare le conseguenze sociali di decisioni economicamente obbligate, e nell'ottica di minimizzare l'impatto sui livelli occupazionali, ha assicurato la propria disponibilità a definire con i rappresentanti dei lavoratori un concreto programma di misure alternative e di sostegno.

Il 15 giugno 2007 si è svolto presso il Ministero dello Sviluppo Economico una riunione relativa al sito produttivo di Sulmona, alla quale, oltre ai rappresentanti nazionali e territoriali delle OO.SS. e a dirigenti di Davide Campari-Milano S.p.A., hanno partecipato rappresentanti della Regione Abruzzo, della Provincia dell'Aquila, del Comune di Sulmona, dell'Unione Industriali della provincia dell'Aquila e dell'Assolombarda.

La Società si è resa disponibile a proseguire le attività produttive nello stabilimento di Sulmona fino al 30 settembre 2007 e ha inoltre accolto la proposta di farsi parte attiva nella reindustrializzazione del sito continuando a impegnarsi direttamente nella ricerca di imprenditori sia del settore alimentare che di eventuali altri settori.

Il 28 giugno 2007 la Società e le Organizzazioni Sindacali hanno firmato un accordo che definisce le misure e gli strumenti previsti per contenere l'impatto sociale derivante dalla prevista cessazione delle attività produttive nel sito di Sulmona.

Il 11 luglio 2007, presso il Ministero dello Sviluppo Economico, è stato ratificato da tutte le parti già coinvolte nell'accordo del 15 giugno un Protocollo di Intesa per la reindustrializzazione del sito di Sulmona, che recepisce i reciproci impegni nonché le azioni e strumenti utili alla gestione delle problematiche relative agli esuberi del personale derivanti dalla cessazione delle attività.

Il 27 luglio 2007, infine, presso il Ministero del Lavoro e della Previdenza Sociale, la Società e le Organizzazioni Sindacali hanno raggiunto un accordo a supporto della richiesta di attivare la Cassa Integrazione Guadagni Straordinaria per cessazione di attività a favore dei lavoratori dello stabilimento di Sulmona, secondo la normativa in vigore.

Nuova società commerciale in Cina

Nel febbraio 2007 è diventata operativa Campari (Beijing) Trading Company, una nuova società commerciale, controllata al 100% dal Gruppo Campari, con sede a Beijing.

La nuova società, costituita con l'obiettivo di cogliere le notevoli potenzialità del mercato cinese, distribuirà il portafoglio *spirit* e *wine* del Gruppo tramite due strutture commerciali separate e specializzate nelle due aree di *business*.

Relativamente ai vini, Campari (Beijing) Trading Company distribuirà sia la produzione locale di Qingdao Sella & Mosca Winery Co. Ltd. (società controllata dal Gruppo per il 93,67%) che i vini di importazione Sella & Mosca, Chateau Lamargue e Teruzzi & Puthod.

Nuova società in Argentina

In relazione all'acquisizione Old Smuggler, finalizzata contestualmente a Glen Grant il 15 marzo 2006, a seguito dell'autorizzazione dell'*antitrust* del 12 marzo 2007, il Gruppo ha potuto perfezionare l'acquisto del marchio Old Smuggler anche per l'importante mercato argentino.

Pertanto, Campari Argentina S.R.L., costituita nel corso del 2006 e controllata al 100% dal Gruppo, è diventata operativa.

Tale società importa il malto dalla Scozia e coordina localmente la produzione e la vendita del *whisky* Old Smuggler, tramite un imbottigliatore e un distributore terzi.

Assemblea ordinaria degli azionisti della Capogruppo

Il 24 aprile 2007 l'Assemblea degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2006 e ha deliberato la distribuzione di un dividendo di € 0,10 per azione, invariato rispetto allo scorso anno.

L'Assemblea ha inoltre:

- nominato il Consiglio di Amministrazione per il triennio 2007 - 2009, composto da Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi, Enzo Visone e, con la qualifica di indipendente, Enrico Corradi, Cesare Ferrero e Renato Ruggiero; l'Assemblea ha confermato Luca Garavoglia alla Presidenza della Società;
- nominato il Collegio Sindacale, sempre per il triennio 2007 - 2009, composto da Antonio Ortolani, Presidente e Alberto Lazzarini e Giuseppe Pajardi, Sindaci Effettivi, nonché Alberto Giarrizzo Garofalo, Gianpaolo Porcu e Paolo Proserpio, Sindaci Supplenti;
- deliberato la proroga dell'incarico di revisione contabile a Reconta Ernst & Young S.p.A. per il triennio 2007 - 2009;
- autorizzato il Consiglio di Amministrazione all'acquisto e/o alienazione di azioni proprie, finalizzati principalmente a servire i piani di *stock option*; l'autorizzazione è stata richiesta per l'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie già in possesso della Società, non superino il 10% del capitale sociale.

Fusione per incorporazione di Glen Grant S.r.l.

Allo scopo di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, il Consiglio di Amministrazione del 8 maggio 2007 ha deliberato la fusione per incorporazione di Glen Grant S.r.l., detentrice del marchio Glen Grant, nella Capogruppo, Davide Campari-Milano S.p.A., che attualmente ne controlla il 100%.

La fusione è stata perfezionata con atto del 20 luglio 2007 e avrà efficacia dal 1 settembre 2007 con effetti contabili e fiscali dal 1 gennaio 2007.

Acquisizione di Cabo Wabo Tequila

Il 7 maggio 2007 il Gruppo Campari ha annunciato di avere siglato un accordo per l'acquisizione di una partecipazione del 80% di Cabo Wabo Tequila.

Il valore dell'operazione, il cui *closing* è previsto per gennaio 2008, è di US$ 80 milioni (€ 60 milioni circa al tasso di cambio corrente), pari a un multiplo di 11,8 volte l'EBITDA atteso per il 2007.

Il Gruppo avrà la possibilità di acquisire la restante partecipazione del 20% di Cabo Wabo Tequila in due *tranche* del 15% e 5% attraverso opzioni *call / put* esercitabili, rispettivamente, nel 2012 e nel 2015.

Cabo Wabo è una importante *tequila ultra premium*, che gode di una reputazione di altissima qualità e ha conseguito diversi premi; la gamma include Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco e la nuova *ultra luxury* Cabo Uno, invecchiata in botte per tre anni.

Con volumi di vendita di circa 70.000 casse da 9 litri, principalmente vendute negli Stati Uniti, Cabo Wabo è uno dei marchi con tassi di crescita più elevati sul mercato americano degli *spirit*.

Cabo Wabo è un'acquisizione strategica per il Gruppo, perchè contribuirà in misura significativa a rafforzare il portafoglio di marchi *ultra premium* nel mercato statunitense e ad aumentare il *focus* sulla *tequila*, grazie alla proprietà di un *brand* in una delle categorie con tassi di crescita più elevati nel mercato statunitense degli *spirit*.

Inventore e maggior azionista di Cabo Wabo, società da lui creata nel 1996, è la *rock star* Sammy Hagar, profondo conoscitore di *tequila*, che in questi anni è stato l'ambasciatore per il *brand* Cabo Wabo e la forza creativa alla base del suo successo.

Successivamente al *closing* dell'operazione, Sammy Hagar e il suo socio Marco Monroy continueranno a detenere il 20% della società e Sammy Hagar continuerà a essere coinvolto in prima persona nelle scelte sulla qualità del prodotto e nell'attività di promozione del *business*, con l'obiettivo di far crescere la conoscenza della marca e le vendite negli Stati Uniti e nel resto del mondo.

Management

Si segnala che, a seguito della scelta di Enzo Visone di lasciare l'incarico, il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha nominato Robert Kunze-Concewitz *Chief Executive Officer* del Gruppo Campari.

Robert Kunze-Concewitz, 40 anni, austriaco, rappresenta una scelta interna e di continuità: nel Gruppo Campari dal 2005, in qualità di *Group Marketing Officer* ha curato, in particolare, lo sviluppo e la realizzazione di nuove strategie di *marketing* per i più importanti *brand* del Gruppo in tutti i mercati. Maturità francese, laurea con lode in USA seguita da un *master* in *business administration* in Gran Bretagna, parla cinque lingue e ha lavorato in Italia, Germania, Gran Bretagna, Francia, Benelux, Stati Uniti e Svizzera.

In passato, prima di entrare a far parte del Gruppo Campari, ha ricoperto ruoli di crescente responsabilità all'interno del Gruppo Procter & Gamble fino a diventare *Corporate Marketing Director* della divisione *Global Prestige Products*.

ANDAMENTO DELLE VENDITE

Evoluzione generale

Le vendite del primo semestre del 2007 sono state pari a € 440,6 milioni, con una crescita complessiva del 5,4% rispetto al corrispondente periodo dello scorso anno.

Tale risultato può essere considerato decisamente positivo, in quanto la crescita organica delle vendite (a perimetro omogeneo e cambi costanti) è stata del 10,7%; mentre le variazioni di perimetro e di cambio hanno avuto entrambe un impatto negativo, rispettivamente pari al 2,9% e al 2,3%.

	€ milioni	in % sul primo semestre 2006
– vendite nette del primo semestre 2007	440,6	
– vendite nette del primo semestre 2006	417,8	
Variazione totale	**22,8**	**5,4%**
di cui:		
crescita organica	44,6	10,7%
variazioni di perimetro	–12,1	–2,9%
variazioni di cambio	–9,7	–2,3%
Variazione totale	**22,8**	**5,4%**

La crescita organica a due cifre è stata determinata dal buon risultato conseguito da tutti i *brand* principali del Gruppo e, in particolare, da Campari, SKYY Vodka, Aperol e dai *brand* brasiliani tra gli *spirit* e dal *vermouth* e dagli spumanti Cinzano tra gli *wine*.

L'effetto variazione di perimetro ha evidenziato nel semestre un saldo netto negativo di € 12,1 milioni, pari al 2,9%, generato dall'interruzione delle vendite di Lipton Ice Tea sul mercato italiano.

Alla fine dello scorso anno infatti, Campari Italia S.p.A. e il Gruppo Unilever hanno concordato di non procedere al rinnovo del contratto di distribuzione dei prodotti a marchio Lipton Ice Tea, in scadenza a fine dicembre 2006.

Pertanto, per la determinazione della crescita organica realizzata dal Gruppo nel 2007, le vendite di questo *brand* relative all'anno 2006 vengono considerate come variazione negativa di perimetro: nel periodo in oggetto, tale effetto è stato particolarmente rilevante, pari a € 18,3 milioni, a causa della concentrazione delle vendite di questo prodotto nel secondo trimestre dell'anno.

Per contro, il semestre ha beneficiato anche di una crescita esterna positiva, pari a € 6,2 milioni, determinata principalmente (€ 4,0 milioni) da Glen Grant, Old Smuggler e Braemar, la cui acquisizione è stata finalizzata il 15 marzo 2006.

La tabella seguente presenta un dettaglio per *brand* delle vendite che hanno determinato la variazione di perimetro.

Vendite del primo semestre 2007: dettaglio dell'effetto perimetro	€ milioni
Glen Grant, Old Smuggler e Braemar	4,0
Sub-totale *brand* del Gruppo	4,0
Cessata distribuzione Lipton Ice Tea in Italia	-18,3
Altri *brand* di terzi	2,2
Sub-totale brand di terzi	-16,1
Totale crescita esterna	**-12,1**

La variazione dei tassi di cambio medi del 2007, rispetto a quelli rilevati nello stesso periodo dello scorso anno, ha avuto un impatto negativo sulle vendite del primo semestre, pari al 2,3%, determinato principalmente dal rafforzamento dell'Euro nei confronti del Dollaro USA (che si è deprezzato del 7,6%).

La tabella seguente evidenzia i cambi medi per le valute più significative per il Gruppo.

Cambi medi del primo semestre	2007	2006	Variazione %
US$ x 1 €	1,329	1,229	
€ x 1 US$	0,7522	0,8137	-7,6%
BRC x 1 €	2,719	2,693	
€ x 1 BRC	0,3678	0,3714	-1,0%
CHF x 1 €	1,632	1,561	
€ x 1 CHF	0,6128	0,6405	-4,3%
JPY x 1 €	159,644	142,155	
€ x 1000 JPY	6,2640	7,0346	-11,0%
GBP x 1 €	0,675	0,687	
€ x 1000 GBP	1,4822	1,4556	1,8%

Vendite per area geografica

Nel semestre tutte le aree geografiche hanno avuto un andamento estremamente positivo delle vendite; la solida crescita organica complessiva (+10,7%) è stata infatti generata da tassi di crescita delle singole aree compresi tra il 8,0% (per l'Italia) e il 18,3% (per l'Europa).

In dettaglio, le due tabelle sottostanti mostrano, rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite per area e, la seconda, la scomposizione della variazione totale di ciascuna area nelle tre componenti di crescita organica, variazione di perimetro ed effetto cambi.

	Primo semestre 2007		Primo semestre 2006		Variazione %
	€ milioni	%	€ milioni	%	2007 / 2006
Italia	192,6	43,7%	194,2	46,5%	-0,8%
Europa	86,5	19,6%	69,5	16,6%	24,5%
Americhe	143,3	32,5%	137,5	32,9%	4,2%
Resto del mondo e *duty free*	18,2	4,1%	16,6	4,0%	9,5%
Totale	**440,6**	**100,0%**	**417,8**	**100,0%**	**5,4%**

Analisi della variazione %	variazione in % totale	crescita organica	variazione perimetro	effetto cambio
Italia	-0,8%	8,0%	-8,8%	0,0%
Europa	24,5%	18,3%	6,4%	-0,3%
Americhe	4,2%	10,5%	0,3%	-6,6%
Resto del mondo e *duty free*	9,5%	11,4%	0,4%	-2,3%
Totale	**5,4%**	**10,7%**	**-2,9%**	**-2,3%**

In **Italia**, dove la crescita organica del 8,0% è stata interamente compensata da un effetto perimetro negativo pari a 8,8%, le vendite complessive del semestre hanno evidenziato una contrazione del 0,8%.

La crescita organica, a perimetro costante, ha beneficiato di un andamento estremamente positivo delle vendite di Campari, Aperol e Cinzano (sia spumanti che *vermouth*).

La variazione netta negativa di perimetro è stata determinata da Lipton Ice Tea (*brand* di terzi la cui distribuzione è terminata a fine 2006), solo parzialmente compensata dalla crescita esterna relativa a Glen Grant.

L'**Europa** è l'area che, in assoluto, nel periodo ha realizzato la *performance* migliore, con una crescita totale del 24,5%.

A parità di perimetro di consolidamento e di cambi, la crescita rispetto allo scorso anno è stata del 18,3% ed è il risultato di un *trend* delle vendite positivo in tutti i principali mercati, tra cui, in particolare, è opportuno menzionare la Russia, per lo straordinario tasso di crescita (correlato principalmente allo sviluppo delle vendite del *vermouth* Cinzano) e la Germania, che ha realizzato una *performance* molto positiva con Campari e Cinzano *sparkling wine*.

La variazione di perimetro in quest'area è stata positiva (6,4%) e determinata sia dall'avvio della distribuzione della *vodka* di terzi Russky Standard in Germania e Svizzera (peraltro con risultati al di sopra di ogni aspettativa) sia dalla vendita di prodotti correlati all'acquisizione Glen Grant.

L'area **Americhe,** globalmente, ha evidenziato nel semestre una crescita delle vendite pari al 4,2%, in quanto l'effetto cambio negativo del 6,6% ha eroso significativamente l'ottima crescita organica del 10,5%.

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento delle vendite in quest'area che, grazie alla rilevante presenza del Gruppo nei mercati statunitense e brasiliano, rappresenta circa un terzo del *business* complessivo.

	Primo semestre 2007		Primo semestre 2006		Variazione %
	€ milioni	%	€ milioni	%	2007 / 2006
USA	106,2	74,1%	104,1	75,7%	2,1%
Brasile	31,1	21,7%	28,3	20,6%	9.9%
Altri paesi	6,0	4,2	5,2	3,8%	16.6%
Totale area Americhe	**143,3**	**100,0**	**137,5**	**100,0**	**4,2%**

Analisi della variazione %	variazione in % totale	crescita organica	variazione perimetro	effetto cambio
USA	2.1%	9,8%	0,5%	-8,2%
Brasile	9,9%	11,0%	-0,1%	-1,1%
Altri paesi	16,6%	20,5%	0,0%	-3,9%
Totale	**4,2%**	**10,5%**	**0,3%**	**-6,6%**

L'evoluzione organica delle vendite negli **Stati Uniti** continua a essere estremamente positiva (9,8%), grazie al buon risultato conseguito sia dal *core brand* SKYY Vodka sia da alcuni dei *brand* di terzi in distribuzione.

La variazione di perimetro, positiva ma limitata al 0,5%, è relativa alle vendite dello *Scotch whisky* Old Smuggler, acquisito nel corso dello scorso anno.

La forte svalutazione del Dollaro USA intervenuta nel semestre ha generato, peraltro, un effetto cambio negativo (8,2%) che ha portato la crescita complessiva dell'area a un più contenuto 2,1%.

Anche in **Brasile** il primo semestre dell'anno è stato estremamente positivo, con un incremento delle vendite del 9,9%.

La crescita organica è stata del 11,0%, determinata dal buon risultato di tutti i *brand* più importanti, Campari e Dreher in particolare, mentre la svalutazione del Real brasiliano è stata contenuta, generando un impatto negativo del 1,1%.

Anche negli altri paesi dell'area Americhe il primo semestre dell'anno è stato più che soddisfacente e le vendite sono incrementate complessivamente del 16,6% (+20,5% a cambi costanti).

Il risultato è stato determinato principalmente dal Canada, con SKYY Vodka, e dall'Argentina, con l'avvio delle vendite dello *Scotch whisky* Old Smuggler,

L'area **Resto del Mondo e *duty free*** nel semestre ha realizzato una crescita del 9,5% (+11,4% a cambi costanti), grazie al buon risultato conseguito nel canale *duty free*.

Nei due mercati più importanti dell'area, Australia e Giappone, si evidenziano andamenti opposti, rispettivamente positivo il primo e negativo il secondo.

Vendite per area di business

Le vendite di tutte le aree di *business*, a cambio e perimetro costanti, hanno registrato nel primo semestre del 2007 una crescita importante.

Anche in termini reali, il confronto con lo scorso anno rimane peraltro estremamente positivo e il solo segmento *soft drink* evidenzia una contrazione, interamente attribuibile all'interruzione della distribuzione di Lipton Ice Tea.

Le due tabelle sottostanti mostrano, rispettivamente, l'evoluzione delle vendite per area di *business* e l'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	Primo semestre 2007 € milioni	%	Primo semestre 2006 € milioni	%	Variazione % 2007 / 2006
Spirit	318,7	72,3%	293,2	70,2%	8,7%
Wine	56,9	12,9%	47,5	11,4%	19,7%
Soft drink	57,4	13,0%	71,9	17,2%	-20,2%
Altre vendite	7,6	1,7%	5,1	1,2%	47,2%
Totale	**440,6**	**100,0%**	**417,8**	**100,0%**	**5,4%**

Analisi della variazione %	variazione in % totale	crescita organica	variazione perimetro	effetto cambio
Spirit	8,7%	10,2%	1,7%	-3,2%
Wine	19,7%	20,2%	0,0%	-0,5%
Soft drink	-20,2%	5,3%	-25,5%	0,0%
Altre vendite	47,2%	24,6%	22,4%	0,2%
Totale	**5,4%**	**10,7%**	**-2,9%**	**-2,3%**

Spirit

Le vendite degli *spirit* sono state pari a € 318,7 milioni, con una crescita complessiva del 8,7% rispetto al primo semestre dello scorso anno; escludendo il contributo della crescita esterna (+1,7%) e l'effetto cambio negativo (-3,2%), il segmento ha conseguito una crescita organica del 10,2%, grazie al buon risultato ottenuto da tutti i principali marchi del Gruppo.

Il primo semestre 2007 è stato decisamente positivo per le vendite di **Campari** che, a cambi costanti, sono incrementate del 10,6% (9,7% a cambi correnti).

La crescita è stata generata dal buon risultato conseguito sia nei tre mercati principali, ovvero Italia, Germania e Brasile, sia in altri importanti mercati europei, quali Francia e Grecia.

È opportuno precisare che in alcuni mercati si presenterà, nella seconda parte dell'anno 2007, un confronto sfavorevole con le vendite degli ultimi due trimestri del 2006, che furono particolarmente elevate a seguito della ricostituzione degli *stock* presso i distributori, avvenuta a seguito dell'introduzione del nuovo *packaging*.

Il *brand* **SKYY** (SKYY Vodka e la gamma *flavor*) ha chiuso il primo semestre dell'anno con una crescita, a cambi costanti, del 13,3%; a cambi correnti, per il combinato effetto dell'elevata concentrazione delle vendite negli Stati Uniti e della forte svalutazione del Dollaro USA, la crescita è risultata del 5,4%.

Le vendite della marca continuano a crescere bene tanto negli Stati Uniti quanto negli altri paesi: fra questi, le vendite del semestre sono state particolarmente positive in Italia, Germania e Canada, ovvero nei tre principali mercati di esportazione, nei quali sono state intensificate con successo le attività di *marketing*.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, hanno chiuso il primo semestre dell'anno in crescita del 2,6%.

Nel secondo trimestre, che è stato particolarmente positivo e ha recuperato il ritardo della prima parte dell'anno, è stata lanciata una nuova originale campagna pubblicitaria, veicolata su stampa e affissioni.

Nel primo semestre dell'anno, **Aperol** ha incrementato le vendite del 23,7%.

Il *trend* di crescita di questo *brand* continua a essere eccezionale e, se in parte è determinato dal favorevole ampliamento della distribuzione a nuovi interessanti mercati europei, dall'altro è sempre sostenuto da una regolare crescita a due cifre sul mercato italiano, che rappresenta ancora quasi il 90% delle vendite della marca.

Il semestre è stato particolarmente positivo anche per le vendite di **Aperol Soda** (+21,5%), interamente concentrate sul mercato italiano.

Le vendite dei *brand* brasiliani hanno registrato una crescita del 9,2% a cambi costanti (8,1% a cambi correnti).

In particolare, il risultato del semestre e le prospettive per il breve periodo appaiono estremamente favorevoli per l'*aguardiente* **Dreher**.

Le vendite degli *Scotch whisky* **Glen Grant** e **Old Smuggler** relative al periodo 1° gennaio – 15 marzo 2007 rilevano ancora come crescita esterna e, pertanto, la crescita organica nel primo semestre dell'anno si riferisce di fatto al solo secondo trimestre.

Ciò premesso, la crescita organica delle due marche è stata estremamente positiva (superiore al 50%), anche se è opportuno evidenziare che la *performance* dei *brand* in oggetto ha beneficiato del fatto che le vendite del secondo trimestre dello scorso anno erano state negativamente condizionate dagli elevati livelli di *stock* presenti sul mercato al momento dell'acquisizione, immessi dal precedente proprietario della marca.

Le vendite di **Ouzo 12** registrano una crescita pari a 1,1%, frutto di un andamento positivo della marca tanto nel mercato tedesco quanto negli altri mercati internazionali, a fronte del quale si evidenzia percontro una situazione di sofferenza nel mercato domestico (Grecia).

Nel primo semestre dell'anno le vendite di **Cynar** hanno evidenziato una crescita del 4,8% a cambi costanti e del 3,8% a cambi correnti.

Tra i tre mercati principali, l'andamento è stato positivo in Brasile e Svizzera e in flessione in Italia.

Le vendite di **Campari Mixx**, distribuito sul solo mercato italiano, nel primo semestre 2007 evidenziano una lieve flessione (4,9%).

Nell'ambito della categoria dei *ready to drink*, terminata la fase di forte declino dei volumi che ha caratterizzato gli ultimi anni, si prospetta per questo *brand* una interessante nicchia di mercato, ridimensionata nei volumi ma profittevole.

Tra gli altri marchi di *spirit* del Gruppo, le vendite del primo semestre dell'anno sono state in crescita per il mirto Zedda Piras e in contrazione per Biancosarti.

Per quanto concerne invece i principali *brand* **di terzi** distribuiti, le vendite del primo semestre 2007 hanno evidenziato:

- una *performance* molto buona per Jack Daniel's, distribuito essenzialmente sul mercato italiano, con una crescita del 12,4%;
- una crescita del 2,4% per Jägermeister, sempre sul mercato italiano;
- una contrazione del 16,8% a cambi costanti per gli *Scotch whisky* (–22,4% a cambi correnti), determinata principalmente da Cutty Sark negli Stati Uniti;
- una crescita del 10,9% in valuta locale per *tequila* 1800 sul mercato statunitense (2,6% a cambi correnti);
- una sostanziale stabilità delle vendite a cambi costanti per i *brand* di C&C (+0,4%), distribuiti principalmente negli Stati Uniti (–6,7% a cambi correnti);
- una crescita del 11,7% per i *brand* Suntory, prevalentemente venduti negli Stati Uniti (+3,8% a cambi correnti).

Wine

Il primo semestre del 2007 è stato estremamente positivo per il *business wine* del Gruppo Campari: le vendite sono state pari a € 56,9 milioni, in crescita del 19,7% rispetto al corrispondente periodo dello scorso anno.

Alla luce del fatto che nel periodo non vi è stata alcuna variazione di perimetro e i tassi di cambio hanno avuto un impatto negativo limitato a 0,5%, la crescita organica è stata pari a 20,2%.

Fermo restando che quasi tutti i marchi del Gruppo hanno incrementato le vendite, la forte crescita del *brand* Cinzano è stata determinante per il conseguimento dell'ottima *performance* globale del segmento *wine*.

Le vendite del *vermouth* **Cinzano** nel primo semestre 2007 hanno registrato infatti una crescita del 43,2,% rispetto allo scorso anno (42,2% a cambi correnti); l'ampliamento della distribuzione e gli importanti investimenti promozionali e pubblicitari sostenuti negli anni precedenti, stanno portando i risultati attesi e i consumi della marca sono in crescita in tutti i principali mercati, tra cui Russia, Germania, Italia e Spagna; é peraltro opportuno evidenziare che in Russia, mercato nel quale è stato realizzato l'incremento più significativo, lo sviluppo delle vendite del semestre va in parte correlato al pesante ritardo nelle consegne dell'inizio dello scorso anno, causato dai cambiamenti legislativi intervenuti.

Anche per gli **spumanti Cinzano**, le vendite del semestre hanno evidenziato una solida crescita a due cifre: 25,3% a cambi costanti (24,8% a cambi correnti), grazie al buon risultato conseguito nei due mercati principali, Germania e Italia.

In Germania il riposizionamento delle marca sta dando ottimi risultati e la crescita a due cifre è stata realizzata in un semestre importante per le vendite della categoria spumanti.

In Italia, il tasso di crescita realizzato nel primo semestre è stato altrettanto elevato, ma, in questo caso, la significatività dei risultati conseguiti nei primi mesi dell'anno è assai più limitata, per via di una più marcata stagionalità della categoria.

I vini **Sella & Mosca**, hanno chiuso il semestre con una crescita del 4,6% (sia a cambi correnti che a cambi costanti), determinata dal risultato positivo conseguito sui mercati internazionali, quali Stati Uniti e Germania.

L'andamento delle vendite è stato positivo anche per i marchi **Mondoro** e **Riccadonna**, che hanno ottenuto ottime *performance* nei loro mercati *core*, ovvero, rispettivamente, Russia e Australia, e per i vini **Cantina Serafino** in Italia.

I vini **Teruzzi & Puthod**, per i quali è tuttora in corso la riorganizzazione di alcuni distributori nei mercati internazionali, hanno chiuso il primo semestre con vendite in contrazione rispetto allo scorso anno.

Soft drink

Nel primo semestre del 2007 i *soft drink* hanno realizzato vendite per € 57,4 milioni, in crescita del 5,3% rispetto allo scorso anno, se misurate a perimetro costante, e in contrazione del 20,2% dopo l'effetto perimetro negativo correlato all'interruzione della distribuzione del marchio di terzi Lipton Ice Tea.

L'andamento delle vendite è stato positivo per tutti i marchi di quest'area di *business*.

Particolarmente soddisfacente deve essere considerata la crescita del 5,5% di **Crodino** che, sul mercato italiano, continua a evidenziare un'interessante crescita dei consumi.

La linea **Lemonsoda, Oransoda e Pelmosoda** ha incrementato le vendite del 8,2% beneficiando anche di condizioni climatiche migliori dello scorso anno, fattore che sicuramente ha contribuito anche alla crescita delle vendite delle acque minerali **Crodo**.

Altre vendite

Nel primo semestre del 2007 le altre vendite, ovvero il segmento complementare agli altri che include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati, sono state pari a € 7,6 milioni e sono incrementate complessivamente del 47,2%.

Tale crescita è quasi interamente attribuibile alle vendite del distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione Glen Grant.

Relativamente a tali vendite, è opportuno precisare che, ai fini della rilevazione della crescita organica, concorre di fatto solo la crescita conseguita nel secondo trimestre dell'anno, in quanto le vendite del periodo 1 gennaio-15 marzo 2007 (data del *closing* dell'acquisizione Glen Grant) sono considerate come crescita esterna.

CONTO ECONOMICO CONSOLIDATO

Nel secondo trimestre dell'anno, il Gruppo Campari conferma il positivo *trend* di crescita evidenziato nel primo trimestre e presenta un risultato operativo, per i primi sei mesi del 2007, in crescita del 6,1% rispetto al corrispondente periodo dello scorso anno.

	Primo semestre 2007		Primo semestre 2006		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**440,6**	**100,0%**	**417,8**	**100,0%**	**5,4%**
Costo del venduto	(185,0)	-42,0%	(131,6)	-43,5%	1,9%
Margine lordo	**255,6**	**58,0%**	**236,3**	**56,5%**	**8,2%**
Pubblicità e promozioni	(79,8)	-18,1%	(70,9)	-17,0%	12,6%
Costi di vendita e distribuzione	(52,1)	-11,8%	(50,0)	-12,0%	4,1%
Margine commerciale	**123,7**	**28,1%**	**115,3**	**27,6%**	**7,2%**
Spese generali e amministrative e altri oneri e proventi operativi	(31,0)	-7,0%	(29,4)	-7,0%	5,5%
Risultato della gestione corrente	**92,7**	**21,0%**	**86,0**	**20,6%**	**7,9%**
Altri (oneri) e proventi non ricorrenti	(1,6)	-0,4%	(0,1)	0,0%	2037,9%
Risultato operativo	**91,1**	**20,7%**	**85,9**	**20,6%**	**6,1%**
Proventi (oneri) finanziari netti	(8,5)	-1,9%	(5,5)	-1,3%	55,7%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,1	0,0%	(0,0)	0,0%	-700,9%
Utile prima delle imposte	**82,7**	**18,8%**	**80,4**	**19,2%**	**2,8%**
Imposte	(25,7)	-5,8%	(22,5)	-5,4%	14,2%
Utile netto	**57,0**	**12,9%**	**57,9**	**13,9%**	**-1,6%**
Interessi di minoranza	(0,0)	0,0%	(2,3)	-0,6%	-97,9%
Utile netto del Gruppo	**56,9**	**12,9%**	**55,5**	**13,3%**	**2,5%**
Totale ammortamenti	(9,7)	-2,2%	(9,3)	-2,2%	3,8%
EBITDA	**100,8**	**22,9%**	**95,2**	**22,8%**	**5,9%**
EBITDA prima di altri oneri e proventi non ricorrenti	**102,4**	**23,2%**	**95,3**	**22,8%**	**7,5%**

Le **vendite nette** del semestre sono state pari a € 440,6 milioni; come precedentemente analizzato, l'incremento complessivo del 5,4% è stato alimentato da una solida crescita organica del 10,7%, parzialmente erosa da variazioni negative di perimetro di consolidamento e di cambio, che hanno avuto un impatto, rispettivamente, del 2,9% e del 2,3%.

Il **costo del venduto** del semestre ha avuto una crescita limitata al 1,9%, evidenziando un positivo contenimento di 1,5 punti percentuali dell'incidenza sulle vendite, passata dal 43,5% dello scorso anno al 42,0% del primo semestre 2007.

Al conseguimento di questo risultato ha contribuito significativamente un diverso *mix* delle vendite nei due periodi posti a confronto e, in particolare, la variazione di perimetro conseguente all'interruzione a fine 2006 della distribuzione di Lipton Ice Tea, *brand* che aveva un'incidenza del costo del venduto più elevata rispetto a quella media del *business* del Gruppo.

Se si escludesse questo effetto, il costo del venduto del primo semestre dell'anno risulterebbe avere complessivamente un'incidenza leggermente superiore a quella dello scorso anno (0,6 punti percentuali), dovuta in parte anche al significativo aumento di alcune materie prime tra cui, in particolare, vetro e alcool.

Con riferimento invece alla chiusura dello stabilimento di Sulmona, recentemente annunciata, si rammenta che nel 2007 essa avrà un impatto sui costi limitato all'ultima parte dell'anno.

I **costi per pubblicità e promozioni** sono stati pari al 18,1% delle vendite, con un'incidenza di 1,1 punti percentuali superiore a quella dello scorso anno, pari al 17,0%.

Tale variazione è dovuta in via principale (0,8 punti percentuali) alla sopracitata variazione di perimetro (effetto Lipton Ice Tea), e, in secondo luogo (0,3 punti percentuali), a una maggiore pressione degli investimenti pubblicitari sui *brand* del Gruppo.

Nel 2006, infatti, il pur elevato investimento promozionale destinato a Lipton Ice Tea, era quasi interamente compensato dai contributi ricevuti dal proprietario della marca (il Gruppo Unilever); conseguentemente, l'impatto netto di detti costi sul conto economico del Gruppo era minimo, diluendo pertanto l'incidenza complessiva dei costi per pubblicità e promozioni sulle vendite.

Ove si eliminassero dal conto economico consolidato del Gruppo le vendite e gli investimenti in pubblicità e promozioni relativi a Lipton Ice Tea, il conto economico del 2006 evidenzierebbe un'incidenza percentuale di detti investimenti superiore rispetto al dato riportato (17,5%) e pari al 18,1%.

I costi di **vendita e distribuzione** hanno lievemente ridotto la loro incidenza sulle vendite, dal 12,0% del primo semestre 2006 a 11,8% del 2007.

I costi delle strutture di vendita e di *marketing* hanno una componente di costi fissi e pertanto, al crescere delle vendite, la loro incidenza percentuale tende a essere più contenuta.

È peraltro necessario ricordare che nel 2006 è iniziato, ed è tuttora in corso, un rafforzamento generale di tali strutture nei principali mercati internazionali (in particolare negli Stati Uniti), che in parte compensa la tendenza sopra indicata.

Il **margine commerciale** del primo semestre 2007 è stato pari a € 123,7 milioni, con una crescita del 7,2% rispetto al corrispondente periodo dello scorso anno, attribuibile:

- per il 7,9% alla crescita organica;
- per il 1,5% alla crescita esterna;
- per il -2,2% al negativo effetto cambio.

È opportuno sottolineare che la variazione di perimetro ha avuto impatti significativamente diversi sulle vendite e sulla redditività.

Infatti, l'effetto netto della variazione di perimetro sulle vendite è stato negativo, e pari al -2,9%, in quanto l'impatto sfavorevole di Lipton Ice Tea è stato superiore all'apporto di Glen Grant e degli altri *brand* che hanno generato crescita esterna.

A livello di redditività, al contrario, i nuovi *brand* compensano ampiamente la redditività persa con la cessata distribuzione di Lipton Ice Tea (prodotto a bassa marginalità) e, pertanto, l'effetto netto della variazione di perimetro sul margine commerciale del Gruppo è positivo, e pari al 1,5%.

La voce **spese generali e amministrative e altri oneri e proventi operativi** evidenzia nel semestre un incremento del 5,5% rispetto allo scorso anno, mantenendo invariata l'incidenza percentuale (7,0%) sulle vendite.

Nel confronto fra i due periodi, si deve peraltro considerare che il 2007 sconta maggiori oneri per *stock option* di nuova attribuzione, che rappresentano il 1,6% della crescita indicata.

Il **risultato della gestione corrente** è stato di € 92,7 milioni, in crescita del 7,9% rispetto al corrispondente semestre dello scorso anno.

La voce **proventi e oneri non ricorrenti** presenta nel semestre, come saldo netto, un onere di € 1,6 milioni, che si confronta con un onere di € 0,1 milioni dello scorso anno.

Nel 2007 la voce accoglie oneri correlati al *turnover* nel *management* del Gruppo nonché plusvalenze realizzate in relazione alla vendita di immobili.

Il **risultato operativo**, pari a € 91,1 milioni, rappresenta una redditività sulle vendite del 20,7% e, rispetto al primo semestre dello scorso anno, risulta in crescita del 6,1%.

Gli **ammortamenti** complessivi del periodo, materiali e immateriali, sono stati pari a € 9,7 milioni, in aumento del 3,8% rispetto allo scorso anno, in cui erano stati pari a € 9,3 milioni.

Conseguentemente, l'**EBITDA prima di proventi e oneri non ricorrenti** è stato pari a € 102,4 milioni, in crescita del 7,5%, e l'**EBITDA** è stato pari a € 100,8 milioni, in crescita del 5,9%.

La voce del conto economico **proventi e oneri finanziari netti** evidenzia come saldo, nel primo semestre 2007, oneri per € 8,5 milioni, in aumento rispetto a € 5,5 milioni dello scorso anno.

Tali valori includono anche le differenze di cambio realizzate che, in entrambi i periodi, sono state positive rispettivamente per € 0,1 milioni nel 2007 e per € 0,7 milioni nel 2006.

Gli interessi finanziari netti del periodo sono stati pertanto pari a € 8,6 milioni, rispetto a € 6,2 milioni del semestre 2006; l'incremento è stato determinato sia dalla crescita dei tassi di interesse delle principali valute sia dal maggior indebitamento medio del primo semestre 2007, conseguente alle acquisizioni di Glen Grant e della quota di terzi in Skyy Spirits, LLC.

Per contro, la svalutazione del Dollaro USA nei confronti dell'Euro ha consentito di attutire parzialmente gli effetti negativi, comprimendo gli oneri finanziari relativi alla parte di indebitamento contratta nella valuta statunitense.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo positivo di € 0,1 milioni, in linea con quanto registrato lo scorso anno.

Le entità consolidate con il metodo del patrimonio netto sono *joint venture* commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in importanti mercati europei.

L'utile prima delle imposte e degli interessi di minoranza del periodo è stato pari a € 82,7 milioni, in crescita del 2,8% rispetto a quello dello scorso anno.

Le **imposte** del periodo sono state pari a € 25,7 milioni, cresciute rispetto allo scorso anno sia in valore assoluto che in termini di incidenza sull'utile prima delle imposte.

Tra i fattori che hanno determinato il maggior onere fiscale complessivo, si segnalano:

- l'inasprimento del livello di tassazione per le società italiane del Gruppo, conseguente alle nuove normative in materia di indeducibilità degli oneri;
- la crescita in assoluto dell'incidenza degli utili statunitensi di competenza del gruppo, colpiti da aliquota superiore a quella media complessiva, unita al venir meno degli utili di Skyy Spirits, LLC di competenza di terzi, che risentono del sistema locale di tassazione per trasparenza;
- maggiori imposte correnti in Brasile.

Come diretta conseguenza del maggior onere fiscale, l'**utile netto** del periodo, pari a € 57,0 milioni, è risultato in flessione del 1,6% rispetto al primo semestre 2006.

In seguito all'acquisto della partecipazione di terzi residua in Skyy Spirits, LLC, avvenuto alla fine del 2006, la **quota di utile di competenza di terzi** nel conto economico del Gruppo, diventa assolutamente marginale: nel primo semestre del 2007 non raggiunge € 0,1 milioni contro € 2,3 milioni del primo semestre dello scorso anno.

Conseguentemente, l'**utile netto del Gruppo** del primo semestre 2007, che beneficia del consolidamento del 100% dell'utile di Skyy Spirits, LLC, si attesta a € 56,9 milioni, in crescita del 2,5% rispetto a quello dello stesso periodo dello scorso anno.

REDDITIVITÀ PER AREA DI *BUSINESS*

Lo IAS 14 prevede che venga fornito un approfondimento economico settoriale, sia per segmenti di attività che per aree geografiche, identificando fra questi due il settore di analisi ritenuto primario e oggetto di un'informativa più completa.

La dimensione di analisi del *business* ritenuta primaria dal Gruppo Campari è quella per segmenti di attività, vale a dire *spirit*, *wine*, *soft drink* e il segmento complementare altre vendite e, pertanto, per tali quattro aree di *business*, viene presentata un'analisi dei risultati economici.

Il livello di redditività considerato più efficace per misurare la *performance* dei singoli segmenti è il margine commerciale, che mostra la profittabilità generata da ricavi e costi quasi interamente direttamente imputabili ai singoli *brand*.

Nel primo semestre del 2007, il margine commerciale consolidato del Gruppo è stato di € 123,7 milioni, in crescita del 7,2% rispetto al corrispondente periodo dello scorso anno.

La tabella sottostante presenta la ripartizione del margine commerciale del Gruppo per ciascuna area di *business*.

	Primo semestre 2007		Primo semestre 2006		2007 / 2006
	€ milioni	% su totale	€ milioni	% su totale	var %
Spirit	97,7	79,0%	94,1	81.6%	3,8%
Wine	5,9	4,7%	4,3	3,8%	34,9%
Soft drink	18,9	15,3%	15,7	13,6%	20,5%
Altro	1,3	1,0%	1,2	1.1%	4,3%
Margine commerciale delle aree di business	**123,7**	**100,0%**	**115,3**	**100,0%**	**7,2%**

Gli *spirit* rappresentano il segmento dimensionalmente più importante, sia in termini di vendite (72,3% del totale) che di profitti (79,0% del totale) ed evidenziano la marginalità più elevata delle quattro aree di *business* in cui il gruppo opera (30,7%).

Tuttavia, rispetto al primo semestre dello scorso anno, i due segmenti che hanno realizzato il tasso di crescita più elevato, sono stati gli *wine* e i *soft drink*, come meglio analizzato nelle tabelle sottostanti.

Redditività spirit

Nel primo semestre 2007 gli *spirit* hanno generato un margine commerciale di € 97,7 milioni, in crescita del 3,8% rispetto allo scorso anno, e pari al 30,7% delle vendite nette del segmento.

	Primo semestre 2007		Primo semestre 2006		
	€ milioni	incidenza % sulle vendite	€ milioni	incidenza % sulle vendite	variazione in %
Vendite nette	318,7	100,0%	293,2	100,0%	8,7%
Margine lordo	196,5	61,7%	180,7	61,6%	8,8%
Margine commerciale	97,7	30,7%	94,1	32,1%	3,8%

La crescita complessiva delle vendite nel semestre è stata estremamente positiva e pari al 8,7% (10,2% a cambi e perimetro omogenei); tale *performance* si è riflessa anche a livello del margine lordo, in crescita del 8,8% (10,2% la crescita organica).

La buona *performance* dei *brand* a più alta marginalità (Campari, SKYY Vodka e Aperol) ha infatti compensato l'incremento dei costi di alcune materie prime verificatosi nel semestre.

La più contenuta crescita del margine commerciale (3,8% totale e 4,9% organica) è stata determinata, invece, da una più marcata incidenza degli investimenti pubblicitari e promozionali del periodo, tra i quali i costi di produzione relativi alla nuova campagna pubblicitaria internazionale per il *brand* Campari, che sarà utilizzata anche nella seconda parte dell'anno.

Redditività wine

Il margine commerciale degli *wine* del primo semestre 2007 è stato di € 5,9 milioni, in crescita del 34,9% rispetto allo scorso anno, e rappresenta una redditività sulle vendite del 10,3%.

	Primo semestre 2007		Primo semestre 2006		
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	variazione in %
Vendite nette	56,9	100,0%	47,5	100,0%	19,7%
Margine lordo	25,4	44,7%	22,3	46,9%	14,2%
Margine commerciale	5,9	10,3%	4,3	9,1%	34,9%

Il semestre è stato caratterizzato da un andamento delle vendite molto buono per tutti i principali *brand* e, in particolare, per il *vermouth* e gli spumanti Cinzano.

La crescita del margine lordo, per contro, risulta più contenuta (14,2%), in quanto sconta un maggior costo del venduto determinato sia dall'incremento del costo del vetro sia da un effetto *mix* sfavorevole.

Gli investimenti pubblicitari e promozionali del periodo sono stati in valore assoluto in linea con quelli dello scorso anno e, quindi, la loro incidenza percentuale sulle vendite è risultata nettamente inferiore al primo semestre 2006, con conseguente forte effetto positivo sul margine commerciale.

Nel periodo non ci sono state variazioni di perimetro e l'impatto sfavorevole dei cambi sulla redditività del segmento è stato del tutto trascurabile.

Redditività soft drink

Il margine commerciale dei *soft drink* è stato pari a € 18,9 milioni, con un'incidenza sulle vendite del 32,9% e una crescita del 20,5% rispetto allo scorso anno.

	Primo semestre 2007		Primo semestre 2006		
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	variazione in %
Vendite nette	57,4	100,0%	71,9	100,0%	-20,2%
Margine lordo	32,3	56,2%	31,8	44,2%	1,4%
Margine commerciale	18,9	32,9%	15,7	21,8%	20,5%

La *performance* di quest'area di *business* è stata fortemente condizionata dall'interruzione della distribuzione del marchio di terzi Lipton Ice Tea che, a livello totale, ha determinato una contrazione delle vendite del segmento del 20,2%; a perimetro costante lo sviluppo delle vendite del segmento è stato invece pari al 5,3%.

Tale variazione di perimetro, tuttavia, ha avuto un impatto positivo sul margine lordo del 2007, in quanto Lipton Ice Tea aveva per il Gruppo un costo del venduto significativamente più elevato di quello medio del comparto.

Il margine lordo ha pertanto migliorato sensibilmente la sua incidenza percentuale sulle vendite, passando dal 44,2% dello scorso anno al 56,2% e, in valore assoluto, è risultato addirittura in lieve crescita rispetto allo scorso anno (1,40%).

La robusta crescita del margine commerciale (+20,5%) è invece imputabile alla minore incidenza degli investimenti pubblicitari.

Infatti, tra i *brand* principali del segmento, mentre Crodino continua a essere sostenuto da una pressione pubblicitaria forte, regolare ed efficace, sono stati razionalizzati gli investimenti relativi alle bibite sodate.

Redditività altre vendite

La redditività del segmento complementare "altre vendite", che include le attività di *co-packing* e la vendita a terzi di materie prime e semilavorati, nel primo semestre dell'anno è stata di € 1,3 milioni, con una crescita del 4,3%.

La forte crescita delle vendite è correlata alla recente acquisizione di Glen Grant ed è interamente attribuibile alla vendita a terzi del distillato di malto, prodotto da Glen Grant Distillery Company Ltd.

La redditività del semestre cresce, ma risulta condizionata negativamente dalla minore attività di *co-packing* del periodo.

	Primo semestre 2007		Primo semestre 2006		
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	variazione in %
Vendite nette	7,6	100,0%	5,1	100,0%	47,2%
Margine lordo	1,4	18,5%	1,5	29,0%	-6,2%
Margine commerciale	1,3	17,1%	1,2	24,2%	4,3%

SITUAZIONE FINANZIARIA E PATRIMONIALE

Rendiconto finanziario

La tabella sottostante presenta un rendiconto finanziario semplificato e riclassificato rispetto al rendiconto finanziario che fa parte dei prospetti di bilancio.

La riclassifica principale consiste nel non evidenziare i flussi di cassa relativi alle variazioni di indebitamento a breve e a lungo termine e alle variazioni di investimento in titoli negoziabili: in tal modo, il flusso di cassa totale generato (o assorbito) nel semestre, coincide con la variazione della posizione finanziaria netta tra il 1 gennaio e il 30 giugno.

Nel primo semestre 2007 il Gruppo ha generato un flusso di cassa netto pari a € 51,5 milioni, dato estremamente positivo rispetto a quello del corrispondente periodo dello scorso anno, che evidenziava un flusso netto negativo, pari a € 108,1 milioni, peraltro totalmente imputabile all'acquisizione Glen Grant, Old Smuggler e Braemar (del valore di € 128,9 milioni).

La generazione di cassa del periodo ha inoltre beneficiato di un considerevole miglioramento del *free cash flow*, più che raddoppiato rispetto al primo semestre dello scorso anno.

	Primo semestre 2007 € milioni	Primo semestre 2006 € milioni
Utile netto	56,9	55,5
Ammortamenti e variazioni che non determinano movimenti di cassa	12,0	10,2
Variazioni di crediti e debiti fiscali e di attività e passività non finanziarie	16,2	2,1
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**85,1**	**67,8**
Variazione capitale circolante netto operativo	(14,3)	(27,3)
Flusso di cassa generato dalle attività operative	**70,8**	**40,5**
Flusso di cassa assorbito da investimenti	**(6,8)**	**(9,5)**
Free cash flow	**64,0**	**30,9**
Acquisizioni	(1,2)	(128,9)
Altre variazioni	8,2	(0,1)
Dividendo pagato dalla Capogruppo	(29,0)	(28,1)
Flusso di cassa assorbito da altre attività	**(22,1)**	**(157,1)**
Differenze cambio e altre variazioni	9,5	18,1
Totale flusso di cassa netto del periodo =variazione delle posizione finanziaria netta	**51,5**	**(108,1)**
Posizione finanziaria netta di inizio del periodo	(379,5)	(371,4)
Posizione finanziaria netta di fine periodo	(328,0)	(479,5)

In particolare, il *free cash flow* del primo semestre 2007 è stato di € 64,0 milioni, generato dalle attività operative per € 70,8 milioni e in parte assorbito da investimenti per € 6,8 milioni (al netto dei ricavi da dismissioni).

Rispetto allo scorso anno, in cui il *free cash flow* era stato pari a € 30,9 milioni, si registra una variazione positiva dei debiti e crediti fiscali e delle attività e passività non finanziarie, nonché una crescita più contenuta del capitale circolante netto operativo.

Nel primo semestre 2007 gli investimenti industriali sono stati pari a € 13,2 milioni, più elevati rispetto al 2006, in cui erano stati pari a € 10,0 milioni; il periodo ha beneficiato tuttavia di proventi da cessioni di immobilizzazioni per € 6,4 milioni (€ 0,4 milioni nel 2006).

Tra gli investimenti, gli importi più significativi sono relativi alla nuova sede di Sesto San Giovanni (€ 5,6 milioni), agli interventi effettuati negli stabilimenti italiani di Novi Ligure e Crodo, che accoglieranno le produzioni oggi realizzate a Sulmona, nonché al completamento del piano vigneti per Sella & Mosca S.p.A.

I proventi da cessioni si riferiscono invece alla vendita di un immobile in Brasile e di una parte del fabbricato dell'*ex* stabilimento di Termoli.

Per quanto concerne gli altri flussi di cassa, oltre al pagamento del dividendo per € 29,0 milioni e all'incasso netto di € 8,2 milioni dalla vendita di azioni proprie, nel semestre il Gruppo ha potuto completare l'acquisizione di Glen Grant, Old Smuggler e Braemar, avvenuta lo scorso anno, con il perfezionamento dell'acquisto del marchio Old Smuggler per l'Argentina, per € 1,2 milioni.

Le differenze cambio e altre variazioni minori impattano positivamente per € 9,5 milioni.

Composizione dell'indebitamento netto

La posizione finanziaria netta al 30 giugno 2007 presenta un indebitamento netto pari a € 328,0 milioni, inferiore rispetto a quello del 31 dicembre 2006, pari a € 379,5 milioni.

Le voci principali che hanno generato il contenimento del debito netto (per € 51,5 milioni) sono state sopra commentate nel rendiconto finanziario.

La tabella seguente evidenzia invece la struttura del debito tra inizio e fine periodo.

	30 giugno 2007 € milioni	31 dicembre 2006 € milioni
Cassa, banche e titoli	187,7	240,3
Debiti verso banche	(113,0)	(209,3)
Debiti per *leasing* immobiliare	(3,1)	(3,1)
Private placement e prestito obbligazionario	(17,8)	(17,7)
Altri debiti finanziari	-	0,3
Posizione finanziaria netta a breve termine	**53,8**	**10,4**
Debiti verso banche	(1,1)	(1,2)
Debiti per *leasing* immobiliare	(14,4)	(16,0)
Private placement e prestito obbligazionario	(364,2)	(370,6)
Altri debiti finanziari	(2,1)	(2,2)
Posizione finanziaria netta a medio - lungo termine	**(381,8)**	**(390,0)**
Posizione finanziaria netta	(328,0)	(379,5)

In particolare, il *cash flow* generato nel semestre ha migliorato la posizione finanziaria a breve termine che, positiva per € 10,4 milioni a inizio periodo, risulta positiva per € 53,8 milioni al 30 giugno 2007.

La situazione finanziaria a medio lungo termine mostra invece un livello di indebitamento pressoché invariato, da € 390,0 milioni a € 381,8 milioni, costituito principalmente da un prestito obbligazionario e da un *private placement;* la diminuzione del debito a medio lungo termine (per € 8,2 milioni) è principalmente riconducibile sia alla variazione del *fair value* sia all'effetto cambio, che al 30 giugno 2007 riduce il valore del *private placement*, emesso in Dollari USA.

Situazione patrimoniale del Gruppo

La struttura patrimoniale del Gruppo al 30 giugno 2007 presenta un capitale investito di € 1.171,4 milioni, sostanzialmente invariato rispetto al 31 dicembre 2006.

Nel confronto tra i due periodi tuttavia, la composizione delle voci del capitale investito e delle fonti di finanziamento risulta differente.

	30 giugno 2007 € milioni	31 dicembre 2006 € milioni
Attivo immobilizzato	986,8	990,3
Altre attività e passività non correnti	(52,9)	(56,3)
Capitale circolante operativo	281,6	265,1
Altre attività e passività correnti	(44,1)	(21,8)
Totale capitale investito	**1.171,4**	**1.177,3**
Patrimonio netto	843,4	797,8
Posizione finanziaria netta	328,0	379,5
Totale fonti di finanziamento	**1.171,4**	**1.177,3**

La variazione della struttura del capitale investito è relativa all'incremento del capitale circolante operativo (€ 16,5 milioni), sostanzialmente bilanciato dal maggior debito netto evidenziato alla voce "altre attività e passività correnti" (€ 22,3 milioni).

La crescita del capitale circolante operativo è fisiologica tra i due periodi posti a confronto, alla luce del buon andamento e della stagionalità del *business*.

Le maggiori passività correnti sono invece dovute a un livello più elevato dei debiti fiscali e dei debiti relativi alle accise, determinati in parte da fattori di stagionalità e in parte dall'andamento positivo del *business spirit*.

La struttura finanziaria del Gruppo migliora, con un rafforzamento (€ 45,6 milioni) del patrimonio netto, a € 843,4 milioni e con la diminuzione (€ 51,5 milioni) dell'indebitamento finanziario netto, a € 328,0 milioni.

In conseguenza di ciò, il rapporto debito / mezzi propri si riduce, passando dal 47,6% rilevato al 31 dicembre 2006, al 38,9% del 30 giugno 2007.

EVENTI SUCCESSIVI ALLA CHIUSURA DEL SEMESTRE

Riorganizzazione delle società vitivinicole italiane del Gruppo

Nel corso del secondo semestre è prevista la realizzazione di un ampio e articolato programma di riorganizzazione delle società vitivinicole italiane del Gruppo, che comprende la fusione per incorporazione di Teruzzi & Puthod S.r.l. e di Giannina S.r.l. in Sella & Mosca S.p.A., nonché il conferimento del ramo d'azienda relativo ai vini a marchio Enrico Serafino dalla Capogruppo Davide Campari-Milano S.p.A. a Sella & Mosca S.p.A.

A seguito di tali operazioni, viene pertanto ulteriormente rafforzata e razionalizzata l'attività della *business unit wine* del Gruppo, operativa a partire dal 1 gennaio 2007.

Il 11 luglio 2007, il progetto unitario di fusione e la proposta di conferire il ramo d'azienda Enrico Serafino, sono stati approvati dai Consigli di Amministrazione delle società in oggetto.

Acquisizione di X-Rated

Il 1 agosto 2007 il Gruppo Campari ha perfezionato l'acquisizione di X-Rated che comprende: il *brand super premium* X-Rated Fusion Liqueur, la *vodka* di altissima gamma Jean-Marc XO e la *vodka ultra premium* X-Rated.

Per l'operazione, che era stata annunciata il 19 luglio scorso, è stato corrisposto un pagamento *cash* di US$ 40 milioni (€ 29 milioni all'attuale tasso di cambio); l'accordo prevede inoltre il pagamento di un adeguamento di prezzo ripartito sui prossimi tre anni e calcolato in base all'andamento dei volumi incrementali di vendita nello stesso periodo.

Il valore dell'operazione è pari a un multiplo stimato di 9 volte il margine di contribuzione diretto atteso.

X-Rated Fusion Liqueur è stato lanciato nel 2004 negli Stati Uniti da Jean-Marc Daucourt, ideatore di *spirit* pluripremiati, e da Todd Martin, *ex* Presidente di Allied Domecq North America, che sono i maggiori azionisti di X-Rated.

I tre *brand*, che dal loro lancio hanno beneficiato di tassi di crescita estremamente elevati, sono attualmente distribuiti negli Stati Uniti dalla società di importazione di *spirit* di altissima gamma Daucourt Martin Imports, LLC.

X-Rated Fusion Liqueur è un prodotto unico, dal colore rosa brillante, con un approccio di *marketing* fortemente innovativo: è un *mix* esotico di *vodka* francese *ultra premium* e arance rosse della Provenza, con aggiunta di mango e frutto della passione; è particolarmente diffuso tra il pubblico femminile di tendenza e utilizzato prevalentemente nel consumo dei *cocktail*.

"*Drink Pink*", l'innovativa campagna *marketing* di X-Rated Fusion Liqueur, ha reso il prodotto una delle marche in più forte crescita nel settore e nel 2006 X-Rated è stato nominato "*Best New Spirit*" da Market Watch.

La *vodka* di altissima gamma Jean-Marc XO, realizzata artigianalmente, è ottenuta da quattro tipi diversi di frumento francese e distillata nove volte, ha vinto numerosi premi ed è l'unica *vodka* ad avere conquistato il

prestigioso riconoscimento "*International Five Star Diamond Award*" da parte dell'ente American Academy of Hospitality Science.

Jean-Marc XO rappresenta un'opportunità per il Gruppo Campari per rafforzare ulteriormente il suo posizionamento nel segmento delle *vodka* di altissima gamma, il comparto in più forte crescita nel mercato della *vodka* negli Stati Uniti.

La *vodka ultra premium* X-Rated, vincitrice nel 2006 del premio "*Double Gold*", è una serie limitata di importazione dalla Francia, ottenuta da raffinato frumento francese e un tocco di *baies roses* (frumento rosato).

Grazie a questa acquisizione, di poco successiva a quella di Cabo Wabo Tequila, il Gruppo Campari arricchisce ulteriormente il proprio portafoglio di *spirit super* e *ultra premium* e rafforza la sua posizione negli Stati Uniti, mercato cruciale nella strategia di espansione internazionale del Gruppo.

Cessazione del contratto di distribuzione tequila 1800 e Gran Centenario

Il 11 settembre 2007 il Gruppo Campari ha annunciato che la distribuzione in licenza negli Stati Uniti dei prodotti a marchio *tequila* 1800 e Gran Centenario terminerà il 31 dicembre 2007.

A partire da gennaio 2008, il Gruppo José Cuervo, proprietario dei *brand* 1800 e Gran Centenario, si occuperà, pertanto, direttamente della gestione dei due marchi di *tequila* nel mercato statunitense, attraverso una società interamente controllata.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

L'andamento generale del Gruppo Campari nel primo semestre dell'anno ha evidenziato un'evoluzione molto positiva delle vendite e dei risultati economici, sostenuti da un più che soddisfacente sviluppo della parte organica del *business*.

Per la seconda parte dell'anno, si può ragionevolmente ipotizzare che l'andamento delle vendite e dei risultati possa continuare a essere positivo, seppure alcuni fattori contingenti inducano a prevedere tassi di crescita meno sostenuti di quelli conseguiti nella prima parte dell'anno; tra questi:

- il confronto più sfavorevole con l'ottimo secondo semestre 2006 per quanto concerne le vendite di alcuni *brand* importanti (Campari e, in parte, SKYY Vodka);
- l'effetto più accentuato della crescita dei prezzi di alcune materie prime;
- una maggiore incidenza degli investimenti in comunicazione;
- un'elasticità delle vendite al variare dei prezzi che potrebbe essere maggiore del previsto, nei mercati in cui si è ritenuto opportuno attuare un riposizionamento di alcuni *brand*.

Per contro, l'incoraggiante andamento dei consumi nei mercati principali, il buon momento attraversato dalle marche chiave, gli effetti positivi sui margini conseguenti agli aumenti di prezzo citati, nonché le opportunità di crescita insite nelle recenti acquisizioni, complessivamente attenuano gli elementi di rischio sopra menzionati, inducendo a un cauto ottimismo in relazione ai risultati di breve e medio periodo.

Il primo semestre 2007 si è concluso favorevolmente per la maggior parte dei mercati azionari, proseguendo il *trend* positivo iniziato da oltre quattro anni.

L'Europa ha proseguito su un solido binario di espansione, con il MSCI Europe in crescita del 8,0%.

Il risultato è dovuto al positivo andamento della congiuntura economica, che ha contribuito alla spinta verso l'alto dei mercati azionari.

Il mercato italiano ha avuto un risultato nettamente inferiore all'indice europeo, con una *performance* dell'indice Mibtel del 3,1%.

Il mercato è stato penalizzato dalla forte esposizione al settore finanziario; in quanto, alle difficoltà legate alla politica monetaria restrittiva posta in essere dalla BCE, che, con due interventi, ha portato i tassi ufficiali al 4% (dal 3,5% di inizio 2007), si sono aggiunti eventi specifici quali la *performance* non positiva del mercato immobiliare.

Il mercato azionario americano ha continuato a beneficiare del buon andamento reddituale delle aziende che, nonostante i timori di un significativo rallentamento economico, hanno mostrato una solida crescita degli utili trimestrali.

Tuttavia, le preoccupazioni relative alla tenuta del mercato immobiliare e al possibile impatto negativo a lungo termine del rialzo dei tassi s'interesse hanno in parte limitato la *performance* del mercato.

Nel corso del primo semestre del 2007 il titolo Campari, quotato al segmento *Blue Chip* del Mercato Telematico Azionario, ha registrato un incremento in termini assoluti del 3,1% rispetto al prezzo di chiusura al 29 dicembre 2006.

Rispetto ai principali indici del mercato azionario italiano e del settore, la *performance* del titolo Campari è stata sostanzialmente in linea con il Mibtel e superiore al S&P / MIB del 1,9%, mentre è stata inferiore al Midex del 1,4% e al FTSEurofirst Beverages del 7,0%.

Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 17 aprile 2007, è stato pari a € 7,40, mentre il prezzo massimo di chiusura nel periodo di riferimento, registrato il 26 gennaio 2007, è stato pari a € 8,14.

Nel corso del primo semestre del 2007 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 5,7 milioni e un volume medio giornaliero di 739 mila azioni.

Al 29 giugno 2007 la capitalizzazione di borsa risulta pari a € 2.251 milioni.

Andamento del titolo Campari e degli indici Mibtel e FTSEurofirst Beverages dal 1 gennaio 2007


9.0
8.5
8.0
7.5
7.5
6.5
6.0
Prezzo (Euro)
4,500
4,000
3,500
3,00
2,500
2,000
1,500
1,000
500
Q.tà scambiate (migliaia di azioni)
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Campari (Q.tà scambiate)
Campari (prezzo azione)
Mibtel (relativo)
FTSEurofirst Beverages (relativo)

Aggiornamento struttura azionaria

Al 30 giugno 2007 gli azionisti rilevanti risultano essere i seguenti:

Azionista [1]	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51,000%
Cedar Rock Capital	21.857.798	7,527%
Janus Capital Management	10.551.136	3,633%
Lazard Asset Management	6.036.870	2,079%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

Si segnala che, a seguito di notificazioni pervenute successivamente alla chiusura del semestre, alla data dell'approvazione della Relazione Semestrale, Lazard Asset Management non figura più tra gli azionisti rilevanti.

Informazioni sull'azione

Il 24 aprile 2007 l'Assemblea degli azionisti ha approvato il bilancio relativo all'esercizio 2006, deliberando la distribuzione di un dividendo di € 0,10 per ogni azione in circolazione, con esclusione delle azioni proprie in portafoglio, importo invariato rispetto all'anno precedente.

Il dividendo è stato messo in pagamento a partire dal 4 maggio 2007, previo stacco della cedola 3 il 30 aprile 2007.

Informazioni sull'azione [1]		Primo semestre 2007	2006	2005	2004	2003	2002	2001
Prezzo di riferimento dell'azione:								
Prezzo a fine periodo	€	7,75	7,52	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	8,14	8,10	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	7,40	6,28	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	7,69	7,32	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:								
Volume medio giornaliero [2]	N. azioni	738.671	594.348	487.006	429.160	378.940	530.930	723.750
Controvalore medio giornaliero [2]	€ milioni	5,7	4,4	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€ milioni	2.251	2.183	1.812	1.372	1.117	871	766

(1) Frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.

(2) *Initial public offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 3,1 per azione; nel 2001 il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni; nel 2001 il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia.

BILANCIO CONSOLIDATO

PROSPETTI CONTABILI

Conto economico consolidato (*)

	Note	Primo semestre 2007 € / 000	Primo semestre 2006 € / 000
Vendite nette		**440.581**	**417.820**
Costo del venduto		(184.980)	(181.567)
Margine lordo		**255.601**	**236.253**
Pubblicità e promozioni		(79.835)	(70.898)
Costi di vendita e distribuzione		(52.064)	(50.013)
Margine commerciale		**123.702**	**115.342**
Spese generali e amministrative e altri costi operativi		(32.585)	(29.444)
di cui altri proventi (oneri) non ricorrenti	*8*	*(1.612)*	*(75)*
Risultato operativo		**91.117**	**85.899**
Proventi (oneri) finanziari netti		(8.546)	(5.489)
Quota di utile (perdite) di società valutate con il metodo del patrimonio netto		94	(16)
Utile prima delle imposte		**82.665**	**80.394**
Imposte	9	(25.684)	(22.498)
Utile netto		**56.981**	**57.896**
Interessi di minoranza		(49)	(2.350)
Utile netto del Gruppo		**56.932**	**55.546**
Utile base per azione (€)		0,20	0,20
Utile diluito per azione (€)		0,20	0,19

(*) Ai sensi della Delibera Consob 15519 del 27 luglio 2006, gli effetti dei rapporti con parti correlate sul conto economico consolidato sono evidenziati nell'apposita tabella esposta alla nota 22.

Stato patrimoniale consolidato (*)

	Note	30 giugno 2007 € / 000	31 dicembre 2006 € / 000
ATTIVITÀ			
Attività non correnti			
Immobilizzazioni materiali nette	10	146.916	146.284
Attività biologiche	11	15.530	15.008
Investimenti immobiliari		4.015	4.017
Avviamento e marchi	12	813.893	816.391
Attività immateriali a vita definita	13	4.120	4.116
Partecipazioni in società collegate e *joint venture*		505	528
Imposte anticipate		17.763	18.495
Altre attività non correnti		8.463	7.719
		1.011.205	**1.012.558**
Attività correnti			
Rimanenze	14	180.372	169.872
Crediti commerciali		232.906	257.120
Crediti finanziari, quota a breve		1.388	1.025
Cassa, banche e titoli	15	187.737	240.300
Altri crediti		39.243	41.265
		641.646	**709.582**
Attività non correnti destinate alla vendita	16	1.875	3.918
Totale attività		**1.654.726**	**1.726.058**
PASSIVITÀ E PATRIMONIO NETTO			
Patrimonio netto			
Capitale		29.040	29.040
Riserve		812.411	766.848
Patrimonio netto di pertinenza della Capogruppo	17	841.451	795.888
Patrimonio netto di pertinenza di terzi		1.944	1.895
		843.395	**797.782**
Passività non correnti			
Prestiti obbligazionari	18	310.804	322.699
Altre passività finanziarie non correnti	18	72.113	70.142
Trattamento di fine rapporto e altri fondi pensione		12.609	12.631
Fondi per rischi e oneri futuri	21	9.196	10.930
Imposte differite		56.223	56.066
		460.945	**472.468**
Passività correnti			
Debiti verso banche	18	113.002	209.273
Altri debiti finanziari	18	22.341	21.603
Debiti verso fornitori		131.691	161.907
Debiti verso l'erario		35.707	26.699
Altre passività correnti		47.645	36.326
		350.386	**455.808**
Totale passività e patrimonio netto		**1.654.726**	**1.726.058**

(*) Ai sensi della Delibera Consob 15519 del 27 luglio 2006, gli effetti dei rapporti con parti correlate sono evidenziati nell'apposito schema di stato patrimoniale consolidato riportato nelle pagine seguenti e ulteriormente descritti alla nota 22.

Rendiconto finanziario consolidato

	Note	Primo semestre 2007 € / 000	Primo semestre 2006 € / 000
Flusso monetario generato dall'attività operativa			
Utile netto del Gruppo		56.932	55.546
Rettifiche per riconciliare l'utile netto al flusso di cassa:			
Ammortamenti		9.693	9.338
Plusvalenze da cessioni di immobilizzazioni		(1.394)	(450)
Accantonamenti fondi		1.468	555
Utilizzo di fondi		(3.254)	(1.575)
Imposte differite		4.351	4.287
Effetti valutativi		(644)	158
Altre voci che non determinano movimenti di cassa		1.745	(2.135)
Variazione debiti e crediti fiscali		3.820	8.978
Variazione capitale circolante netto operativo		(14.279)	(27.325)
Altre variazioni di attività e passività non finanziarie		12.358	(6.891)
		70.796	**40.488**
Flusso monetario impiegato in attività di investimento			
Acquisizione di immobilizzazioni materiali ed immateriali		(13.191)	(9.986)
Proventi da cessioni di immobilizzazioni materiali		6.407	438
Acquisizione Glen Grant, Old Smuggler e Braemar		(1.210)	(128.904)
Altre variazioni		17	(361)
		(7.977)	**(138.813)**
Flusso monetario generato (impiegato) da attività di finanziamento			
Rimborsi debiti a medio-lungo termine		(1.519)	(1.678)
Variazione netta debiti verso banche a breve termine		(96.272)	240.623
Variazione altri debiti e crediti finanziari		(465)	(2.597)
Vendita azioni proprie		10.462	–
Acquisto azioni proprie		(2.284)	–
Variazione netta titoli		1.001	882
Dividendi pagati dalla Capogruppo	17	(29.040)	(28.136)
		(118.117)	**209.094**
Differenze cambio			
Differenze cambio su capitale circolante netto operativo		(2.222)	3.364
Altre differenze cambio		5.960	179
		3.738	**3.543**
Flusso monetario netto del periodo		**(51.560)**	**114.312**
Disponibilità e mezzi equivalenti all'inizio del periodo	15	238.975	245.061
Disponibilità e mezzi equivalenti alla fine del periodo	15	187.415	359.373

Prospetto delle variazioni di patrimonio netto

	Patrimonio netto del Gruppo					Patrimonio	Patrimonio
	Capitale	Riserva legale	Utili a nuovo	Altre riserve	Totale	Netto di terzi	Netto totale
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Saldo al 1 gennaio 2007	**29.040**	**5.808**	**765.360**	**(4.320)**	**795.888**	**1.895**	**797.782**
Distribuzione dividendi agli azionisti della Capogruppo	–	–	(29.040)	–	**(29.040)**	–	(29.040)
Acquisto azioni proprie	–	–	(2.284)	–	**(2.284)**	–	(2.284)
Vendita/utilizzo azioni proprie	–	–	4.185	–	**4.185**	–	4.185
Plusvalenza da cessione azioni proprie	–	–	6.277	–	**6.277**	–	6.277
Stock option	–	–	–	1.626	**1.626**	–	1.626
Differenza di conversione	–	–	–	5.826	**5.826**	–	5.826
Valutazione strumenti di copertura (*cash flow hedge*)	–	–	–	3.215	**3.215**	–	3.215
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	–	–	(186)	(988)	**(1.174)**	–	(1.174)
Utile del semestre	–	–	56.932	–	**56.932**	49	56.981
Saldo al 30 giugno 2007	**29.040**	**5.808**	**801.244**	**5.359**	**841.451**	**1.944**	**843.395**

	Patrimonio netto del Gruppo					Patrimonio	Patrimonio
	Capitale	Riserva legale	Utili a nuovo	Altre riserve	Totale	Netto di terzi	Netto totale
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Saldo al 1 gennaio 2006	**29.040**	**5.808**	**644.275**	**14.442**	**693.565**	**2.215**	**695.780**
Distribuzione dividendi agli azionisti della Capogruppo	–	–	(28.136)	–	**(28.136)**	–	(28.136)
Distribuzione dividendi ai soci di minoranza	–	–	–	–	–	(2.158)	(2.158)
Stock option	–	–	–	526	**526**	–	526
Differenza di conversione	–	–	–	(95)	**(95)**	(216)	(311)
Utili (perdite) nette su *cash flow hedging*	–	–	–	1.490	**1.490**	–	1.490
Utile del semestre	–	–	55.546	–	**55.546**	2.350	57.896
Saldo al 30 giugno 2006	**29.040**	**5.808**	**671.686**	**16.363**	**722.897**	**2.191**	**725.088**

Prospetto degli utili consolidati complessivi

	Primo semestre 2007 € / 000	Primo semestre 2006 € / 000
Utili netti direttamente riconosciuti a riserva da *fair value*	3.215	1.942
Plusvalenza da cessione di azioni proprie	6.277	-
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	(1.174)	(452)
Differenza di conversione	5.826	(95)
Utili iscritti direttamente a patrimonio netto	**14.144**	**1.395**
Utile netto del Gruppo	56.932	55.546
Utili complessivi del Gruppo iscritti nel periodo	**71.076**	**56.941**
Utile di terzi	49	2.350
Utili complessivi iscritti nel periodo	**71.125**	**59.291**

Stato patrimoniale consolidato ai sensi della Delibera Consob 15519 del 27 luglio 2006

	30 giugno 2007 € / 000	di cui parti correlate (nota 22) € / 000	31 dicembre 2006 € / 000	di cui parti correlate (nota 22) € / 000
ATTIVITÀ				
Attività non correnti				
Immobilizzazioni materiali nette	146.916		146.284	
Attività biologiche	15.530		15.008	
Investimenti immobiliari	4.015		4.017	
Avviamento e marchi	813.893		816.391	
Attività immateriali a vita definita	4.120		4.116	
Partecipazioni in società collegate e *joint venture*	505		528	
Imposte anticipate	17.763		18.495	
Altre attività non correnti	8.463		7.719	
	1.011.205		**1.012.558**	
Attività correnti				
Rimanenze	180.372		169.872	
Crediti commerciali	232.906	*6.076*	257.120	*6.279*
Crediti finanziari, quota a breve	1.388		1.025	
Cassa, banche e titoli	187.737		240.300	
Altri crediti	39.243	*2.642*	41.265	*2.462*
	641.646		**709.582**	
Attività non correnti destinate alla vendita	1.875		3.918	
Totale attività	**1.654.726**		**1.726.058**	
PASSIVITÀ E PATRIMONIO NETTO				
Patrimonio netto				
Capitale	29.040		29.040	
Riserve	812.411		766.848	
Patrimonio netto di pertinenza della Capogruppo	841.451		795.888	
Patrimonio netto di pertinenza di terzi	1.944		1.895	
	843.395		**797.782**	
Passività non correnti				
Prestiti obbligazionari	310.804		322.699	
Altre passività finanziarie non correnti	72.113		70.142	
Trattamento di fine rapporto e altri fondi pensione	12.609		12.631	
Fondi per rischi e oneri futuri	9.196		10.930	
Imposte differite	56.223		56.066	
	460.945		**472.468**	
Passività correnti				
Debiti verso banche	113.002		209.273	
Altri debiti finanziari	22.341		21.603	
Debiti verso fornitori	131.691	*1.740*	161.907	*957*
Debiti verso l'erario	35.707		26.699	
Altre passività correnti	47.645	*11.403*	36.326	*14*
	350.386		**455.808**	
Totale passività e patrimonio netto	**1.654.726**		**1.726.058**	

NOTE DI COMMENTO

1. Informazioni generali

Davide Campari-Milano S.p.A. è una società con sede legale in Via Filippo Turati 27, 20121 Milano, le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

La pubblicazione della presente relazione semestrale, bilancio sintetico consolidato intermedio al 30 giugno 2007, è stata autorizzata con delibera del Consiglio di Amministrazione del 11 Settembre 2007.

Il bilancio è presentato in Euro, che è la moneta corrente della Capogruppo e di molte controllate.

2. Criteri di redazione

La presente relazione è stata redatta in conformità ai Principi Contabili Internazionali ("IFRS") emessi dall'International Accounting Standards *Board* ("IASB") e omologati dall'Unione Europea.

Con IFRS si intendono anche gli *International Accounting Standards* ("IAS") tuttora in vigore, nonché tutti i documenti interpretativi emessi *dall'International Financial Reporting Interpretations Committee* ("IFRIC"), precedentemente denominato Standing Interpretations Committee ("SIC").

Nella redazione della presente relazione, redatta in accordo con le disposizioni dello IAS 34 - *Bilanci intermedi*, sono stati applicati gli stessi principi contabili adottati nella redazione del Bilancio consolidato al 31 dicembre 2006, cui si rinvia.

Per ulteriori informazioni in merito, si rinvia a quanto descritto al successivo paragrafo 3 - *Variazione nei principi contabili*.

La relazione semestrale e i prospetti contabili consolidati al 30 giugno 2007 sono stati redatti in osservanza di quanto previsto dal Regolamento Consob 11971 del 14 maggio 1999 e successive modifiche.

Inoltre, sono state considerate le indicazioni Consob emanate in attuazione dell'articolo 9 del D.Lgs. 38/2005.

Forma e contenuto

Il Gruppo Campari presenta il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.

Si ritiene che tale rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico del Gruppo, nonché la sua struttura patrimoniale e finanziaria.

Nel contesto di tale conto economico per destinazione, all'interno del Risultato operativo, è stata identificata in modo specifico la gestione ordinaria, separatamente da quei proventi e oneri derivanti da operazioni che non si ripetono frequentemente nella gestione ordinaria del *business*, quali, ad esempio, le plusvalenze / minusvalenze da cessione di partecipazioni, i costi di ristrutturazione ed eventuali altri proventi / oneri non ricorrenti.

La definizione di "non ricorrente" è conforme a quella identificata dalla Comunicazione Consob del 28 luglio 2006 (DEM/6064296).

Si precisa che nel corso del primo semestre 2007 il Gruppo non ha posto in essere operazioni atipiche e/o inusuali, nell'accezione prevista dalla medesima Comunicazione, secondo cui sono operazioni atipiche e/o inusuali quelle operazioni che per significatività / rilevanza, natura delle controparti, oggetto della transazione, modalità di determinazione del prezzo di trasferimento e tempistica dell'accadimento (prossimità alla chiusura dell'esercizio) possono dare luogo a dubbi in ordine: alla correttezza / completezza dell'informazione in bilancio, al conflitto d'interesse, alla salvaguardia del patrimonio aziendale, alla tutela degli azionisti di minoranza.

Il rendiconto finanziario è stato redatto sulla base del metodo indiretto.

Per quanto riguarda l'informativa di settore (richiesta dallo IAS 14), la reportistica primaria del Gruppo è per settore di attività, mentre l'informativa secondaria riporta le informazioni divise per area geografica.

Si precisa che con riferimento a quanto richiesto dalla Delibera Consob 15519 del 27 luglio 2006:

- nei prospetti di conto economico e rendiconto finanziario non sono state inserite apposite voci relative alle transazioni con parti correlate, in quanto di importo non significativo; pertanto, tale presentazione non ha compromesso la comprensione della posizione finanziaria e economica del Gruppo;
- al fine di meglio consentire la comprensione della posizione patrimoniale del Gruppo, è stato inserito uno specifico schema di stato patrimoniale con evidenza dei rapporti con parti correlate di importo significativo.

Inoltre, il dettaglio degli ammontari dei rapporti posti in essere con parti correlate è esposto in nota 22 della presente relazione, cui si rinvia.

Uso di stime

La redazione del bilancio intermedio richiede da parte della direzione l'effettuazione di stime e di assunzioni che hanno effetto sui valori dei ricavi, dei costi, delle attività e delle passività e sull'informativa relativa ad attività e passività potenziali alla data del bilancio intermedio.

Se nel futuro tali stime e assunzioni, basate sulla miglior valutazione attualmente disponibile, dovessero differire dalle circostanze effettive, saranno modificate in modo conseguente nel periodo di variazione delle circostanze stesse.

In particolare, le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, ed altri accantonamenti a fondi.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflessi a conto economico.

Si segnala, inoltre, che taluni processi valutativi, in particolare quelli più complessi, quali la determinazione di eventuali perdite di valore di attività non correnti, sono generalmente effettuati in modo completo solo in sede di redazione del bilancio annuale, allorquando sono disponibili tutte le informazioni eventualmente necessarie, salvo i casi in cui vi siano indicatori di *impairment* che richiedano un'immediata valutazione di eventuali perdite di valore.

Analogamente, le valutazioni attuariali necessarie per la determinazione dei fondi per benefici ai dipendenti sono normalmente elaborate in occasione della redazione del bilancio annuale.

A questo proposito, si precisa che il Gruppo Campari non ha ancora rilevato gli effetti contabili derivanti dalle modifiche apportate alla regolamentazione del fondo trattamento di fine rapporto ("TFR") dalla Legge 27 dicembre 2006 n. 296 ("Legge Finanziaria 2007") e successivi Decreti e Regolamenti emanati nei primi mesi del 2007.

In particolare, il Gruppo non ha ancora provveduto alla rideterminazione puntuale del fondo maturato al 31 dicembre 2006, in quanto la maggior parte dei dipendenti ha completato la scelta di destinazione del TFR solo negli ultimi mesi del semestre.

Pertanto, essendo in corso la fase di aggiornamento dei dati, attualmente non è possibile effettuare elaborazioni attuariali precise.

Peraltro, si stima che tale effetto non è risultato significativo sul risultato del Gruppo.

Area di consolidamento

Nel corso del primo semestre 2007 non sono intervenute variazioni significative nell'area di consolidamento.

Sono, infatti, state costituite le nuove società Campari Austria Gmbh e Campari (Beijing) Trading Co. Ltd., che nel primo semestre 2007 non hanno avuto un'operatività significativa.

La tabella sottostante mostra l'elenco delle imprese incluse nell'area di consolidamento al 30 giugno 2007.

		Capitale 30 giugno 2007		% posseduta dalla Capogruppo		
Denominazione, attività	Sede	Valuta	Importo	Diretta	Indiretta	Azionista diretto
CAPOGRUPPO						
Davide Campari-Milano S.p.A., società *holding* e di produzione	Via Filippo Turati 27, Milano	€	29.040.000			
Imprese controllate consolidate con il metodo integrale						
Italia						
Campari Italia S.p.A., società commerciale	Via Filippo Turati 27, Milano	€	1.220.076	100,00		
Sella & Mosca S.p.A., società di produzione, commerciale e *holding*	Località I Piani, Alghero	€	13.838.916		100,00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.r.l., società commerciale	Località I Piani, Alghero	€	100.000		100,00	Sella & Mosca S.p.A.
Teruzzi & Puthod S.r.l., società di produzione, commerciale e *holding*	Località Canale 19, San Gimignano	€	1.000.000		100,00	Sella & Mosca S.p.A.
Giannina S.r.l., società di produzione	Località Canale 20, San Gimignano	€	20.000		100,00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., società di produzione, commerciale e *holding*	Piazza Attilio Deffenu 9, Cagliari (sede operativa: Alghero)	€	16.276.000	100,00		
Glen Grant S.r.l., società commerciale	Via Bonaventura Cavalieri 4, Milano	€	97.067.533	100,00		
Turati Ventisette S.r.l., società di produzione e commerciale	Via Filippo Turati 27, Milano	€	10.000	100,00		
Europa						
Campari Deutschland GmbH, società commerciale	Bajuwarenring 1, Oberhaching	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, società finanziaria	Avenue Emile Maxlaan 152-154, Bruxelles	€	246.926.407	61,00	39,00	Davide Campari-Milano S.p.A
Campari Teoranta, società finanziaria e di servizi	Merchants Hall, 25-26 Merchants Quay, Dublin	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France, società di produzione	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., società commerciale	7 Rue du Gabian, Monaco	€	100.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., società commerciale	Lindenstrasse 8, Baar	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., società di produzione	6 & E Street - A' Industrial Area - Volos	€	2.239.405		100,00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A., società commerciale	6 & E Street - A' Industrial Area - Volos	€	8.884.200		100,00	O-Dodeca B.V.
O-Dodeca B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA, società di servizi,	Rua Dos Murças 88, Funchal	€	5.000	100,00		
Société Civile du Domaine de Lamargue, società di produzione e commerciale	Domaine de la Margue, Saint Gilles	€	4.793.183		100,00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., società *dormant*	Glen Grant Distillery, Rothes, Morayshire	GBP	10.820.000		100,00	DI.CI.E. Holding B.V
Glen Grant Distillery Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	14.800.000		100,00	DI.CI.E. Holding B.V.

Denominazione, attività	Sede	Capitale 30 giugno 2007 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Glen Grant Ltd., società *holding*	Glen Grant Distillery, Rothes, Morayshire	GBP	67.050.000		100,00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	6.850.000		100,00	DI.CI.E. Holding B.V.
Campari Austria GmbH, società commerciale	Schulhof 6, Wien	€	500.000		100,00	DI.CI.E. Holding B.V.
Americhe						
Campari Argentina S.R.L., società commerciale	Bouchard 710, Buenos Aires	AR$	100.000		100,00	DI.CI.E. Holding B.V. (95%), Lacedaemon Holding B.V. (5%)
Campari do Brasil Ltda., società di produzione e commerciale	Av. Juruá, 820, esquina com a Alameda Tocantins, Centro Industrial e Empresarial, Alphaville	BRC	243.202.100	100,00		
Gregson's S.A., società proprietaria di marchi	Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc., società *holding*	One Beach Street - Suite 300 - San Francisco	US$	163.450.000	100,00		
Skyy Spirits, LLC, società commerciale	One Beach Street - Suite 300 - San Francisco	US$	15.348.729		100,00	Redfire, Inc.
Altre						
Qingdao Sella & Mosca Winery Co. Ltd., società di produzione e commerciale	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24.834.454		93,67	Sella & Mosca S.p.A.
Campari (Beijing) Trading Co. Ltd., società commerciale	Xingfu Dasha Building, block B, room 511, n. 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1.005.530		100,00	DI.CI.E. Holding B.V.

Altre partecipazioni Denominazione, attività	Sede	Capitale 30 giugno 2007 Valuta	Importo	% posseduta dalla Capogruppo Indiretta	Azionista diretto	Valutazione
Fior Brands Ltd., società commerciale	Springfield House, Laurelhill Business Park, Stirling	GBP	100	50,00	DI.CI.E. Holding B.V.	patrimonio netto
International Marques V.o.f., società commerciale	Nieuwe Gracht 11, Haarlem	€	210.000	33,33	DI.CI.E. Holding B.V.	patrimonio netto
M.C.S. S.c.a.r.l., società commerciale	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	464.808	33,33	DI.CI.E. Holding B.V.	patrimonio netto
SUMMA S.L., società commerciale	Alcobendas, Calle Cantabria no. 2, Planta 2, Officina B1, Edificio Amura, Alcobendas, Madrid	€	342.000	30,00	DI.CI.E. Holding B.V.	patrimonio netto

Criteri e cambi applicati nella conversione dei bilanci

I cambi applicati nelle operazioni di conversione sono i seguenti:

	30 giugno 2007		31 dicembre 2006		30 giugno 2006	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,3294	1,3505	1,2555	1,3170	1,2289	1,2713
Franco svizzero	1,6319	1,6553	1,5731	1,6069	1,5612	1,5672
Real brasiliano	2,7187	2,5972	2,7318	2,8133	2,6925	2,7575
Pesos uruguayano	32,0484	32,2398	30,1323	32,1394	29,5389	30,2617
Renmimbi cinese	10,2589	10,2816	10,0079	10,2793	9,8700	10,1648
Sterlina inglese	0,6747	0,6740	0,6818	0,6715	0,6870	0,6921

3. Variazione nei principi contabili

Principi contabili applicabili dal 1 gennaio 2007

L'IFRIC 8 - *Ambito di applicazione dell'IFRS 2*, definisce l'applicabilità dell'IFRS 2 - *Pagamenti basati su azioni* a operazioni nelle quali un'entità non può identificare specificamente una parte o la totalità dei beni o servizi ricevuti.

Tale principio non è applicabile al Gruppo Campari.

Il 3 marzo 2006 l'IFRIC ha emesso il documento interpretativo IFRIC 9 - *Valutazione successiva dei derivati impliciti* per specificare che una società deve valutare se i derivati impliciti devono essere separati dal contratto primario e rilevati come strumenti derivati nel momento in cui tale società stipula il contratto.

Successivamente, a meno che non intervenga una modifica delle condizioni del contratto che produca effetti significativi sui flussi di cassa che altrimenti sarebbero richiesti dal contratto, non è possibile effettuare di nuovo tale valutazione.

Tale principio non è applicabile al Gruppo Campari.

L'IFRIC 10 - *Bilanci intermedi e riduzione durevole di valore* chiarisce che le perdite per riduzione durevole di valore rilevate per l'avviamento e talune attività finanziarie evidenziate in un bilancio intermedio non devono essere eliminate in bilanci successivi intermedi o annuali.

Tale principio non è applicabile al Gruppo Campari.

Nuovi principi contabili

Il 2 novembre 2006 l'IFRIC ha emesso il documento interpretativo IFRIC 11 - *IFRS 2 -Transazioni su azioni del Gruppo e azioni proprie* per specificare il trattamento contabile di pagamenti basati su azioni per il cui soddisfacimento la società deve acquistare azioni proprie, nonché di pagamenti basati su azioni di una società del gruppo (ad esempio della controllante) attribuiti a dipendenti di altre società del gruppo.

Tale principio sarà applicabile a decorrere dal 1 gennaio 2008.

Il 30 novembre 2006 lo IASB ha emesso il principio contabile IFRS 8 - *Segmenti Operativi* che sarà applicabile a partire dal 1 gennaio 2009 in sostituzione dello IAS 14 - *Informativa di settore*.

Il nuovo principio contabile richiede alla società di basare l'informativa di settore sugli elementi che il *management* utilizza per prendere le proprie decisioni operative, quindi richiede l'identificazione dei segmenti operativi sulla base della reportistica interna che è regolarmente rivista dal *management* al fine dell'allocazione delle risorse ai diversi segmenti e al fine delle analisi di *performance*.

Alla data della presente relazione, il Gruppo Campari sta valutando gli effetti che potrebbero derivare dall'adozione di tale principio.

Il 29 marzo 2007 lo IASB ha emesso una versione rivista dello IAS 23 - *Oneri finanziari*,che sarà applicabile a partire dal 1 gennaio 2009.

Nella nuova versione del principio è stata rimossa l'opzione secondo cui le società possono rilevare immediatamente a conto economico gli oneri finanziari sostenuti a fronte di attività per cui normalmente trascorre un determinato periodo di tempo per rendere l'attività pronta per l'uso o per la vendita.

Il principio sarà applicabile in modo prospettico agli oneri finanziari relativi ai beni capitalizzati a partire dal 1 gennaio 2009.

Il 5 luglio 2007 l'IFRIC ha emesso l'interpretazione IFRIC 14 sullo IAS 19 - *Attività per piani a benefici definiti e criteri minimi di copertura* che sarà applicabile dal 1 gennaio 2008.

L'interpretazione fornisce le linee guida generali su come determinare l'ammontare limite stabilito dallo IAS 19 per il riconoscimento delle attività a servizio dei piani e fornisce una spiegazione circa gli effetti contabili causati dalla presenza di una clausola di copertura minima del piano.

Si ricorda, infine, che sono state emesse le seguenti interpretazioni che disciplinano fattispecie e casistiche non applicabili al Gruppo Campari:

- IFRIC 12 - *Contratti di servizi in concessione* (applicabile dal 1 gennaio 2008);
- IFRIC 13 - *Customer Loyalty Programmes* (applicabile dal 1 gennaio 2009).

4. Stagionalità dell'attività

Alcuni dei prodotti del Gruppo Campari sono soggetti a una maggiore stagionalità delle vendite, rispetto ad altri, come conseguenza delle differenti abitudini o modalità di consumo.

In particolare, le vendite di *soft drink* tendono a aumentare durante i mesi più caldi (ovvero da maggio a settembre), ma, soprattutto, la variabilità della temperatura nei mesi estivi può influire sensibilmente sul livello delle vendite di un anno rispetto al precedente.

Altri prodotti, come i vini spumanti, in alcuni paesi presentano una forte concentrazione delle vendite in alcuni periodi dell'anno (principalmente durante le festività natalizie).

In questo caso non ci sono fattori esogeni che possono impattare sulle vendite ma il rischio commerciale per il Gruppo è comunque più elevato, in quanto il risultato ottenuto in due soli mesi determina il risultato di vendita dell'anno intero.

In generale, la diversificazione del portafoglio prodotti del Gruppo, tra *spirit*, *soft drink* e *wine* e la ripartizione geografica delle vendite attenuano sensibilmente i rischi legati alla stagionalità.

5. Rischio di *default*: *negative pledge* e *covenant* sul debito

I contratti relativi al prestito obbligazionario della Capogruppo, al *private placement* e a due linee di credito *committed* negoziate da Redfire, Inc. prevedono *negative pledge* e *covenant*.

Per quanto riguarda i primi, le clausole mirano a limitare la possibilità per il Gruppo di concedere significativi diritti a terzi su *asset* del Gruppo stesso; in particolare questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.

I *covenant* includono l'obbligo per il Gruppo di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività consolidata.

In caso di mancato rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, il Gruppo può essere chiamato al pagamento del debito residuo.

Il valore di tali rapporti è monitorato dal Gruppo alla fine di ogni trimestre e, a oggi, risulta essere significativamente lontano dalle soglie che determinerebbero l'inadempimento contrattuale.

6. Aggregazioni aziendali (acquisizioni)

Cabo Wabo Tequila

A completamento dell'informativa, si segnala che, il 7 maggio 2007, il Gruppo Campari ha siglato un accordo con l'imprenditore e *rock star* Sammy Hagar, per l'acquisizione di una partecipazione del 80% in Cabo Wabo Tequila.

Il valore dell'operazione è stato determinato in US$ 80 milioni.

Il *closing* dell'operazione è previsto per il mese di gennaio 2008 e il corrispettivo sarà pagato in contanti.

7. Informativa per settori di attività

Di seguito sono riportati gli schemi relativi all'informativa primaria di settore.

La reportistica primaria del Gruppo è per settore di attività, definito come una parte del Gruppo distintamente identificabile, che fornisce un insieme di prodotti omogenei ed è soggetta a rischi e a benefici diversi da quelli degli altri settori d'attività del Gruppo.

I settori di attività in cui opera il Gruppo sono rappresentati dalla produzione e vendita di:

- *spirit*: bevande a base di alcool a gradazione sia inferiore sia superiore al 15% in volume, queste ultime normativamente definite "bevande spiritose";
- *wine*: vini, sia fermi che spumanti, compresi quelli aromatizzati, tra cui i *vermouth;*
- *soft drink*: tutte le bevande analcoliche;
- *altro*: vendite relative all'attività di *co-packing* e di materie prime e semilavorati.

Primo semestre 2007	*Spirit*	*Wine*	*Soft drink*	Altre vendite operativa	Totale attività
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Ricavi (*)					
Vendite nette a terzi	318.700	56.910	57.410	7.561	440.581
Margini e risultati					
Margine del settore	97.687	5.854	18.886	1.275	123.702
Costi non allocati					(32.585)
Risultato operativo					91.117
Proventi (oneri) finanziari netti					(8.546)
Quota di risultato di società valutate al patrimonio netto	63	22	9	–	94
Imposte					(25.684)
Interessi di minoranza					(49)
Utile netto del Gruppo					56.932

(*) Non vi sono vendite tra i diversi segmenti.

Primo semestre 2006	*Spirit*	*Wine*	*Soft drink*	Altre vendite operativa	Totale attività
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Ricavi (*)					
Vendite nette a terzi	293.217	47.535	71.934	5.134	417.820
Margini e risultati					
Margine del settore	94.090	4.338	15.674	1.240	115.342
Costi non allocati					(29.443)
Risultato operativo					85.899
Proventi (oneri) finanziari netti					(5.489)
Quota di risultato di società valutate al patrimonio netto	(11)	(4)	(2)	-	(16)
Imposte					(22.498)
Interessi di minoranza					(2.350)
Utile netto del Gruppo					55.546

(*) Non vi sono vendite tra i diversi segmenti.

CONTENUTO E PRINCIPALI VARIAZIONI DELLE VOCI

CONTO ECONOMICO

8. Altri (oneri) e proventi non ricorrenti

Ai sensi della Comunicazione Consob del 28 luglio 2006, si segnala che il risultato operativo nel primo semestre 2007 è influenzato da oneri "non ricorrenti" netti, pari a € 1.612 migliaia, principalmente riconducibili a oneri correlati al *turnover* nel *management* del Gruppo, nonché a plusvalenze realizzate per la vendita di immobili.

9. Imposte

Il dettaglio delle imposte correnti e differite iscritte a conto economico è il seguente:

	Primo semestre 2007 € / 000	Primo semestre 2006 € / 000
Imposte sul reddito correnti		
– imposte dell'esercizio	(21.425)	(18.265)
– imposte relative a esercizi precedenti	92	54
Imposte sul reddito differite		
– emersione e annullamento di differenze temporanee	(4.351)	(4.287)
Imposte sul reddito riportate a conto economico	**(25.684)**	**(22.498)**

Nel primo semestre 2007 le imposte differite accantonate includono l'effetto relativo alla deducibilità fiscale dell'ammortamento dell'avviamento e dei marchi, pari a complessivi € 5.476 migliaia.

STATO PATRIMONIALE

10. Immobilizzazioni materiali nette

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Terreni e fabbricati € / 000	Impianti e macchinari € / 000	Altri € / 000	Totale € / 000
Valore di carico iniziale	127.623	195.343	28.503	351.468
Fondo ammortamento iniziale	(48.231)	(135.855)	(21.098)	(205.184)
Saldo al 31 dicembre 2006	**79.392**	**59.488**	**7.405**	**146.284**
Investimenti	6.588	3.017	1.712	11.318
Disinvestimenti	(2.899)	(4)	(68)	(2.971)
Ammortamenti	(1.845)	(5.267)	(1.240)	(8.353)
Riclassifiche	70	4	(112)	(38)
Riclassifica immobilizzazioni in corso a fine esercizio	5	85	(89)	-
Differenze cambio e altri movimenti	416	261	(2)	675
Saldo al 30 giugno 2007	**81.727**	**57.584**	**7.606**	**146.916**
Valore di carico finale	128.829	198.790	29.480	357.099
Fondo ammortamento finale	(47.102)	(141.206)	(21.874)	(210.182)

Gli investimenti del semestre in terreni e fabbricati, pari a € 6.588 migliaia, sono principalmente riconducibili ai costi, pari a € 5.609 migliaia, per la costruzione della nuova sede del Gruppo a Sesto San Giovanni.

I disinvestimenti del semestre sono principalmente riconducibili alla vendita dello stabilimento brasiliano di Alphaville.

L'incremento della voce impianti e macchinari, pari a € 3.017 migliaia, è riconducibile agli investimenti per la linea di produzione del CampariSoda vuoto a perdere dello stabilimento di Novi Ligure e per altri impianti delle unità produttive di Crodo e Canale.

11. Attività biologiche

I movimenti intervenuti nel corso del periodo sono riportati nella tabella che segue:

	€ / 000
Valore di carico iniziale	19.271
Fondo ammortamento iniziale	(4.263)
Saldo al 31 dicembre 2006	**15.008**
Investimenti	918
Ammortamenti	(400)
Riclassifiche	4
Saldo al 30 giugno 2007	**15.530**
Valore di carico finale	20.204
Fondo ammortamento finale	(4.674)

Gli investimenti del periodo, pari a € 918 migliaia, includono l'acquisto di terreni in Piemonte, per un corrispettivo di € 610 mila, e costi riferibili a nuovi impianti di vigneto, pari a € 308 migliaia.

12. Avviamento e marchi

I movimenti intervenuti nel corso del periodo sono riportati nella tabella che segue:

	Avviamento € / 000	Marchi € / 000	Totale € / 000
Valore di carico iniziale	690.933	125.458	816.391
Impairment iniziale			
Saldo al 31 dicembre 2006	**690.933**	**125.458**	**816.391**
Incrementi	–	1.210	1.210
Differenze cambio e altri movimenti	(3.708)	–	(3.708)
Saldo al 30 giugno 2007	**687.225**	**126.668**	**813.893**
Valore di carico finale	687.225	126.668	813.893
Impairment finale	–	–	–

Gli incrementi del periodo sono riconducibili al completamento dell'operazione di acquisizione del marchio Old Smuggler in Argentina, intervenuto a seguito della concessione dell'autorizzazione dell'*antitrust* locale, il 12 marzo 2007.

Le differenze cambio, pari a € 3.708 migliaia, sono riconducibili all'adeguamento ai cambi di fine periodo dell'avviamento di Skyy Spirits, LLC e di Campari do Brasil Ltda.

La tabella che segue mostra la composizione della voce avviamento e marchi:

	30 giugno 2007		31 dicembre 2006	
	Avviamento € / 000	Marchi € / 000	Avviamento € / 000	Marchi € / 000
Prodotti *ex* Bols	4.612	1.992	4.612	1.992
Ouzo 12	9.976	7.429	9.976	7.429
Cinzano	51.457	772	51.457	772
Acquisizione brasiliana	69.649	–	64.298	–
Skyy Spirits, LLC	356.418	–	365.477	–
Zedda Piras S.p.A. e Sella&Mosca S.p.A.	57.254	21	57.254	21
Barbero 1891 S.p.A.	137.859	–	137.859	–
Riccadonna	–	11.300	–	11.300
Glen Grant, Old Smuggler e Braemar	–	104.277	–	103.067
Altro	–	877	–	877
	687.225	**126.668**	**690.933**	**125.458**

13. Attività immateriali a vita definita

I movimenti intervenuti nel corso del periodo sono riportati nella tabella che segue:

	Software € / 000	Altre € / 000	Totale € / 000
Valore di carico iniziale	7.422	13.097	20.519
Impairment iniziale	-	-	-
Fondo ammortamento iniziale	(5.081)	(11.322)	(16.403)
Saldo al 31 dicembre 2006	**2.341**	**1.775**	**4.116**
Investimenti	555	453	1.008
Decrementi	-	(18)	(18)
Ammortamenti del periodo	(669)	(270)	(939)
Riclassifiche da immobilizzazioni in corso	4	(4)	0
Differenze cambio e altri movimenti	(36)	(11)	(47)
Saldo al 30 giugno 2007	**2.195**	**1.925**	**4.120**
Valore di carico finale	7.847	13.648	21.495
Impairment finale	–	–	–
Fondo ammortamento finale	(5.652)	(11.723)	(17.375)

Gli investimenti in *software* del semestre, pari a € 555 migliaia, sono riconducibili al sistema informatico SAP per lo sviluppo dei moduli di gestione del personale e del processo di consolidamento.

14. Rimanenze

La voce risulta così composta:

	30 giugno 2007 € / 000	31 dicembre 2006 € / 000
Materie prime, sussidiarie e di consumo	24.846	24.006
Prodotti in corso di lavorazione e semilavorati	68.193	66.129
Prodotti finiti e merci	87.333	79.737
	180.372	**169.872**

L'incremento della voce rispetto alla chiusura dell'esercizio precedente è principalmente riconducibile sia a fattori di stagionalità, sia alla pianificazione di una maggior produzione, influenzata anche dalla prossima cessazione dell'attività nello stabilimento di Sulmona.

Le rimanenze sono esposte al netto del fondo svalutazione relativo, la cui movimentazione del periodo è esposta nella tabella che segue:

	€ / 000
Saldo al 31 dicembre 2006	**4.176**
Accantonamenti	1.056
Utilizzi	(241)
Differenze cambio ed altri movimenti	(17)
Saldo al 30 giugno 2007	**4.974**

15. Cassa, banche e titoli

La voce risulta così composta:

	30 giugno 2007 € / 000	31 dicembre 2006 € / 000
Conti correnti bancari e cassa	39.013	103.386
Depositi a termine	148.402	135.590
Titoli a pronto smobilizzo	-	-
Disponibilità liquide e mezzi equivalenti	**187.415**	**238.975**
Altri titoli	322	1.325
Totale cassa, banche e titoli	**187.737**	**240.300**

Le *disponibilità liquide e mezzi equivalenti* sono costituite da conti correnti bancari e altri depositi bancari esigibili a vista, intrattenuti con primari istituti di credito, remunerati a tassi variabili parametrati al tasso *Libor* per la valuta e il periodo di riferimento.

Includono, inoltre, titoli a pronto smobilizzo, rappresentati da investimenti finanziari a breve termine ad alta liquidità, prontamente convertibili in valori di cassa noti, in quanto soggetti a un irrilevante rischio di variazione di valore.

Per informazioni in merito alla diminuzione intervenuta nelle disponibilità liquide e mezzi equivalenti, si rinvia allo schema di rendiconto finanziario.

16. Attività non correnti destinate alla vendita

La voce include gli immobili non strumentali, per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo.

La diminuzione rispetto alla chiusura dell'esercizio precedente, pari a € 2.043 migliaia, è riconducibile alla vendita di una porzione dell'*ex* stabilimento di Termoli.

17. Patrimonio netto

Le informazioni relative alla composizione e alla movimentazione intervenuta nelle voci di patrimonio netto nei periodi considerati sono esposte nel Prospetto delle variazioni di patrimonio netto, cui si rinvia.

In particolare, l'aumento del patrimonio netto del Gruppo intervenuta al 30 giugno 2007, rispetto alla chiusura dell'esercizio precedente, pari a € 45.563 migliaia, è principalmente riconducibile all'effetto netto delle seguenti operazioni:

- distribuzione dei dividendi, approvati dall'Assemblea degli azionisti della Capogruppo del 24 aprile 2007, pari a € 29.040 migliaia;
- vendita sul mercato nel mese di febbraio 2007 di 1.350.000 azioni proprie, per un controvalore di carico di € 4.185 migliaia, con realizzo di una plusvalenza di € 6.277 migliaia, imputata direttamente a patrimonio netto;
- acquisto di n. 302.000 azioni proprie a servizio del piano di stock option, per un valore complessivo di € 2.284 migliaia;
- incremento della riserva di *stock option*, per € 1.626 migliaia;

- incremento della riserva per *cash flow hedging*, per € 3.215 migliaia;
- imputazione dell'effetto fiscale, pari ad € 1.174 migliaia, degli utili e perdite direttamente iscritti a patrimonio netto;
- effetto della variazione dei cambi di conversione dei bilanci delle controllate denominati in valute diverse dall'Euro, pari a € 5.826 migliaia;
- conseguimento nel semestre di un utile di pertinenza del Gruppo, pari a € 56.932 migliaia.

Capitale

Al 30 giugno 2007 il capitale sociale è suddiviso in 290.400.000 azioni ordinarie, del valore nominale unitario di € 0,10.

La tabella che segue mostra la riconciliazione tra il numero delle azioni in circolazione al 31 dicembre 2006 e il numero delle azioni in circolazione al 30 giugno 2007:

	numero azioni		valore nominale	
	30 giugno 2007	31 dicembre 2006	30 giugno 2007 €	31 dicembre 2006 €
Azioni in circolazione all'inizio dell'esercizio	289.049.453	281.356.013	28.904.945	28.135.601
Acquisti a favore del piano di *stock option*	(302.000)	–	(30.200)	–
Vendite	1.350.000	7.693.440	135.000	769.344
Azioni in circolazione alla fine dell'esercizio	**290.097.453**	**289.049.453**	**29.009.745**	**28.904.945**

Dividendi pagati e proposti

La tabella che segue mostra in dettaglio i dividendi deliberati e pagati alle azioni ordinarie nel corso dei semestri in rassegna:

	Ammontare totale		Dividendo per azione	
	30 giugno 2007 € / 000	30 giugno 2006 € / 000	su utile 2006 €	su utile 2005 €
Dividendi deliberati e pagati durante il semestre alle azioni ordinarie	29.040	28.136	0,10	0,10

I dividendi, pari a € 29.040 migliaia, relativi all'utile dell'esercizio 2006 sono stati deliberati dall'Assemblea degli azionisti della Capogruppo del 24 aprile 2007.

18. Passività finanziarie

La tabella che segue mostra il dettaglio delle passività finanziarie del Gruppo:

	30 giugno 2007 € / 000	31 dicembre 2006 € / 000
Passività non correnti		
Prestito obbligazionario e *private placement*		
Private placement	112.309	116.974
Prestito obbligazionario	198.495	205.725
	310.804	**322.699**
Altre passività finanziarie non correnti		
Debiti verso banche	1.144	1.184
Debiti per *leasing* immobiliare	14.438	15.998
Passività finanziaria per *cross currency swap*, prestito obbligazionario	54.457	50.738
Altri debiti finanziari	2.073	2.222
	72.113	**70.142**
Passività correnti		
Debiti verso banche	113.002	209.273
Altri debiti finanziari		
Debiti per *leasing* immobiliare, quota a breve termine	3.132	3.091
Prestiti obbligazionari, quota a breve termine	9.059	9.291
Rateo interessi su prestiti obbligazionari	8.153	8.372
Altri debiti finanziari	1.997	849
	22.341	**21.603**

Prestito obbligazionario e private placement

La variazione dell'ammontare delle voci intervenuta al 30 giugno 2007 rispetto alla chiusura dell'esercizio precedente è riconducibile sia alla variazione del *fair value* sia, con riferimento al *private placement*, all'effetto cambio.

Per informazioni in merito alle condizioni che regolano il prestito obbligazionario e il *private placement* collocati sul mercato istituzionale statunitense, si rinvia a quanto esposto alla nota 27 del Bilancio consolidato al 31 dicembre 2006.

Debiti verso banche

Il decremento dei debiti verso banche a breve termine rispetto alla chiusura dell'esercizio precedente è correlato alla generazione nel semestre di un elevato flusso monetario operativo.

19. Posizione finanziaria netta

Secondo quanto richiesto dalla Comunicazione Consob del 28 luglio 2006 e in conformità con la Raccomandazione del CESR del 10 febbraio 2005 - *Raccomandazioni per l'attuazione uniforme del regolamento della Commissione Europea sui prospetti informativi*, si informa che la posizione finanziaria netta del Gruppo al 30 giugno 2007, comparata con quella relativa alla chiusura dell'esercizio precedente, è la seguente:

	30 giugno 2007 € / 000	31 dicembre 2006 € / 000
Cassa, banche e titoli	187.737	240.300
Debiti verso banche	(113.002)	(209.273)
Debiti per *leasing* immobiliare	(3.132)	(3.091)
Private placement e prestito obbligazionario	(17.780)	(17.740)
Altri debiti finanziari	(35)	254
Posizione finanziaria netta a breve termine	**53.788**	**10.450**
Debiti verso banche	(1.144)	(1.184)
Debiti per *leasing* immobiliare	(14.438)	(15.998)
Private placement e prestito obbligazionario	(364.183)	(370.555)
Altri debiti finanziari	(2.073)	(2.222)
Posizione finanziaria netta a medio - lungo termine	**(381.839)**	**(389.959)**
Posizione finanziaria netta	**(328.050)**	**(379.509)**

Per informazioni riguardanti le voci che compongono la posizione finanziaria netta, si rinvia alle note 15 e 18, nonché a quanto esposto in commento della relazione sulla gestione.

20. Attività di copertura

Copertura dei flussi finanziari

Al 30 giugno 2007 Campari International S.A.M. ha in essere contratti *forward* a copertura del proprio *budget* di vendite e acquisti della seconda parte dell'esercizio 2007 in valuta diversa dall'Euro.

La tabella sottostante riepiloga le condizioni dei contratti principali in essere al 30 giugno 2007:

	Importo nominale	Scadenza
Contratti *forward* a copertura di flussi di vendita futuri		
Vendita		
US$	10.763	31 gennaio 2008
CHF	3.750	31 gennaio 2008
Contratti *forward* a copertura di flussi di acquisto futuri		
Acquisto		
US$	2.195	28 febbraio 2008

La copertura ha soddisfatto i requisiti di efficacia e un utile non realizzato di € 262 migliaia è stato sospeso nelle riserve di patrimonio netto, al netto delle relative imposte differite.

Copertura del fair value

Gli strumenti di copertura sul *private placement* e sul prestito obbligazionario sono rappresentati, rispettivamente, da un *interest rate swap* di complessivi nozionali US$ 162 milioni e da un *cross currency swap* sui tassi e sui cambi di complessivi nozionali US$ 300 milioni, aventi le medesime scadenze dei debiti sottostanti.

Inoltre, con riferimento agli strumenti derivati accesi a fronte del prestito obbligazionario, il Gruppo ha negoziato, nei primi mesi del 2006, un *interest rate swap forward starting*, che determinerà con decorrenza

luglio 2008 il pagamento di un tasso fisso del 4,25% su metà (US$ 50 milioni) della *tranche* in scadenza nel 2015 e un tasso fisso del 4,36% su tre quarti (US$ 150 milioni) della *tranche* in scadenza nel 2018.

La variazione del *fair value* di detti strumenti rilevata a conto economico del primo semestre 2007 è positiva per € 728 migliaia.

Al 30 giugno 2007 il *cross currency swap* e l'*interest rate swap forward starting* della Capogruppo hanno un fair value complessivo negativo per € 54.457 migliaia, esposto tra le passività finanziarie non correnti, mentre l'*interest rate swap* di Redfire, Inc. ha un *fair value* positivo pari a € 1.078 migliaia, esposto tra le attività finanziarie non correnti e correnti.

La copertura dei flussi di cassa relativa al prestito obbligazionario della Capogruppo ha soddisfatto i requisiti di efficacia e un utile non realizzato di € 2.933 migliaia è stato sospeso nelle riserve di patrimonio netto, al netto delle relative imposte differite, pari a € 968 migliaia.

21. Fondi per rischi e oneri

Il decremento intervenuto nella voce, rispetto alla chiusura dell'esercizio precedente è principalmente riconducibile all'utilizzo del fondo precedentemente accantonato a fronte di oneri per la riorganizzazione del personale e per contenziosi legali.

22. Parti correlate

In ossequio a quanto richiesto dalla Comunicazione Consob 6064293 del 28 luglio 2006, la tabella sottostante mostra gli ammontari dei rapporti di natura commerciale e finanziaria posti in essere con le parti correlate:

	30 giugno 2007				Primo semestre 2007			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd.	1.623	1	1.469	–	1.639	(638)	46	18
International Marques V.o.f.	938	(197)	–	–	1.354	(715)	–	(27)
M.C.S. S.c.a.r.l.	1.627	(544)	1.173	14	3.293	(1.228)	20	(85)
SUMMA S.L.	1.888	(1.000)	–	–	3.247	(1.808)	–	(39)
Fincorus S.p.A	–	–	–	(11.417)	–	–	–	–
	6.076	**(1.740)**	**2.642**	**(11.403)**	**9.533**	**(4.388)**	**67**	**(132)**
Incidenza % sulla relativa voce di bilancio	3%	1%	7%	13%	2%	5%	1%	0%

	30 giugno 2006				Primo semestre 2006			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd.	1.064	(301)	1.455	9	1.364	(564)	36	20
International Marques V.o.f.	911	–	–	–	1.872	(655)	–	10
M.C.S. S.c.a.r.l.	2.165	(30)	1.006	5	3.314	(1.039)	14	24
SUMMA S.L.	2.138	(626)	–	–	2.893	(1.806)	–	(34)
	6.279	**(957)**	**2.462**	**14**	**9.443**	**(4.065)**	**50**	**19**
Incidenza % sulla relativa voce di bilancio	2%	1%	6%	0%	2%	6%	0%	0%

La Capogruppo Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A. (con la quale il Gruppo non ha effettuato transazioni), che risulta a sua volta controllata da Fincorus S.p.A.

Nel corso del 2007, Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione per il consolidato fiscale nazionale per il triennio 2007-2009, laddove viene prevista la determinazione, in capo alla società controllante Fincorus S.p.A., di un'unica base imponibile per il Gruppo di imprese che vi partecipano.

A seguito di tale opzione, e in presenza di specifici accordi contrattuali che prevedono la cessione dei crediti e debiti IRES al valore nominale, al 30 giugno 2007 il Gruppo ha un debito nei confronti di Fincorus S.p.A. pari ad € 11.417 migliaia.

I rapporti con società collegate e *joint venture* fanno parte dell'ordinaria gestione e sono regolati a condizioni di mercato e cioè alle condizioni che si sarebbero applicate fra due parti indipendenti, o di criteri che consentono il recupero dei costi sostenuti e la remunerazione dei capitali investiti.

Tutte le operazioni poste in essere con parti correlate sono state compiute nell'interesse del Gruppo.

23. Raccordo tra risultato e patrimonio netto della Capogruppo e analoghe grandezze del Gruppo

Ai sensi della Comunicazione Consob del 28 luglio 2006 si riporta il prospetto di raccordo fra il risultato del primo semestre 2007 e il patrimonio netto al 30 giugno 2007 del Gruppo con le analoghe grandezze della Capogruppo Davide Campari-Milano S.p.A.:

	2007	
€ / 000	Patrimonio netto	Risultato
Patrimonio netto e risultato dell'esercizio, come riportati nel bilancio di Davide Campari–Milano S.p.A. al 30 giugno	**542.759**	**29.053**
Eliminazione del valore di carico delle partecipazioni consolidate		
Differenza tra valore di carico e valore, *pro–quota*, del patrimonio netto contabile delle partecipazioni	333.761	
Risultati, *pro–quota*, conseguiti dalle partecipate		168.356
Eliminazione degli effetti di operazioni compiute tra società consolidate		
Eliminazione dividendi infragruppo	–	(138.508)
Eliminazione utili (perdite) infragruppo	(16.286)	(1.265)
Altre operazioni		
Effetto rettifiche di consolidamento	(24.609)	(704)
Differenze di conversione	5.826	–
Patrimonio netto e risultato di esercizio di competenza del Gruppo	**841.451**	**56.932**
Patrimonio netto e risultato di esercizio di competenza di terzi	1.944	49
Patrimonio netto e risultato di esercizio come riportati nel bilancio consolidato al 30 giugno	**843.395**	**56.981**

24. Impegni e rischi

Per informazioni in merito agli impegni e rischi del Gruppo si rinvia a quanto esposto alla nota 36 del Bilancio consolidato al 31 dicembre 2006.

25. Eventi successivi alla chiusura del semestre

Riorganizzazione delle società vitivinicole italiane del Gruppo

Nel corso del secondo semestre è prevista la realizzazione di un ampio e articolato programma di riorganizzazione delle società vitivinicole italiane del Gruppo, che comprende la fusione per incorporazione di Teruzzi & Puthod S.r.l. e di Giannina S.r.l. in Sella & Mosca S.p.A., nonché il conferimento del ramo d'azienda relativo ai vini a marchio Enrico Serafino dalla Capogruppo Davide Campari-Milano S.p.A. a Sella & Mosca S.p.A.

A seguito di tali operazioni, viene pertanto ulteriormente rafforzata e razionalizzata l'attività della *business unit wine* del Gruppo, operativa a partire dal 1 gennaio 2007.

Il 11 luglio 2007, il progetto unitario di fusione e la proposta di conferire il ramo d'azienda Enrico Serafino, sono stati approvati dai Consigli di Amministrazione delle società in oggetto.

X-Rated

Il 1 agosto 2007 il Gruppo Campari ha acquisito il *brand super premium* X-Rated Fusion Liqueur, la *vodka* di altissima gamma Jean-Marc XO e la *vodka ultra premium* X-Rated.

X-Rated è stato lanciato nel 2004 negli Stati Uniti da Jean-Marc Daucourt, ideatore di *spirit* pluripremiati, e da Todd Martin, *ex* Presidente di Allied Domecq North America, che sono i maggiori azionisti di X-Rated.

Il corrispettivo pagato per l'operazione è pari a US$ 40 milioni (€ 29 milioni al tasso di cambio alla data dell'operazione).

Inoltre, il contratto prevede il pagamento di un adeguamento di prezzo ripartito sui prossimi tre anni e calcolato in base all'andamento dei volumi incrementali di vendita nello stesso periodo.

Sono in corso le azioni di dettaglio per l'integrazione dei *brand* nella struttura del Gruppo Campari.

Cessazione del contratto di distribuzione tequila 1800 e Gran Centenario

Il 11 settembre 2007 il Gruppo Campari ha annunciato che la distribuzione in licenza negli Stati Uniti dei prodotti a marchio *tequila* 1800 e Gran Centenario terminerà il 31 dicembre 2007.

A partire da gennaio 2008, il Gruppo José Cuervo, proprietario dei *brand* 1800 e Gran Centenario, si occuperà, pertanto, direttamente della gestione dei due marchi di *tequila* nel mercato statunitense, attraverso una società interamente controllata.

26. Evoluzione prevedibile della gestione

L'andamento generale del Gruppo Campari nel primo semestre dell'anno ha evidenziato un'evoluzione molto positiva delle vendite e dei risultati economici, sostenuti da un più che soddisfacente sviluppo della parte organica del *business*.

Per la seconda parte dell'anno, si può ragionevolmente ipotizzare che l'andamento delle vendite e dei risultati possa continuare a essere positivo, seppure alcuni fattori contingenti inducano a prevedere tassi di crescita meno sostenuti di quelli conseguiti nella prima parte dell'anno; tra questi:

- il confronto più sfavorevole con l'ottimo secondo semestre 2006 per quanto concerne le vendite di alcuni *brand* importanti (Campari e, in parte, SKYY Vodka);
- l'effetto più accentuato della crescita dei prezzi di alcune materie prime;
- una maggiore incidenza degli investimenti in comunicazione;
- un'elasticità delle vendite al variare dei prezzi, che potrebbe essere maggiore del previsto, nei mercati in cui si è ritenuto opportuno attuare un riposizionamento di alcuni *brand*.

Per contro, l'incoraggiante andamento dei consumi nei mercati principali, il buon momento attraversato dalle marche chiave, gli effetti positivi sui margini conseguenti agli aumenti di prezzo citati nonché le opportunità di crescita insite nelle recenti acquisizioni, complessivamente attenuano gli elementi di rischio sopra menzionati, inducendo a un cauto ottimismo in relazione ai risultati di breve e medio periodo.

CAPOGRUPPO DAVIDE CAMPARI-MILANO S.P.A.

Prospetti contabili di Davide Campari-Milano S.p.A. al 30 giugno 2007

Conto economico

€ / 000	Primo semestre 2007	*di cui verso parti correlate*	Primo semestre 2006	*di cui verso parti correlate*
Vendite nette	**141.086**	***138.960***	**113.938**	***113.796***
Costo del venduto	(108.077)	*(14.986)*	(85.331)	*(11.336)*
Margine lordo	**33.009**		**28.607**	
Pubblicità e promozioni	(2.218)	*1.959*	(3.831)	*(171)*
Costi di vendita e distribuzione	(4.050)	*418*	(3.409)	*568*
Margine commerciale	**26.741**		**21.367**	
Spese generali e amministrative e altri costi operativi	(9.807)	*554*	(11.042)	*657*
Altri (oneri) e proventi non ricorrenti	7	*1.670*	2	*2.923*
Risultato operativo	**16.941**		**10.327**	
Dividendi	27.700	*27.700*	35.389	*35.389*
Proventi (oneri) finanziari netti	(12.461)	*(4.925)*	(6.590)	*(2.797)*
Utile prima delle imposte	**32.180**		**39.126**	
Imposte	(3.127)		(2.688)	
Utile netto	**29.053**		**36.438**	

Stato patrimoniale

€ / 000	30 giugno 2007	31 dicembre 2006
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	91.989	88.586
Attività biologiche	43	-
Investimenti immobiliari	3.999	4.000
Avviamento e marchi	320.780	320.780
Attività immateriali a vita definita	1.949	1.703
Partecipazioni in società controllate	663.241	660.583
Imposte anticipate	6.335	6.656
Altre attività non correnti	3.268	3.222
Totale attività non correnti	**1.091.604**	**1.085.530**
Attività correnti		
Rimanenze	72.390	59.706
Crediti commerciali	2.754	2.639
Crediti verso parti correlate	48.104	60.357
Cassa, banche e titoli (*)	1.818	8.438
Crediti finanziari verso parti correlate	74.194	54.330
Altri crediti	20.198	22.998
Totale attività correnti	**219.458**	**208.468**
Attività non correnti destinate alla vendita	1.335	3.378
Totale attività	**1.312.397**	**1.297.376**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29.040	29.040
Riserve	513.719	502.111
Totale patrimonio netto	**542.759**	**531.151**
Passività non correnti		
Prestiti obbligazionari	198.495	205.725
Debiti finanziari verso parti correlate	13.000	-
Altre passività finanziarie non correnti	70.066	68.051
Trattamento di fine rapporto	8.571	8.601
Fondi per rischi e oneri futuri	5.756	6.498
Imposte differite	16.177	13.774
Totale passività non correnti	**312.065**	**302.649**
Passività correnti		
Debiti verso banche	88.785	145.104
Debiti finanziari verso parti correlate	281.173	228.091
Altri debiti finanziari	8.587	7.989
Debiti verso fornitori	56.495	59.970
Debiti verso parti correlate	7.809	8.486
Debiti verso l'erario	3.933	3.401
Altre passività correnti	10.791	10.535
Totale passività correnti	**457.573**	**463.576**
Totale passività e patrimonio netto	**1.312.397**	**1.297.376**

(*) Al 30 giugno 2007 e al 31 dicembre 2006 la voce include altri titoli, pari rispettivamente a € 105 migliaia e € 211 migliaia, che non soddisfano tutti i requisiti per essere classificati tra le disponibilità liquide e mezzi equivalenti.

Rendiconto finanziario

€ / 000	Primo semestre 2007	Primo semestre 2006
Utile netto	29.053	36.438
Imposte	3.127	2.688
Utile prima delle imposte	32.180	39.126
Ammortamento immobilizzazioni immateriali	390	330
Ammortamento immobilizzazioni materiali	4.983	4.794
Accantonamenti:		
– trattamento di fine rapporto	829	726
– fondo svalutazione magazzino	–	181
Costo figurativo per *stock option*	718	526
Minusvalenze (plusvalenze) da alienazione immobilizzazioni materiali, nette	(3)	(3)
Dividendi non incassati	–	(5.200)
Oneri (proventi) da strumenti finanziari derivati, netti	(644)	(311)
Altre partite non monetarie, nette	(1.615)	(310)
Flusso monetario generato dalla gestione corrente (A)	**36.838**	**39.859**
Trattamento di fine rapporto pagato	(859)	(517)
Variazione fondi per rischi ed oneri	(743)	(410)
Totale (B)	*(1.602)*	*(927)*
Variazione delle attività e passività operative:		
Variazione crediti commerciali	(114)	23
Variazione rimanenze	(12.683)	(7.530)
Variazione crediti verso controllate	12.253	12.769
Variazione crediti e debiti verso l'erario	2.518	(5.176)
Variazione altri crediti	473	(1.303)
Variazione debiti commerciali	(3.475)	(2.322)
Variazione debiti verso controllate e controllanti	(3.282)	827
Variazione altri debiti	129	7.116
Totale (C)	*(4.181)*	*4.404*
Flusso monetario generato da attività di esercizio D = (A + B + C)	**31.055**	**43.336**
Investimenti in immobilizzazioni immateriali	(693)	(403)
Investimenti in immobilizzazioni materiali	(7.104)	(4.436)
Corrispettivo per cessione di immobilizzazioni materiali	2.065	13
Acquisto partecipazione 99,99% Campari Finance Belgium S.A.	-	(130.033)
Flusso monetario impiegato in attività di investimento (E)	**(5.732)**	**(134.859)**
Incremento (decremento) debiti bancari a breve termine	(56.320)	143.552
Decremento (incremento) crediti finanziari verso controllate	(19.864)	(17.283)
Incremento (decremento) debiti finanziari verso controllate	66.082	(1.297)
Acquisto azioni proprie	(2.284)	–
Corrispettivo per cessione azioni proprie	10.462	-
Rimborso debiti per *leasing* finanziari	(1.517)	(1.477)
Rimborso finanziamenti a medio – lungo termine	(150)	(138)
Distribuzione dividendi	(29.040)	(28.136)
Variazione altre partite finanziarie	794	-
Flusso monetario generato (impiegato) in attività di finanziamento (F)	**(31.837)**	**95.221**
Flusso monetario netto del periodo (D + E + F)	**(6.514)**	**3.698**
Disponibilità liquide e mezzi equivalenti all'inizio del periodo	**8.227**	**101.984**
Flusso monetario netto del periodo	**(6.514)**	**3.698**
Disponibilità liquide e mezzi equivalenti alla fine del periodo	**1.713**	**105.682**

Prospetto delle variazioni di patrimonio netto

€ /000	Capitale	Riserva legale	Riserva straordinaria	Riserva detrazione I.V.A. Legge 64/86 e Legge 67/88	Riserva conferimento partecipazioni D.Lgs. 544/92	Riserva contr. Legge 696/83	Azioni proprie	Riserva per *stock option*	Riserva da *fair value*	Utili a nuovo	Patrimonio netto
Saldo al 1 gennaio 2006	**29.040**	**5.808**	**243.222**	**1.043**	**3.041**	**-**	**(29.289)**	**1.428**	**-**	**193.001**	**447.294**
Distribuzione dividendi	-	-	-	-	-	-	-	-	-	(28.136)	(28.136)
Stock option	-	-	-	-	-	-	-	526	-	-	526
Valutazione strumenti di copertura (*cash flow hedge*)	-	-	-	-	-	-	-	-	815	-	815
Utile primo semestre 2006	-	-	-	-	-	-	-	-	-	36.438	36.438
Saldo al 30 giugno 2006	**29.040**	**5.808**	**243.222**	**1.043**	**3.041**	**-**	**(29.289)**	**1.954**	**815**	**201.303**	**456.937**
Saldo al 1 gennaio 2007	**29.040**	**5.808**	**243.222**	**1.086**	**3.041**	**26**	**(5.422)**	**3.520**	**2.127**	**248.702**	**531.150**
Distribuzione dividendi	-	-	-	-	-	-	-	-	-	(29.040)	(29.040)
Acquisto azioni proprie	-	-	-	-	-	-	(2.284)	-	-	-	(2.284)
Utilizzo azioni proprie	-	-	-	-	-	-	5.419	-	-	-	5.419
Plusvalenza cessione azioni proprie	-	-	-	-	-	-	-	-	-	5.043	5.043
Stock option	-	-	-	-	-	-	-	1.639	-	-	1.639
Valutazione strumenti di copertura (*cash flow hedge*)	-	-	-	-	-	-	-	-	2.933	-	2.933
Effetto fiscale su utili direttamente riconosciuti a patrimonio netto	-	-	-	-	-	-	-	-	(968)	(186)	(1.154)
Utile primo semestre 2007	-	-	-	-	-	-	-	-	-	29.053	29.053
Saldo al 30 giugno 2007	**29.040**	**5.808**	**243.222**	**1.086**	**3.041**	**26**	**(2.287)**	**5.159**	**4.092**	**253.572**	**542.759**

Prospetto degli utili complessivi del primo semestre 2007 e 2006

€ / 000	Primo semestre 2007	Primo semestre 2006
Utili direttamente riconosciuti a riserva da *fair value*	2.933	1.216
Plusvalenza cessione azioni proprie	5.043	-
Effetto fiscale su utili riconosciuti direttamente a patrimonio netto	(1.154)	(401)
Utili iscritti direttamente a patrimonio netto	**6.822**	**815**
Utile netto del semestre	29.053	36.438
Utili complessivi iscritti nel semestre	**35.875**	**37.253**

Milano, 11 settembre 2007

Luca Garavoglia
Presidente del Consiglio di Amministrazione

Dichiarazione del dirigente preposto alla redazione dei documenti contabili societari a norma delle disposizioni dell'articolo 154 bis, 2° comma 2, D.Lgs. 58/1998 (Testo Unico della Finanza)

Il sottoscritto Paolo Marchesini, *Chief Financial Officer*, in qualità di dirigente preposto alla redazione dei documenti contabili societari dichiara che la relazione semestrale consolidata al 30 giugno 2007 del Gruppo Campari corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

La relazione semestrale al 30 giugno 2007, soggetta a revisione contabile limitata, è stata redatta seguendo le indicazioni fornite dalla Commissione Nazionale per le Società e la Borsa (CONSOB) nel Regolamento Emittenti e in conformità dei criteri di valutazione e di misurazione stabiliti dagli *International Financial Reporting Standard* (IFRS) emanati dall'International Accounting Standards Board (IASB) e adottati dalla Commissione Europea secondo la procedura di cui all'art. 6 del Regolamento (CE) 1606/02 del Parlamento Europeo e del Consiglio del 19 luglio 2002.

Paolo Marchesini
Chief Financial Officer

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Relazione della società di revisione sulla revisione limitata della relazione semestrale redatta ai sensi dell'art. 81 del Regolamento Consob adottato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni

Agli Azionisti della
Davide Campari - Milano S.p.A.

1. Abbiamo effettuato la revisione contabile limitata del bilancio consolidato intermedio costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario (di seguito i "prospetti contabili") e dalle relative note esplicative ed integrative. La responsabilità della redazione della relazione semestrale compete agli Amministratori della Davide Campari – Milano S.p.A.. E' nostra la responsabilità della redazione della presente relazione in base alla revisione contabile limitata svolta. Abbiamo inoltre verificato la parte delle note contenente le informazioni sulla gestione ai soli fini della verifica della concordanza con la restante parte della relazione semestrale.

2. Il nostro lavoro è stato svolto secondo i criteri per la revisione contabile limitata raccomandati dalla Consob con Delibera n. 10867 del 31 luglio 1997. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste dei prospetti contabili e sull'omogeneità dei criteri di valutazione, tramite colloqui con la direzione della società, e nello svolgimento di analisi di bilancio sui dati contenuti nei prospetti contabili. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa svolta secondo gli statuiti principi di revisione. Di conseguenza, diversamente da quanto effettuato sul bilancio consolidato di fine esercizio, non esprimiamo un giudizio professionale di revisione sulla relazione semestrale.

3. Per quanto riguarda i dati comparativi relativi al bilancio consolidato dell'esercizio precedente ed alla relazione semestrale dell'anno precedente presentati nei prospetti contabili, si fa riferimento alle nostre relazioni rispettivamente emesse in data 5 aprile 2007 e in data 9 ottobre 2006.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
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(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. Sulla base di quanto svolto, non siamo venuti a conoscenza di variazioni e integrazioni significative che dovrebbero essere apportate ai prospetti contabili consolidati ed alle relative note esplicative ed integrative, identificati nel paragrafo 1 della presente relazione, per renderli conformi al principio contabile internazionale IAS 34 ed ai criteri di redazione della relazione semestrale previsti dall'art. 81 del Regolamento Consob adottato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni.

Milano, 1° ottobre 2007

Reconta Ernst & Young S.p.A.

Alberto Romeo
(Socio)


GRUPPO
CAMPARI

Half-year report ending 30 June 2007



HALF-YEAR REPORT
ENDING 30 JUNE 2007

CONTENTS

HIGHLIGHTS

	First half 2007 € million	First half 2006 € million	% change	% change at constant exchange rates
Net sales	**440.6**	**417.8**	**5.4%**	**7.8%**
Trading profit	123.7	115.3	7.2%	9.4%
EBITDA before one-offs	**102.4**	**95.3**	**7.5%**	**9.7%**
EBITDA	**100.8**	**95.2**	**5.9%**	**8.1%**
EBIT before one-offs	**92.7**	**86.0**	**7.9%**	**10.3%**
EBIT	**91.1**	**85.9**	**6.1%**	**8.5%**
EBIT margin (EBIT / net sales)	20.7%	20.6%		
Profit before tax	82.7	80.4	2.8%	5.0%
Group net profit and minorities' profit	57.0	57.9	-1.6%	0.5%
Group net profit	**56.9**	**55.5**	**2.5%**	**4.6%**
Basic earnings per share (€)	**0.20**	**0.20**		
Average number of employees	1.590	1.614		
Free cash flow	64.0	30.9		
Acquisitions of companies and trademarks	(1.2)	(128.9)		
Net debt	328.0	379.5		
Group shareholders' equity and minorities' equity	843.4	797.8		
Fixed assets	986.8	990.3		

CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Robert Kunze-Concewitz
Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Stefano Saccardi
Managing Director
and Legal Affairs and Business Development Officer

Eugenio Barcellona
Director
and member of the Remuneration and Appointments Committee

Cesare Ferrero
Director and member of the Audit Committee

Marco P. Perelli-Cippo
Director and member of the Audit Committee

Enrico Corradi
Director
and member of the Remuneration and Appointments Committee
and member of the Audit Committee

Renato Ruggiero
Director
and member of the Remuneration and Appointments Committee

BOARD OF STATUTORY AUDITORS (2)

Antonio Ortolani
Chairman

Alberto Lazzarini
Statutory Auditor

Giuseppe Pajardi
Statutory Auditor

Alberto Giarrizzo Garofalo
Deputy Auditor

Gianpaolo Porcu
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS (3)

Reconta Ernst & Young S.p.A.

(1) The Board of Directors, totalling nine members, was appointed on 24 April 2007 by the shareholders' meeting and will remain in post for the period 2007-2009; Luca Garavoglia was confirmed as chairman, and granted powers in accordance with the law and the company's articles of association.
On 8 May 2007 the Board of Directors appointed Robert Kunze-Concewitz as Chief Executive Officer.
The board of directors' meeting of 8 May 2007 vested managing directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
– with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
– with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.
On 23 July 2007, following the resignation of director Vincenzo Visone, Robert Kunze-Concewitz was appointed member of the Board of Directors and Managing Director, with similar powers to those granted to Paolo Marchesini and Stefano Saccardi.

(2) The Board of Auditors was appointed by the shareholders' meeting of 24 April 2007, and will remain in post until the approval of the 2009 accounts.

(3) The shareholders' meeting of 24 April 2007 also confirmed the appointment of the company to audit the 2007, 2008 and 2009 accounts.

SIGNIFICANT EVENTS IN THE PERIOD

Industrial restructuring

On 10 January 2007, the Campari Group announced its decision to halt production at the Sulmona facility, and to transfer its operations to other sites.

The Sulmona factory became part of the Group following the acquisition of Bols in 1995, and has never reached a sustainable level of efficiency, despite investments made and the transfer of production, and despite efforts to find new manufacturing opportunities, including on behalf of third parties.

Following the dramatic decline in the ready-to-drink market and the general downturn in the non-alcoholic fizzy drinks market, capacity utilisation at the Sulmona plant had fallen so low that it could not continue operating.

The Company has a long tradition of working closely with trade unions to minimise the social consequences of its unavoidable financial decisions; with this in mind, and in order to ease the impact of the closure on staff, it has undertaken, in partnership with workers' representatives, to set out a programme of alternative and support measures.

On 15 June 2007, a meeting was held at the Ministry of Economic Development to discuss the Sulmona plant, attended by national and regional representatives of trade union organisations, directors of Davide Campari-Milano S.p.A., representatives of the Region of Abruzzo, the Province of Aquila, the municipality of Sulmona, the Association of Industries of the province of Aquila and Assolombarda.

The Company is prepared to continue production at the facility until 30 September 2007, and has also accepted the proposal to play an active role in the site's reindustrialisation, continuing its direct involvement in the search for companies operating in the food or other sectors to take over the site.

On 28 June 2007, the Company and the trade union organisations signed an agreement that defines the measures and instruments designed to limit the social impact of the planned cessation of production activities at the Sulmona site.

On 11 July 2007, at the Ministry for Economic Development, all the parties involved in the agreement of 15 June ratified a memorandum of understanding for the re-industrialisation of the Sulmona site, which includes the respective commitments and the measures and instruments that can be used to manage the problems relating to staff redundancies resulting from the cessation of activity.

On 27 July 2007, at the Ministry of Work and Social Security, the Company and Trade Unions reached an agreement to support the request to implement the extraordinary temporary unemployment compensation scheme (CIGS) for the workers at the Sulmona plant, in accordance with the laws in force.

New trading company in China

February 2007 saw the launch of the Campari (Beijing) Trading Company, 100%-owned by the Campari Group, based in Beijing.

The company was set up with the aim of seizing the significant opportunity offered by the Chinese market. It will comprise two separate units, which will be responsible respectively for distributing the Group's wines and spirits.

The Campari (Beijing) Trading Company will distribute wines produced locally by Qingdao Sella & Mosca Winery Co. Ltd. (of which the Group owns 93.67%), as well as imported wines from Sella & Mosca, Chateau Lamargue and Teruzzi & Puthod.

New company in Argentina

Following the acquisition of the Old Smuggler brand, concluded on 15 March 2006 at the same time as that of Glen Grant, a ruling by the antitrust authority on 12 March 2007 gave the Group the go-ahead to acquire the Old Smuggler brand for distribution also on the important Argentinian market.

As a result, Campari Argentina S.R.L., a company set up in 2006 and 100%-owned by the Group, became operational.

The company imports malt from Scotland, and co-ordinates the production and sale of Old Smuggler whisky locally via an external bottling plant and an external distributor.

Ordinary shareholders' meeting of the Parent Company

On 24 April 2007, the shareholders' meeting of Davide Campari-Milano S.p.A. approved the full-year results for the year ending 31 December 2006 and agreed the distribution of a dividend of € 0.10 per share, which was unchanged from last year.

The shareholders' meeting also:

- appointed the Board of Directors for the three-year period 2007-2009, comprising Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi and Enzo Visone, as well as Enrico Corradi, Cesare Ferrero and Renato Ruggiero who serve as independent directors; Luca Garavoglia was confirmed as Chairman of the Company;
- appointed the Board of Statutory Auditors, also for 2007-2009, comprising Antonio Ortolani as Chairman, and Alberto Lazzarini and Giuseppe Pajardi as Permanent Auditors, as well as Alberto Giarrizzo Garofalo, Gianpaolo Porcu and Paolo Proserpio as Deputy Auditors;
- approved the extension of the audit appointment for Reconta Ernst & Young S.p.A. for the three-year period 2007-2009;
- authorised the Board of Directors to purchase and/or sell own shares to be used primarily for stock option plans; authorisation was requested for the purchase and/or sale of shares not exceeding 10% of share capital including existing own shares.

Merger of Glen Grant S.r.l. into the Campari Group

During the year, it was decided to merge the 100%-owned subsidiary Glen Grant S.r.l., owner of the Glen Grant brands, into the Parent Company, Davide Campari-Milano S.p.A.

The aim was to continue streamlining the Group by reducing the number of companies.

The merger was completed on 20 July 2007, and will be effective for accounting purposes from 1 September 2007 and for tax purposes from 1 January 2007.

Acquisition of Cabo Wabo Tequila

On 7 May 2007 the Campari Group announced that it had signed an agreement to acquire an 80% stake in Cabo Wabo Tequila.

The transaction, due to be completed in January 2008, is worth US$ 80 million (around € 60 million at current exchange rates), equivalent to a multiple of 11.8x projected EBITDA for 2007.

The Group will have the opportunity to acquire the remaining 20% of Cabo Wabo Tequila in two tranches of 15% and 5% through call / put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an important ultra-premium tequila brand with a reputation for extremely high quality, has won several prizes.

The product range includes Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco and the new ultra luxury brand, Cabo Uno, which is barrel-aged for three years.

With a sales volume of around 70,000 nine-litre cases, primarily in the United States, Cabo Wabo is one of the fastest-growing brands in the US spirits market.

Cabo Wabo is a strategic acquisition for the Group since it will contribute significantly to strengthening the portfolio of ultra-premium brands in the US market and to increasing the focus on tequila as a result of owning a brand in one of the categories with the highest growth rates in the US spirits market.

The creator and majority shareholder of Cabo Wabo is rock star Sammy Hagar who created the company in 1996.

Hagar is a tequila connoisseur, and in recent years has been an ambassador for the Cabo Wabo brand and the creative force behind its success.

Following completion of the transaction, Sammy Hagar and his partner Marco Monroy will continue to own 20% of the company, and Hagar will remain personally involved in decisions regarding product quality and promotional activities for the business aimed at increasing brand awareness and sales in the US and the rest of the world.

Management

Following Enzo Visone's decision to resign from his position, the Board of Directors of Davide Campari-Milano S.p.A. appointed Bob Kunze-Concewitz as Chief Executive Officer of the Campari Group.

Austrian Robert Kunze-Concewitz, 40, was selected internally to provide continuity: he has been in the Campari Group since 2005, and as Group Marketing Officer he specifically looked after the development and implementation of new marketing strategies for the Group's most important brands in all markets. He completed his schooling in France, graduated with honours in the US and then obtained an MBA in the UK; he speaks five languages and has worked in Italy, Germany, the UK, France, the Benelux countries, the US and Switzerland.

Before joining Campari, he held positions with growing levels of responsibility at Procter & Gamble, rising to the position of Corporate Marketing Director of the Global Prestige Products Division.

SALES PERFORMANCE

Overall performance

In the first half of 2007, sales totalled € 440.6 million, an overall increase of 5.4% compared with the same period of last year.

This result can be considered very positive given that organic sales growth (at constant exchange rates and on a same-structure basis) was 10.7%, while external growth and exchange rate effects had a negative impact of 2.9% and 2.3% respectively.

	€ million	% compared to first half of 2006
– Net sales in the first half of 2007	440.6	-
– Net sales in the first half of 2006	417.8	
Total change	**22.8**	**5.4%**
of which:		
organic growth	44.6	10.7%
external growth	–12.1	–2.9%
exchange rate effect	–9.7	–2.3%
Total change	**22.8**	**5.4%**

The double-digit organic growth registered was due to a good performance from all the Group's main brands, especially Campari, SKYY Vodka, Aperol and the Brazilian brands in the spirits business, and Cinzano vermouth and sparkling wines in the wines segment.

External growth was down € 12.1 million (–2.9%), after sales of Lipton Ice Tea on the Italian market were suspended.

At the end of last year, Campari Italia S.p.A. and Unilever agreed not to renew the distribution contract for Lipton Ice Tea brand products after it expired in December.

Therefore, in calculating the organic growth generated by the Group in 2007, last year's sales of this brand are considered a negative component of external growth.

In the first half 2007 the impact was a particularly significant € 18.3 million, owing to the concentration of sales of this product in the second quarter of the year.

However, in the first half of the year, the Company also registered positive external growth of € 6.2 million, of which € 4.0 million was due to the Glen Grant, Old Smuggler and Braemar brands. The acquisition of these brands was completed on 15 March 2006.

The table below shows a breakdown by brand of sales under external growth.

Sales - first half of 2007: breakdown of external growth	€million
Glen Grant, Old Smuggler and Braemar	4.0
Sub-total: Group brands	4.0
Suspended distribution of Lipton Ice Tea in Italy	–18.3
Other third-party brands	2.2
Sub-total: third-party brands	–16.1
Total external growth	**–12.1**

The trend in average exchange rates in the first half of 2007 compared with that registered in the previous period had a negative effect of 2.3% on first-half sales.

This was due mainly to the rise of the euro against the US dollar, which declined by 7.6%.

The table below shows the average exchange rates for the currencies of greatest importance for the Group.

Average exchange rates in the first half	2007	2006	% change
US$ x € 1	1.329	1.229	
€ x US$	0.7522	0.8137	–7.6%
BRL x € 1	2.719	2.693	
€ x BRL 1	0.3678	0.3714	–1.0%
CHF x € 1	1.632	1.561	
€ x 1 CHF	0.6128	0.6405	–4.3%
JPY x 1 €	159.644	142.155	
€ x 1000 JPY	6.2640	7.0346	–11.0%
GBP x 1 €	0.675	0.687	
€ x 1000 GBP	1.4822	1.4556	1.8%

Sales by region

During the first half all regions posted an extremely positive sales performance.

Organic growth was a healthy 10.7% overall, thanks to increases that ranged from 8.0% in Italy to 18.3% in Europe.

The first table below shows the breakdown and growth of sales by region, while the second breaks down the overall change in each region by organic growth, external growth and the effect of exchange rate movements.

	First half of 2007		First half of 2006		% change
	€ million	%	€ million	%	2007 / 2006
Italy	192.6	43.7%	194.2	46.5%	–0.8%
Europe	86.5	19.6%	69.5	16.6%	24.5%
Americas	143.3	32.5%	137.5	32.9%	4.2%
Rest of the world and duty free	18.2	4.1%	16.6	4.0%	9.5%
Total	**440.6**	**100.0%**	**417.8**	**100.0%**	**5.4%**

Breakdown of % change	Total % change	organic growth	external growth	exchange rate effect
Italy	–0.8%	8.0%	–8.8%	0.0%
Europe	24.5%	18.3%	6.4%	–0.3%
Americas	4.2%	10.5%	0.3%	–6.6%
Rest of the world and duty free	9.5%	11.4%	0.4%	–2.3%
Total	**5.4%**	**10.7%**	**–2.9%**	**–2.3%**

In **Italy**, where organic growth of 8.0% was entirely offset by a negative external growth figure of 8.8%, total first-half sales declined by 0.8%.

On a same-structure basis, organic growth was boosted by a highly positive sales performance from Campari, Aperol and Cinzano (both sparkling wines and vermouth).

The negative net change was due to the third-party brand Lipton Ice Tea, which the Group stopped distributing at the end of 2006, and which was only partly offset by the external growth relating to Glen Grant.

Europe put in by far the best performance during the period, with total growth of 24.5%.

On a same-structure basis and at constant exchange rates, sales rose by 18.3%, due to a positive performance in all the main markets.

Particularly noteworthy were Russia, which generated excellent growth (due mainly to sales of Cinzano vermouth), and Germany, which did well thanks to Campari and Cinzano sparkling wines.

External growth was positive, at 6.4%, due to the start-up of distribution of the third-party vodka brand Russky Standart in Germany and Switzerland, which generated results far above expectations, and to the sale of Glen Grant products.

The **Americas** posted sales growth of 4.2% overall, as a negative exchange rate effect of 6.6% eroded a large part of the excellent organic sales growth of 10.5%.

The two tables below show a further breakdown of sales in this region which, thanks to the Group's major presence on the US and Brazilian markets, account for about a third of total business.

	First half of 2007		First half of 2006		% change
	€ million	%	€ million	%	2007 / 2006
US	106.2	74.1%	104.1	75.7%	2.1%
Brazil	31.1	21.7%	28.3	20.6%	9.9%
Other countries	6.0	4.2%	5.2	3.8%	16.6%
Total	**143.3**	**100.0%**	**137.5**	**100.0%**	**4.2%**

Breakdown of % change	Total % change	organic growth	external growth	exchange rate effect
US	2.1%	9.8%	0.5%	–8.2%
Brazil	9.9%	11.0%	–0.1%	–1.1%
Other countries	16.6%	20.5%	0.0%	–3.9%
Total	**4.2%**	**10.5%**	**0.3%**	**–6.6%**

Sales in the **US** continued to post excellent organic growth (9.8%), thanks to a good result from the core brand SKYY Vodka and a number of third-party brands distributed by the Group.

External growth was slightly positive, at 0.5%, and was due to sales of Old Smuggler Scotch whisky, which the group acquired last year.

However, the sharp decline in the value of the US dollar during the first half led to a negative exchange rate effect of 8.2%, which reduced overall sales growth in the region to 2.1%.

First-half performance was also excellent in **Brazil**, where sales jumped by 9.9%.

Organic growth was 11.0%, and followed a good result from all the most important brands, particularly Campari and Dreher, while the Brazilian real declined only slightly, producing a negative impact of 1.1%.

Other countries in the Americas also did well in the first half of 2007, and total sales went up by 16.6% (+20.5% at constant exchange rates).

This result was mainly attributable to Canada, with SKYY Vodka, and to Argentina, with the start-up of sales of Old Smuggler Scotch whisky.

Sales in the **rest of the world and duty free** sales grew by 9.5% in the first half (+11.4% at constant exchange rates), thanks to a good performance from the duty free channel.

The performances of Australia and Japan, the two most important markets in the area, were positive and negative respectively.

Sales by business area

Sales in all business areas, at constant exchange rates and on a same-structure basis, showed significant growth in the first half of 2007.

The comparison with last year also remains extremely positive in real terms; only the soft drinks business saw a contraction, due entirely to the termination of distribution of Lipton Ice Tea.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	First half of 2007		First half of 2006		% change
	€ million	%	€ million	%	2007 / 2006
Spirits	318.7	72.3%	293.2	70.2%	8.7%
Wines	56.9	12.9%	47.5	11.4%	19.7%
Soft drinks	57.4	13.0%	71.9	17.2%	–20.2%
Other sales	7.6	1.7%	5.1	1.2%	47.2%
Total	**440.6**	**100.0%**	**417.8**	**100.0%**	**5.4%**

Breakdown of % change	Total % change	organic growth	external growth	exchange rate effect
Spirits	8.7%	10.2%	1.7%	–3.2%
Wines	19.7%	20.2%	0.0%	–0.5%
Soft drinks	–20.2%	5.3%	–25.5%	0.0%
Other sales	47.2%	24.6%	22.4%	0.2%
Total	**5.4%**	**10.7%**	**–2.9%**	**–2.3%**

Spirits

Sales of spirits totalled € 318.7 million, an overall advance of 8.7% on the first half of 2006. Stripping out the contribution of external growth (+1.7%) and negative exchange rate effects (–3.2%), organic growth in this segment was 10.2%, reflecting a healthy performance from all the Group's main brands.

The first half of the year was highly positive for sales of **Campari** which went up by 10.6% at constant exchange rates (9.7% at actual rates).

Growth was due to a good performance in the three main markets of Italy, Germany and Brazil, and in other important European markets such as France and Greece.

Note that in the second half of 2007, some markets will be hit by an unfavourable comparison with sales in the same period of 2006, which were particularly high as distributors rebuilt their stocks following the introduction of new packaging.

The **SKYY** brand (SKYY Vodka and flavoured lines) generated first-half sales growth of 13.3% at constant exchange rates.

At actual exchange rates, growth was 5.4% due to the combined effect of the high concentration of sales in the US and the negative effect of US dollar depreciation.

Sales of the SKYY brand are still growing strongly both in the US and in other countries: sales were particularly positive in the three main export markets of Italy, Germany and Canada, where the Group has successfully stepped up its marketing activities.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, rose by 2.6% in the first half.

In the second quarter, which was particularly positive, with a much better performance than in the first quarter, a new and original press and billboard advertising campaign was launched.

Sales of **Aperol** jumped by 23.7% in the first half of the year.

The brand continues to register an exceptional growth trend, due partly to the expansion of distribution to new, high-potential European markets, and partly to continuing double-digit growth on the Italian market, which still accounts for almost 90% of the brand's sales.

The first half of 2006 was also an especially strong one for sales of **Aperol Soda,** a product sold exclusively on the Italian market.

Sales of the Brazilian brands went up by 9.2% at constant exchange rates (8.1% at actual rates).

Dreher aguardiente in particular posted an excellent result in the first half, and its short-term prospects look very good.

Sales of **Glen Grant** and **Old Smuggler** Scotch whiskies for the period 1 January to 15 March 2007 were recorded under external growth, so first-half organic growth in fact relates only to the second quarter.

Taking this into account, the two brands posted excellent organic growth of more than 50%, although it should be noted that their performances benefited from the fact that sales in the second quarter of last year were hit by high stock levels at the time of the acquisition, introduced onto the market by the brand's previous owner.

Sales of **Ouzo 12** went up by 1.1%, thanks to good results from the brand in Germany and other international markets, which contrast with a poor performance in its domestic market of Greece.

First-half sales of **Cynar** rose by 4.8% at constant exchange rates, and 3.8% at actual rates.

Looking at its three main markets, sales rose in Brazil and Switzerland and fell in Italy.

Sales of **Campari Mixx**, distributed only on the Italian market, fell slightly, by 4.9%, in the first half of 2007.

Now that the sharp decline in the ready-to-drink market seen in the past few years has come to an end, this brand is expected to carve out a healthy niche in the market, with lower sales volumes but good profitability.

As for the Group's other spirit brands, sales rose for Zedda Piras (Mirto di Sardegna) and fell for Biancosarti.

First-half sales of the main **third-party brands** distributed by the Group were as follows:

- Jack Daniel's, mostly distributed on the Italian market, performed very well (+12.4%);
- sales of Jägermeister, again on the Italian market, were up 2.4%;
- Scotch whisky sales fell by 16.8% at constant exchange rates (–22.4% at actual exchange rates), with the decline largely attributable to Cutty Sark in the US;
- sales of **1800 Tequila** rose by 10.9% in local currency in the United States (+2.6% at actual exchange rates);
- C&C brands, distributed mainly in the US, put in a flat performance of +0.4% at constant exchange rates (–6.7% at actual exchange rates);
- Suntory brands, also mainly sold in the US, posted sales growth of 11.7% (+3.8% at actual exchange rates).

Wines

The first half of 2007 was extremely positive for the Campari Group's wines business, with sales rising 19.7% year-on-year to € 56.9 million.

There was no change in the basis of consolidation during the period, and exchange rates had a negative impact of only 0.5%; as a result, organic growth stood at 20.2%.

Although almost all the Group's brands increased their sales, the excellent performance posted by the wines business was due chiefly to strong growth by the Cinzano brand.

Sales of **Cinzano vermouth** shot up by 43.2% year on year (42.2% at actual exchange rates). The expansion of distribution and the major promotional and advertising investments made in previous years are generating the expected results, and consumption of the brand has risen on all the main markets, including Russia, Germany, Italy and Spain.

Note that in Russia, which registered the biggest rise in sales, the first-half performance was due partly to severe delivery delays at the start of last year following changes in the law.

Sales of **Cinzano sparkling wines** also posted solid double-digit growth (25.3% at constant exchange rates and 24.8% at actual exchange rates), thanks to the good results achieved on the two main markets, Germany and Italy.

The repositioning of the brand in Germany is bearing fruit, and the double-digit growth was registered in an important period for sparkling wines.

Sales growth was just as good in Italy, but in this case the results for the first few months of the year are less meaningful due to these products' highly seasonal nature.

Sella & Mosca wines posted first-half growth of 4.6% (at both constant exchange rates and actual exchange rates), following a positive performance on international markets such as the US and Germany.

It was a good first half for **Mondoro** and **Riccadonna** too, which posted excellent performances in their respective core markets of Russia and Australia, and for **Cantina Serafino** wines in Italy.

Teruzzi & Puthod wines saw their sales fall year-on-year, as a reorganisation of some distributors of these products on the international markets is still under way.

Soft drinks

Soft drinks recorded sales of € 57.4 million in the first half of 2007.

This was an increase of 5.3% on the same period of last year on a same-structure basis, and a decline of 20.2% taking into account the negative effect of the end of distribution of the third-party brand Lipton Ice Tea.

Sales of all brands in this business area were positive.

A particularly good result (5.5%) came from **Crodino**, which continues to register positive growth on the Italian market.

Sales of **Lemonsoda, Oransoda and Pelmosoda** went up by 8.2%, thanks partly to better weather than last year.

This factor also contributed to the growth posted by **Crodo** mineral waters.

Other sales

In the first half of 2007, other sales (which include co-packing revenues and sales of raw materials and semi-finished goods to third parties) grew by 47.2% to € 7.6 million.

The increase was almost entirely due to sales of malt distillate produced and sold by Glen Grant Distillery Company Ltd. to the Pernod Ricard group based on the agreements signed at the time of the Glen Grant acquisition.

Note that, as regards these sales, only the growth registered in the second quarter of 2007 is included in the calculation of organic growth, since sales in the period from 1 January to 15 March 2007, the date on which the Glen Grant acquisition was concluded, are recorded as external growth.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In the second quarter, the Campari Group confirmed the positive growth trend recorded in the first quarter. EBIT went up by 6.1% in the first six months compared with the same period of last year.

	First half 2007		First half 2006		Change
	€ million	%	€ million	%	%
Net sales	**440.6**	**100.0%**	**417.8**	**100.0%**	**5.4%**
Cost of goods sold	(185.0)	-42.0%	(181.6)	-43.5%	1.9%
Gross profit	**255.6**	**58.0%**	**236.3**	**56.5%**	**8.2%**
Advertising and promotional costs	(79.8)	-18.1%	(70.9)	-17.0%	12.6%
Sales and distribution costs	(52.1)	-11.8%	(50.0)	-12.0%	4.1%
Trading profit	**123.7**	**28.1%**	**115.3**	**27.6%**	**7.2%**
General and administrative expenses and other operating expenses and income	(31.0)	-7.0%	(29.4)	-7.0%	5.5%
EBIT before one-offs	**92.7**	**21.0%**	**86.0**	**20.6%**	**7.9%**
Other one-offs: income and charges	(1.6)	-0.4%	(0.1)	0.0%	2037.9%
EBIT	**91.1**	**20.7%**	**85.9**	**20.6%**	**6.1%**
Net financial income (charges)	(8.5)	-1.9%	(5.5)	-1.3%	55.7%
Profit (loss) of companies valued at equity	0.1	0.0%	(0.0)	0.0%	-700.9%
Profit before tax	**82.7**	**18.8%**	**80.4**	**19.2%**	**2.8%**
Tax	(25.7)	-5.8%	(22.5)	-5.4%	14.2%
Net profit	**57.0**	**12.9%**	**57.9**	**13.9%**	**-1.6%**
Minority interests	(0.0)	0.0%	(2.3)	-0.6%	-97.9%
Group net profit	**56.9**	**12.9%**	**55.5**	**13.3%**	**2.5%**
Total depreciation and amortisation	(9.7)	-2.2%	(9.3)	-2.2%	3.8%
EBITDA	**100.8**	**22.9%**	**95.2**	**22.8%**	**5.9%**
EBITDA before one-offs	**102.4**	**23.2%**	**95.3**	**22.8%**	**7.5%**

Net sales in the first half stood at € 440.6 million.

As stated earlier, the total rise of 5.4% was the result of solid organic growth of 10.7%, partially offset by negative external growth and exchange rate effects, which had an impact of 2.9% and 2.3% respectively.

The **cost of goods sold** went up by only 1.9%, and fell as a proportion of sales by 1.5 percentage points, from 43.5% in the first half of last year to 42.0% in the same period of 2007.

This performance was largely due to a change in the sales mix in the two periods under comparison, most notably as a result of the termination of distribution of Lipton Ice Tea, a brand accounting for a higher proportion of the cost of goods sold than the Group average.

Stripping out this effect, the cost of goods sold in the first half was 0.6 percentage points higher than last year as a proportion of sales, owing partly to a sharp rise in the price of some raw materials including glass and alcohol.

It should be noted that the impact on costs of the recently-announced closure of the Sulmona plant will not be seen until the end of 2007.

Advertising and promotional costs stood at 18.1% of sales, an increase of 1.1 percentage points on the 17.0% figure posted in 2006.

Most of the increase (0.8 points) was due to the change in the basis of consolidation following the loss of Lipton Ice Tea, while the remaining 0.3 percentage points were due to increased advertising spending on the Group's brands.

In 2006, the high promotional expenditure on Lipton Ice Tea was almost completely offset by trade allowances received from Unilever, the brand's owner; as a result, the net impact of these costs on the Group's profit and loss account was minimal, thus limiting advertising and promotional costs as a percentage of sales.

Stripping out sales and advertising and promotional costs relating to Lipton Ice Tea, advertising as a percentage of sales in 2006 would have been higher than the 17.5% recorded, at 18.1%.

Sales and distribution costs fell slightly as a proportion of sales, from 12% in the first half of 2006 to 11.8% in 2007.

Sales and marketing costs are partly fixed, so their percentage weighting tends not to rise as rapidly as the sales figure.

Note however that in 2006 the Group began increasing its sales and marketing expenditure in the main international markets (especially the US), a process which is still ongoing, and this has partly offset the general trend.

Trading profit for the first half of 2007 was € 123.7 million, a 7.2% advance on the same period of last year, attributable to:

- organic growth of 7.9%;
- external growth of 1.5%;
- a negative exchange rate effect of 2.2%.

Note that the change in the basis of consolidation had significantly different effects on sales and on profitability.

The net effect on sales of the change in the basis of consolidation was negative (–2.9%) since the impact of the loss of Lipton Ice Tea was greater than the contribution from Glen Grant and other brands that generated external growth.

On the other hand, the new brands' earnings more than offset the profitability lost from the termination of distribution of Lipton Ice Tea (a low-margin brand), and thus, the net impact of external growth on the Group's trading profit was positive, at 1.5%.

General and administrative expenses and other operating income and charges went up by 5.5% versus the first half of 2006, but remained unchanged as a proportion of sales, at 7.0%.

It should be noted that in the first half of this year the Group incurred higher expenses for newly allocated stock options than it did in the same period of 2006, and these accounted for 1.6% of the increase.

EBIT before one-offs was € 92.7 million in the first half of 2007, an increase of 7.9% compared to the same period last year.

One-offs showed net charges of € 1.6 million during the first half, compared with net charges of € 0.1 million in the same period of last year.

In 2007 this item included charges relating to changes in the Group's management, and capital gains on the sale of real estate.

EBIT stood at € 91.1 million, an increase of 6.1% on the same period of 2006, while the EBIT margin was 20.7%.

Total **depreciation and amortisation** charges recorded in the period were € 9.7 million, an increase of 3.8% on the figure of € 9.3 million posted last year.

As a result, **EBITDA before one-offs** increased by 7.5% to € 102.4 million, while **EBITDA** rose 5.9% to € 100.8 million.

Net financial income and charges showed net charges of € 8.5 million in the first half of the year, up from € 5.5 million in the same period of 2006.

The figures include exchange rate differences which were positive in both periods, at € 0.1 million in the first half of 2007 and € 0.7 million in the first six months of 2006.

Net interest charges in the period were € 8.6 million, versus € 6.2 million in the first half of 2006. The increase was due both to higher interest rates in the major currencies and to a rise in average debt in the first half of this year following the acquisition of Glen Grant and the minority shares in Skyy Spirits, LLC.

However, the depreciation of the US dollar against the euro cushioned the negative impact to some extent by reducing financial charges for the portion of debt denominated in the US currency.

The Group's share of **profits or losses of companies valued at equity** showed a positive figure of € 0.1 million, in line with the result posted last year.

The companies accounted for by the equity method are trading joint ventures that distribute products made by the Group and its partners in major European markets.

Profit before tax and minority interests grew 2.8% compared to the same period last year, to € 82.7 million.

Tax for the period stood at € 25.7 million, an increase on last year both in absolute terms and as a percentage of pre-tax profit.

The reasons for the rise in tax include:

- a higher tax rate for the Group's Italian companies due to new laws on the non-deductibility of charges;
- an increase in the percentage weighting of US-generated profits pertaining to the Group, which carry a higher tax rate than the Group average, together with the cancellation of minorities' portion of Skyy Spirits, LLC's earnings, which are affected by the local system of tax transparency;
- higher current tax in Brazil.

As a direct result of the larger tax burden **net profit** fell by 1.6% year-on-year to € 57.0 million.

Following the acquisition of the remaining stake in Skyy Spirits, LLC at the end of 2006, **minority interests** in the Group's profit and loss account were negligible: in the first half of 2007, the figure was less than € 0.1 million, compared with € 2.3 million for the first half of last year.

As a result, **Group net profit** in the first half of 2007, which benefited from the 100% consolidation of Skyy Spirits, LLC's profit, came in at € 56.9 million, a 2.5% rise on the same period of last year.

PROFITABILITY BY BUSINESS AREA

IAS 14 states that financial information should be provided in relation to both business area and region, and that companies must determine which of these is the primary reportable segment, and therefore subject to greater disclosure.

The Campari Group's primary reportable segment is business area, where its results are broken down into spirits, wines, soft drinks and other sales.

An analysis of the financial results for each of these four business areas is therefore given.

Trading profit is considered the best measure of the performance of individual areas, as it shows the profitability generated by the revenues and costs that is almost entirely directly attributable to individual brands.

In the first half of 2007 consolidated trading profit was € 123.7 million, an increase of 7.2% compared to the same period last year.

The table below shows a breakdown of trading profit for each business area.

	First half 2007		First half 2006		2007 / 2006
	€ million	% of total	€ million	% of total	% change
Spirits	97.7	79.0%	94.1	81.6%	3.8%
Wines	5.9	4.7%	4.3	3.8%	34.9%
Soft drinks	18.9	15.3%	15.7	13.6%	20.5%
Other	1.3	1.0%	1.2	1.1%	4.3%
Trading profit - all segments	**123.7**	**100.0%**	**115.3**	**100.0%**	**7.2%**

Spirits are the Group's most important business by both sales (72.3% of the total) and profit (79.0%).

Spirits also generate the highest margins (30.7%) of the Group's four business areas.

However, the two businesses that showed the highest year-on-year growth rates were wines and soft drinks, as shown in the tables below.

Spirits

Spirits generated a trading profit of € 97.7 million in the first half of 2007 (30.7% of net sales), an increase of 3.8% compared to the first half of last year.

	First half 2007		First half 2006		
	€ million	% of sales	€ million	% of sales	% change
Net sales	318.7	100.0%	293.2	100.0%	8.7%
Gross profit	196.5	61.7%	180.7	61.6%	8.8%
Trading profit	97.7	30.7%	94.1	32.1%	3.8%

Sales growth in the period was extremely positive, at 8.7% (10.2% considering constant exchange rates and the same basis of consolidation).

This increase was reflected in gross profit, which in turn went up by 8.8% (10.2% organic growth).

A good performance from the higher-margin brands Campari, SKYY Vodka and Aperol offset the rise in raw material costs during the period.

The smaller increase in trading profit (3.8% overall, with organic growth at 4.9%) was due to a rise in advertising and promotional costs during the period, including the costs of a new international advertising campaign for the Campari brand, which will also be used in the second half of the year.

Wines

Wines delivered a trading profit of € 5.9 million in the first half of 2007 (10.3% of sales), an increase of 34.9% on last year.

	First half 2007		First half 2006		
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	56.9	100,0%	47.5	100,0%	19.7%
Gross profit	25.4	44,7%	22.3	46,9%	14.2%
Trading profit	5.9	10,3%	4.3	9,1%	34.9%

All the main brands sold very well in the period, especially Cinzano vermouth and sparkling wines.

The growth in the gross margin was more limited, however, at 14.2%, since it was affected by a higher cost of goods sold due to both a rise in the cost of glass and an unfavourable sales mix.

Advertising and promotional costs during the period were in line with last year in absolute terms, and so were much lower as a percentage of sales, which had a strongly positive effect on trading profit.

There were no changes in the basis of consolidation during the first half, and the negative impact of exchange rates on profitability in this business was negligible.

Soft drinks

Trading profit for the soft drinks business came out at € 18.9 million (32.9% of sales), a rise of 20.5% compared to the first half of last year.

	First half 2007		First half 2006		
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	57.4	100.0%	71.9	100.0%	-20.2%
Gross profit	32.3	56.2%	31.8	44.2%	1.4%
Trading profit	18.9	32.9%	15.7	21.8%	20.5%

The performance of this business area was heavily affected by the termination of distribution of the third-party brand Lipton Ice Tea, which led to a 20.2% drop in sales; stripping out this effect, however, sales went up by 5.3%.

The change in the basis of consolidation had a positive effect on gross profit in the first half of 2007, since Lipton Ice Tea's cost of goods sold was significantly higher than the average figure for this business area.

As a result, gross profit went up slightly, by 1.40%, while as a percentage of sales it jumped sharply, from 44.2% last year to 56.2%.

The strong growth of 20.5% in trading profit was due to lower advertising expenditure.

Whereas the Crodino brand is still being heavily advertised, spending on the promotion of fizzy drinks has been reduced.

Other sales

The "other sales" segment, which includes co-packing and sales of raw materials and semi-finished goods to third parties, registered sales of € 1.3 million in the first half, an increase of 4.3%.

The strong growth followed the recent acquisition of Glen Grant, and was entirely due to the sale to third parties of malt distillate produced by Glen Grant Distillery Company Ltd.

Profitability went up, but was hit by a decline in co-packing during the period.

	First half 2007		First half 2006		
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	7.6	100.0%	5.1	100.0%	47.2%
Gross profit	1.4	18.5%	1.5	29.0%	-6.2%
Trading profit	1.3	17.1%	1.2	24.2%	4.3%

FINANCIAL SITUATION

Cash flow statement

The table below shows a simplified and reclassified cash flow statement (see the section containing the financial statements for the full cash flow statement).

The main reclassification is the exclusion of cash flows relating to changes in short-term and long-term debt, and in investments in marketable securities: as a result, the total cash flow used (or generated) in the first six months of the year coincides with the change in net debt between 1 January and 30 June.

In the first half of 2007, the Group generated net cash flow of € 51.5 million, a very positive result compared to the same period of last year, when the figure was negative (€ -108.1 million), although this was entirely due to the acquisition of Glen Grant, Old Smuggler and Braemar for € 128.9 million.

Cash generation during the period also benefited from a considerable improvement in free cash flow, which more than doubled versus the first half of 2006.

	First half 2007 € million	First half 2006 € million
Net profit	56.9	55.5
Depreciation and amortisation and changes in non-cash items	12.0	10.2
Changes in tax payables and receivables and in non-financial assets and liabilities	16.2	2.1
Cash flow from operating activities before changes in working capital	**85.1**	**67.8**
Changes in operating working capital	(14.3)	(27.3)
Cash flow from operating activities	**70.8**	**40.5**
Cash flow used for investment	**(6.8)**	**(9.5)**
Free cash flow	**64.0**	**30.9**
Acquisitions	(1.2)	(128.9)
Other changes	8.2	(0.1)
Dividend paid out by the Parent Company	(29.0)	(28.1)
Total cash flow from other activities	**(22.1)**	**(157.1)**
Exchange rate differences and other changes	9.5	18.1
Total net cash flow for the period = change in net debt	**51.5**	**(108.1)**
Net debt at the start of the period	(379.5)	(371.4)
Net debt at the end of the period	(328.0)	(479.5)

Notably, free cash flow for the first half of 2007 was € 64.0 million; € 70.8 million was generated by operating activities, of which € 6.8 million was used for investment (net of the proceeds of disposals).

Compared with the first half of last year (when free cash flow was € 30.9 million), there was also a positive change in tax payables and receivables and in non-financial assets and liabilities, and a smaller increase in operating working capital.

In the first half of 2007, industrial investments totalled € 13.2 million, up from € 10.0 million in the same period of 2006; in addition, sales of fixed assets were higher, at € 6.4 million versus € 0.4 million in 2006.

Regarding investments, the most significant amounts relate to the new site at Sesto San Giovanni (€ 5.6 million), to work carried out at the Novi Ligure and Crodo plants, to which the production currently carried out at Sulmona will be transferred, and to the completion of the vineyard plan for Sella & Mosca S.p.A.

The proceeds from disposals refer to the sale of a building in Brazil and of part of the premises at the disused plant at Termoli.

As for other cash flows, in addition to the € 29.0 million dividend payout and the € 8.2 million net proceeds from the sale of own shares, during the period the Group was able to complete the acquisition of Glen Grant, Old Smuggler and Braemar, which took place last year, with the finalisation of the purchase of the Old Smuggler brand for Argentina, for € 1.2 million.

Exchange rate differences and other minor changes had a positive impact of € 9.5 million.

Breakdown of net debt

Net debt at 30 June 2007 was € 328.0 million, which was a reduction on the € 379.5 million at 31 December 2006.

The main items generating the € 51.5 million reduction in net debt are referred to above in the section on the cash flow statement.

The table below highlights the structure of debt at the beginning and end of the period.

	30 June 2007 € million	31 December 2006 € million
Cash, bank and securities	187.7	240.3
Payables to banks	(113.0)	(209.3)
Real estate lease payables	(3.1)	(3.1)
Private placement and bond issue	(17.8)	(17.7)
Other financial payables	–	0.3
Short-term financial position	**53.8**	**10.4**
Payables to banks	(1.1)	(1.2)
Real estate lease payables	(14.4)	(16.0)
Private placement and bond	(364.2)	(370.6)
Other financial payables	(2.1)	(2.2)
Medium / long-term debt	**(381.8)**	**(390.0)**
Net debt	(328.0)	(379.5)

In particular, cash flow generated during the period improved the short-term financial position from € 10.4 million at 31 December 2006 to € 53.8 million at 30 June 2007.

The medium / long-term financial position was broadly unchanged over the period, at € 381.8 million versus € 390.0 million; the item largely relates to a bond issue and private placement. The € 8.2 million reduction in medium / long-term debt was largely due to both the change in fair value and the exchange rate effect, which at 30 June 2007 reduced the value of the private placement, issued in US dollars.

Group balance sheet

At 30 June 2007, the Group had invested capital of € 1,171.4 million, a very slight change versus 31 December 2006.

However, there was a change in the composition of the item and the sources of financing.

	30 June 2007 € million	31 December 2006 € million
Fixed assets	986.8	990.3
Other non-current assets and liabilities	(52.9)	(56.3)
Operating working capital	281.6	265.1
Other current assets and liabilities	(44.1)	(21.8)
Total invested capital	**1,171.4**	**1,177.3**
Shareholders' equity	843.4	797.8
Net debt	328.0	379.5
Total financing sources	**1,171.4**	**1,177.3**

The change in the composition of invested capital relates to the € 16.5 million increase in operating working capital, which was largely offset by the net increase of € 22.3 million in net debt registered under "other current assets and liabilities".

The increase in operating working capital was entirely natural in view of the positive business trend and seasonal factors.

The increase in current liabilities related to tax and excise duty, partly because of seasonal factors and partly owing to the positive trend in the spirits business.

The Group's financial structure improved, with an increase (€ 45.6 million) in shareholders' equity to € 843.4 million and a decrease (€ 51.5 million) in net debt to € 328.0 million.

This meant that the debt to equity ratio fell from 47.6% at 31 December 2006 to 38.9% at 30 June 2007.

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

Reorganisation of the Group's Italian wine companies

An extensive reorganisation of the Group's Italian wine companies is planned for the second half of the year, including the merger of Teruzzi & Puthod S.r.l. and Giannina S.r.l. into Sella & Mosca S.p.A. and the transfer of the Enrico Serafino wines business of the Parent Company Davide Campari-Milano S.p.A. into Sella & Mosca S.p.A.

These transactions, once complete, will further strengthen and rationalise the Group's wine business unit, which began operating on 1 January 2007.

On 11 July 2007, the relevant Boards of Directors approved the merger proposals and the transfer of the Enrico Serafino business activities.

Acquisition of X-Rated

On 1 August 2007 the Campari Group completed the acquisition of X-Rated, which includes: the super premium brand X-Rated Fusion Liqueur, the very high-end Jean-Marc XO vodka, and the ultra premium X-Rated vodka brand.

The cost of the transaction, which was announced on 19 July, was US$ 40 million (€ 29 million at the exchange rate in force at the time of the transaction); in addition, the agreement provides for a price adjustment to be paid over the next three years, based on the increase in volumes over the same period.

The transaction cost equates to a multiple of 9x the estimated contribution margin.

X-Rated Fusion Liqueur was launched in the US in 2004 by Jean-Marc Daucourt, the creator of multi-award winning spirits, and Todd Martin, the former Chairman of Allied Domecq North America, who are the main shareholders of X-Rated.

The three brands, which have delivered exponential growth since being launched, are currently distributed in the US by high-end spirits importer Daucourt Martin Imports, LLC.

X-Rated Fusion Liqueur is a unique product, bright pink in colour and marketed with a highly innovative approach. It is an exotic mix of French ultra premium vodka and blood oranges from Provence, plus mango and passion fruit; it is especially popular with women, and mostly used in cocktails.

"*Drink Pink*", the innovative marketing campaign for X-Rated Fusion Liqueur, has made this product one of the fastest growing in the sector, and in 2006, X-Rated was named "Best New Spirit" by Market Watch.

The high-end product Jean-Marc XO vodka is artisan made, obtained from four different types of French wheat and distilled nine times; it has won several awards and is the only vodka to have received the prestigious "International Five Star Diamond Award" from the American Academy of Hospitality Science.

Jean-Marc XO represents an opportunity for the Campari Group to further strengthen its position in the high-end vodka segment, which is the fastest growing in the US vodka market.

The ultra premium X-Rated vodka, the 2006 winner of the "Double Gold" prize, is a limited edition import from France, made from delicate French wheat and pink peppercorns.

Thanks to this acquisition, which came shortly after the purchase of Cabo Wabo Tequila, the Campari Group has further enhanced its range of super premium and ultra premium spirits, and strengthened its position in the US, a key market in the Group's international expansion strategy.

Termination of distribution agreement for 1800 Tequila and Gran Centenario

On 11 September 2007, the Campari Group announced that its distribution of the 1800 Tequila and Gran Centenario brands under licence in the US would end on 31 December.

From January 2008, the owner of the two tequila brands, the José Cuervo group, will manage them directly in the US market, via a wholly-owned subsidiary.

OUTLOOK

The overall performance of the Campari Group in the first half of the year was extremely positive in terms of both sales and profitability, which were supported by sound organic growth.

For the second half of the year, it is reasonable to assume that sales and results will continue to be positive, although certain contingent factors are likely to mean lower growth rates than in the first half.

These factors include:

- the unfavourable comparison with the excellent second half of 2006 as regards sales of major brands (Campari, and to a lesser extent, SKYY Vodka);
- the bigger impact of higher prices of certain raw materials;
- a greater proportion of investment being spent on communications;
- the possibility that the elasticity of sales to price changes might be greater than envisaged in markets in which it is considered appropriate to reposition certain brands.

Mitigating these risks, however, are the encouraging consumption trend in the main markets, the buoyancy of key markets, the positive effects on margins of the above-mentioned price increases, and the growth opportunities brought by the recent acquisitions, which give rise to a cautious optimism on short- and medium-term results.

INVESTOR INFORMATION

The first half of 2007 was favourable for most equity markets, with the continuation of the positive trend in place for over four years.

Europe continued on a solid growth path, with the MSCI Europe growing by 8.0%.

This performance was attributable to the positive economic trend, which contributed to the upswing in the equity markets.

The Italian market substantially underperformed this index, with the Mibtel adding only 3.1%.

The market was hit by its high exposure to the financial sector, as the difficulties linked to monetary policy tightening by the ECB, which raised interest rates to 4% in two moves (from 3.5% at the start of 2007), were compounded by the lacklustre housing sector.

The US equity market continued to benefit from an upbeat trend in corporate earnings: despite fears of a sharp economic slowdown, quarterly earnings showed solid growth.

However, concerns over the housing market and the potentially negative long-term impact of interest rate rises impacted on market performance.

In the first half of 2007, Campari shares, which are listed on the blue chips segment of the Italian stock market, advanced by 3.1% in absolute terms over the period compared with the closing price at 29 December 2006.

With respect to the main Italian market and sector indices, Campari shares performed broadly in line with the Mibtel, and outperformed the S&P/MIB by 1.9%, while it underperformed the Midex by 1.4% and the FTSEurofirst Beverages index by 7.0%.

The minimum and maximum closing prices over the period of € 7.40 and € 8.14 were recorded on 17 April and 26 January respectively.

An average of 739,000 shares were traded daily in the first half of 2007, with an average daily value of € 5.7 million.

At 29 June 2007, Campari's market capitalisation was € 2,251 million.

Performance of the Campari share price and the Mibtel and FTSEurofirst Beverages indices since 1 January 2007


9.0
8.5
8.0
7.5
7.5
6.5
6.0
Price (EUR)
4,500
4,000
3,500
3,00
2,500
2,000
1,500
1,000
500
Trading volume (shares, 000)
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Campari (trading volume)
Campari (share price)
Mibtel (relative)
FTSEurofirst Beverages (relative)

Revised shareholder base

At 30 June 2007, the main shareholders were:

Shareholder [1]	No. of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	21,857,798	7.527%
Janus Capital Management	10,551,136	3.633%
Lazard Asset Management	6,036,870	2.079%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

Please note that following notifications received after the end of the period, Lazard Asset Management was no longer a main shareholder on the date this report was approved.

Stock information

On 24 April 2007 the shareholders' meeting approved the full-year results for 2006 and the distribution of a dividend of € 0.10 per share (not applicable to own shares), unchanged from the previous year.
The ex-date (coupon no. 3) was 30 April 2007, and the dividend was paid from 4 May 2007.

Stock information [1]		First half 2007	2006	2005	2004	2003	2002	2001
Reference share price								
Price at end of period	€	7.75	7.52	6.24	4.73	3.85	3.00	2.64
Maximum price	€	8.14	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	7.40	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	7.69	7.32	5.74	4.04	3.30	3.16	2.72
Capitalisation and volume:								
Average daily trading volume [2]	no. of shares	738,671	594,348	487,006	429,160	378,940	530,930	723,750
Average daily trading value [2]	€ million	5.7	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation [2] at end of period	€ million	2,251	2,183	1,812	1,372	1,117	871	766

(1) Ten-for-one share split effective as of 9 May 2005.
(2) Initial public offering on 6 July 2001 at the price of €3.10 per share; average daily volumes after the first week of trading were 422,600 shares in 2001 and the average daily value after the first week of trading was €1.145.000 in 2001.

CONSOLIDATED ACCOUNTS

FINANCIAL STATEMENTS

Consolidated profit and loss account (*)

	Note	30 June 2007 € / 000	30 June 2006 € / 000
Net sales		**440,581**	**417,820**
Cost of goods sold		(184.980)	(181,567)
Gross margin		**255,601**	**236,253**
Advertising and promotional costs		(79,835)	(70,898)
Sales and distribution costs		(52.064)	(50,013)
Trading profit		**123,702**	**115,342**
General and administrative expenses and other operating expenses		(32,585)	(29.444)
of which: one-offs	8	*(1,612)*	*(75)*
EBIT		**91,117**	**85,899**
Net financial income (charges)		(8,546)	(5,489)
Profit (loss) of companies valued at equity		94	(16)
Profit before tax		**82,665**	**80,394**
Tax	9	(25,684)	(22,498)
Net profit		**56,981**	**57,896**
Minority interests		(49)	(2,350)
Group net profit		**56,932**	**55,546**
Basic earnings per share (€)		0.20	0.20
Diluted earnings per share (€)		0.20	0.19

(*) Pursuant to Consob resolution 15519 of 27 July 2006, the effects of dealings with related parties on the consolidated profit and loss account are indicated in a table under Note 22.

Consolidated balance sheet (*)

	Note	30 June 2007 € / 000	30 June 2006 € / 000
ASSETS			
Non-current assets			
Net tangible fixed assets	10	146,916	146,284
Biological assets	11	15,530	15,008
Investment property		4,015	4,017
Goodwill and trademarks	12	813,893	816,391
Intangible assets with a finite life	13	4,120	4,116
Investments in affiliated companies and joint ventures		505	528
Deferred tax		17,763	18,495
Other non-current assets		8,463	7,719
		1,011,205	**1,012,558**
Current assets			
Inventories	14	180,372	169,872
Trade receivables		232,906	257,120
Short-term financial receivables		1,388	1,025
Cash, bank and securities	15	187,737	240,300
Other receivables		39,243	41,265
		641,646	**709,582**
Non-current assets held for sale	16	1,875	3,918
Total assets		**1,654,726**	**1,726,058**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital		29,040	29,040
Reserves		812,411	766,848
Parent company's portion of shareholders' equity	17	841,451	795,888
Minority interests		1,944	1,895
		843,395	**797,782**
Non-current liabilities			
Bonds	18	310,804	322,699
Other non-current financial liabilities	18	72,113	70,142
Staff severance fund and other pension funds		12,609	12,631
Reserve for risks and future liabilities	21	9,196	10,930
Deferred tax		56,223	56,066
		460,945	**472,468**
Current liabilities			
Payables to banks	18	113,002	209,273
Other financial payables	18	22,341	21,603
Payables to suppliers		131,691	161,907
Payables to tax authorities		35,707	26,699
Other current liabilities		47,645	36,326
		350,386	**455,808**
Total liabilities and shareholders' equity		**1,654,726**	**1,726,058**

(*) Pursuant to Consob resolution 15519 of 27 July 2006, the effects of dealings with related parties on the consolidated profit and loss account are indicated in a table under Note 22.

Consolidated cash flow statement

	Note	30 June 2007 € / 000	30 June 2006 € / 000
Cash flow generated from (used in) operating activities			
Group net profit		56,932	55,546
Adjustments to reconcile net profit and cash flow			
Depreciation and amortisation		9,693	9,338
Gains on sales of fixed assets		(1,394)	(450)
Fund provisions		1,468	555
Use of funds		(3,254)	(1,575)
Deferred tax		4,351	4,287
Valuation effects		(644)	158
Other items not resulting in cash flows		1,745	(2,135)
Changes in tax payables and receivables		3,820	8,978
Changes in operating working capital		(14,279)	(27,325)
Other changes in non-cash items		12,358	(6,891)
		70,796	**40,488**
Cash flow generated from (used in) investing activities			
Purchase of tangible and intangible fixed assets		(13,191)	(9,986)
Gains on sales of tangible fixed assets		6,407	438
Purchase of Glen Grant, Old Smuggler and Braemar		(1,210)	(128,904)
Other changes		17	(361)
		(7,977)	**(138,813)**
Cash flow generated from (used in) financing activities			
Repayment of medium / long-term financing		(1,519)	(1,678)
Net change in short-term bank debt		(96,272)	240,623
Change in other financial payables and receivables		(465)	(2,597)
Sale of own shares		10,462	-
Purchase of own shares		(2,284)	-
Net change in securities		1,001	882
Dividend paid by Parent Company	17	(29,040)	(28,136)
		(118,117)	**209,094**
Exchange rate differences			
Exchange rate differences on operating working capital		(2,222)	3,364
Other exchange rate differences		5,960	179
		3,738	**3,543**
Net increase (decrease) in cash and cash equivalents		**(51,560)**	**114,312**
Cash and cash equivalents at start of period	15	238,975	245,061
Cash and cash equivalents at end of period	15	187,415	359,373

Statement of changes in shareholders' equity

	Group shareholders' equity					Minority	Total
	Share capital € / 000	Legal reserve € / 000	Retained earnings € / 000	Other riserve € / 000	Total € / 000	interests € / 000	shareholders' equity € / 000
Balance at 1 January 2007	**29,040**	**5,808**	**765,360**	**(4,320)**	**795,888**	**1,895**	**797,782**
Dividend payout to Parent Company shareholders	–	–	(29,040)	–	(29,040)	–	(29,040)
Purchase of own shares	–	–	(2,284)	–	(2,284)	–	(2,284)
Sale / use of own shares	–	–	4,185	–	4,185	–	4,185
Capital gain on sale of own shares	–	–	6,277	–	6,277	–	6,277
Stock options	–	–	–	1,626	1,626	–	1,626
Conversion difference	–	–	–	5,826	5,826	–	5,826
Valuation of hedging instruments (cash flow hedge)	–	–	–	3,215	3,215	–	3,215
Tax effect on profit (loss) posted directly to shareholders' equity	–	–	(186)	(988)	(1,174)	–	(1,174)
First half profit	–	–	56,932	–	56,932	49	56,981
Balance at 30 June 2007	**29,040**	**5,808**	**801,244**	**5,359**	**841,451**	**1,944**	**843,395**

	Group shareholders' equity					Minority	Total
	Share capital € / 000	Legal reserve € / 000	Retained earnings € / 000	Other riserve € / 000	Total € / 000	interests € / 000	shareholders' equity € / 000
Balance at 1 January 2006	**29,040**	**5,808**	**644,275**	**14,442**	**693,565**	**2,215**	**695,780**
Dividend payout to Parent Company shareholders	–	–	(28,136)	–	(28,136)	–	(28,136)
Dividend payout to minorities	–	–	–	–	–	(2,158)	(2,158)
Stock options	–	–	–	526	526	–	526
Conversion difference	–	–	–	(95)	(95)	(216)	(311)
Net profit (loss) on cash flow hedge	–	–	–	1,490	1,490	–	1,490
First-half profit	–	–	55,546	–	55,546	2,350	57,896
Balance at 30 June 2006	**29,040**	**5,808**	**671,686**	**16,363**	**722,897**	**2,191**	**725,088**

Statement of total Group profits and losses

	30 June.2007 € / 000	30 June 2006 € / 000
Profits on valuations at fair value	3,215	1,942
Capital gain on sale of own shares	6,277	–
Tax effect on profits (losses) allocated directly to shareholders' equity	(1,174)	(452)
Conversion difference	5,826	(95)
Profits allocated directly to shareholders' equity	**14,144**	**1,395**
Net profit	56,932	55,546
Total profits reported by the Group for the year	**71,076**	**56,941**
Minorities' profits	49	2,350
Total profits reported for the period	**71,125**	**59,291**

Consolidated balance sheet in accordance with Consob resolution 15519 of 27 July 2006

	30 June 2007 €/000	*of which related parties (note 22)* €/000	31 December 2006 €/000	*of which related parties (note 22)* €/000
ASSETS				
Non-current assets				
Net tangible fixed assets	146,916		146,284	
Biological assets	15,530		15,008	
Intangible fixed assets	4,015		4,017	
Goodwill and trademarks	813,893		816,391	
Intangible assets with a finite life	4,120		4,116	
Investments in affiliated companies and joint ventures	505		528	
Deferred tax	17,763		18,495	
Other non-current assets	8,463		7,719	
	1,011,205		**1,012,558**	
Current assets				
Inventories	180,372		169,872	
Trade receivables	232,906	*6,076*	257,120	*6,279*
Short-term financial receivables	1,388		1,025	
Cash, banks and securities	187,737		240,300	
Other receivables	39,243	*2,642*	41,265	*2,462*
	641,646		**709,582**	
Non-current assets held for sale	1,875		3,918	
Total assets	**1,654,726**		**1,726,058**	
LIABILITIES AND SHAREHOLDERS' EQUITY				
Shareholders' equity				
Share capital	29,040		29,040	
Reserves	812,411		766,848	
Parent Company's portion of shareholders' equity	841,451		795,888	
Minorities' portion of shareholders' equity	1,944		1,895	
	843,395		**797,782**	
Non-current liabilities				
Bonds	310,804		322,699	
Other non-current financial liabilities	72,113		70,142	
Staff severance funds and other pension funds	12,609		12,631	
Reserve for risks and future liabilities	9,196		10,930	
Deferred tax	56,223		56,066	
	460,945		**472,468**	
Current liabilities				
Payables to banks	113,002		209,273	
Other financial payables	22,341		21,603	
Payables to suppliers	131,691	*1,740*	161,907	*957*
Payables to tax authorities	35,707		26,699	
Other current liabilities	47,645	*11,403*	36,326	*14*
	350,386		**455,808**	
Total liabilities and shareholders' equity	**1,654,726**		**1,726,058**	

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Filippo Turati 27, 20121 Milan, Italy.

The publication of this half-year report on the consolidated accounts at 30 June 2007 was authorised by the Board of Directors on 11 September 2007.

The accounts are presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

This report has been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

The term IFRS also includes the International Accounting Standards (IAS) still in force, as well as all interpretation documents of the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

This report was drafted in accordance with IAS 34 (Financial Reporting), using the same principles as those applied in the preparation of the consolidated financial statements for the year ending 31 December 2006.

For further information, please see the comments in section 3 - *Changes in accounting standards*.

The half-year report and consolidated financial statements for the period to 30 June 2007 have been prepared in accordance with Consob regulation 11971 of 14 May 1999 and subsequent amendments.

Consob recommendations issued in implementation of article 9 of Legislative Decree 38/2005 were also consulted.

Form and content

In accordance with the format selected by the Campari Group, the profit and loss account is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

We consider that this format will provide a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.

In the profit and loss account (classified by function), the EBIT line is shown before and after one-offs, such as capital gains / losses on the sale of shareholdings, restructuring costs and any other non-recurrent income / expenses.

The definition of "non-recurring" conforms to that set out in the Consob communication of 28 July 2006 (DEM/6064296).

In the first half of 2007, the Group did not carry out any atypical and/or unusual transactions, which are defined in the Consob communication as significant or substantial transactions that are atypical and/or unusual because the counterparties, the object of the transaction, the method used to determine the price, or the timing of the transaction (proximity to year end) could give rise to doubts over the accuracy or completeness of the information provided in the accounts, conflicts of interest, safeguarding of company assets and the protection of minority shareholders.

The cash flow statement was prepared using the indirect method.

With regard to the information required by IAS 14, the Group's primary reporting is by business segment and its secondary reporting by geographical area.

With reference to the requirements of Consob resolution 15519 of 27 July 2006:

- the profit and loss account and cash flow statement do not contain specific items relating to dealings with related parties as the amounts are immaterial; this method of presentation has not therefore distorted the financial and business position of the Group;
- in order to provide a clearer picture of the Group's asset position, a specific table has been prepared showing the Group's dealings with related parties, where these are significant.

Please refer to Note 22 for details on dealings with related parties.

Use of estimates

The preparation of the interim accounts requires the management to make estimates and assumptions that have an impact on the value of revenues, costs, assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.

If, in the future, these estimates and assumptions, based on the best valuation currently available, should differ from the actual circumstances, they will be amended accordingly at the time the circumstances change.

Specifically, estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions.

The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the profit and loss account.

Please also note that these valuation procedures, especially those relating to the more complex valuations, such as the determination of any impairment losses on non-current assets, are generally only made definitively at the time the annual report is prepared, when all the required information is available, except when there are indications of impairment requiring an immediate valuation of any losses in value.

Similarly, actuarial valuations required to determine employee benefit funds are normally obtained at the time the annual report is prepared.

In this regard, please note that the Campari Group has not yet identified the accounting effects of the changes made to the regulations on staff severance funds (TFR) by Law 296 of 27 December 2006 (the 2007 Budget) and subsequent Decrees and Regulations issued in early 2007.

Specifically, the Group has not yet made an accurate revaluation of the accrued fund to 31 December 2006, as the majority of employees only chose how their TFR funds should be invested late in the period under review.

Therefore, since the data are currently in the process of being updated, it is not possible at this time to obtain precise actuarial valuations.

However, we estimate that the outcome will not significantly affect the Group's results.

Basis of consolidation

No significant changes occurred in respect of the basis of consolidation in the first half of 2007.

New companies Campari Austria Gmbh and Campari (Beijing) Trading Co. Ltd. were created, but their operations in the first half of 2007 were not significant.

The table below lists the companies included in the basis of consolidation at 30 June 2007.

		Share capital at 30 June 2007		% owned by the Parent Company		
Name, activity	Location	Currency	Amount	Direct	Indirect	Direct Shareholder
PARENT COMPANY						
Davide Campari-Milano S.p.A., *holding* company and manufacturing company	Via Filippo Turati 27, Milan	€	29,040,000			
Fully consolidated companies						
Italy						
Campari Italia S.p.A., trading company	Via Filippo Turati 27, Milan	€	1,220,076	100.00		
Sella & Mosca S.p.A., maufacturing, trading and *holding* company	Località I Piani, Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.r.l., trading company	Località I Piani, Alghero	€	100,000		100.00	Sella & Mosca S.p.A.
Teruzzi & Puthod S.r.l., maufacturing, trading and *holding* company	Località Canale 19, San Gimignano	€	1,000,000		100.00	Sella & Mosca S.p.A.
Giannina S.r.l., maufacturing company	Località Canale 20, San Gimignano	€	20,000		100.00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., maufacturing, trading and *holding* company	Piazza Attilio Deffenu 9, Cagliari (operational headquarters in Alghero)	€	16,276,000	100.00		
Glen Grant S.r.l., trading company	Via Bonaventura Cavalieri 4, Milan	€	97,067,533	100.00		
Turati Ventisette S.r.l., manufacturing and trading company	Via Filippo Turati 27, Milan	€	10,000	100.00		
Europe						
Campari Deutschland GmbH, trading company	Bajuwarenring 1, Oberhaching	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, finance company	Avenue Emile Maxlaan 152-154, Bruxelles	€	246,926,407	61.00	39.00	Davide Campari-Milano S.p.A
Campari Teoranta, finance and services company	Merchants Hall, 25-26 Merchants Quay, Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France, manufacturing company	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company	7 Rue du Gabian, Monaco	€	100,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company	Lindenstrasse 8, Baar	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., manufacturing company	6 & E Street - A' Industrial Area - Volos	€	2,239,405		100.00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., *holding* company	Atrium, Strawinskylaan 3105, Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V., *holding* company	Atrium, Strawinskylaan 3105, Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A., trading company	6 & E Street - A' Industrial Area - Volos	€	8,884,200		100.00	O-Dodeca B.V.
O-Dodeca B.V., *holding* company	Atrium, Strawinskylaan 3105, Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA, services company	Rua Dos Murças 88, Funchal	€	5,000	100.00		
Société Civile du Domaine de Lamargue, manufacturing and trading company	Domaine de la Margue, Saint Gilles	€	4,793,183		100.00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., *dormant* company	Glen Grant Distillery, Rothes, Morayshire	GBP	10,820,000		100.00	DI.CI.E. Holding B.V

Name, activity	Location	Share capital at 30 June 2007 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct Shareholder
Glen Grant Distillery Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	14,800.000		100.00	DI.CI.E. Holding B.V.
Glen Grant Ltd., *holding* company	Glen Grant Distillery, Rothes, Morayshire	GBP	67.050.000		100.00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	6,850.000		100.00	DI.CI.E. Holding B.V.
Campari Austria GmbH, trading company	Schulhof 6, Wien	€	500.000		100.00	DI.CI.E. Holding B.V.
Americas						
Campari Argentina S.R.L., trading company	Bouchard 710, Buenos Aires	AR$	100.000		100.00	DI.CI.E. Holding B.V. (95%), Lacedaemon Holding B.V. (5%)
Campari do Brasil Ltda., manufacturing and trading company	Av. Juruá, 820, esquina com a Alameda Tocantins, Centro Industrial e Empresarial Alphaville	BRC	243.202.100	100.00		
Gregson's S.A., trademark holder	Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175.000		100.00	Campari do Brasil Ltda.
Redfire, Inc., *holding* company	One Beach Street - Suite 300 - San Francisco	US$	163.450.000	100.00		
Skyy Spirits, LLC, trading company	One Beach Street - Suite 300 - San Francisco	US$	15.348.729		100.00	Redfire, Inc.
Others						
Qingdao Sella & Mosca Winery Co. Ltd., manufacturing and trading company	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24.834.454		93.67	Sella & Mosca S.p.A.
Campari (Beijing) Trading Co. Ltd., trading company	Xingfu Dasha Building, block B, room 511, n. 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1.005.530		100.00	DI.CI.E. Holding B.V.

Other holdings

Name, activity	Location	Share capital at 30 June 2007 Currency	Amount	% owned by the Parent Company Indirect	Direct Shareholder	Valuation
Fior Brands Ltd., trading company	Springfield House, Laurelhill Business Park, Stirling	GBP	100	50.00	DI.CI.E. Holding B.V.	equity
International Marques V.o.f., trading company	Nieuwe Gracht 11, Haarlem,	€	210,000	33.33	DI.CI.E. Holding B.V.	equity
M.C.S. S.c.a.r.l., trading company	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	464,808	33.33	DI.CI.E. Holding B.V.	equity
SUMMA S.L., trading company	Alcobendas, Calle Cantabria no. 2, Planta 2, Officina B1, Edificio Amura, Alcobendas, Madrid	€	342,000	30.00	DI.CI.E. Holding B.V.	equity

Currency conversion criteria and exchange rates applied to the accounts

The exchange rates used for conversion transactions are shown below:

	30 June 2007		31 December 2006		30 June 2006	
	Average rate	Final rate	Average rate	Final rate	Average rate	Final rate
US dollar	1.3294	1.3505	1.2555	1.3170	1.2289	1.2713
Swiss franc	1.6319	1.6553	1.5731	1.6069	1.5612	1.5672
Brazilian real	2.7187	2.5972	2.7318	2.8133	2.6925	2.7575
Uruguayan peso	32.0484	32.2398	30.1323	32.1394	29.5389	30.2617
Chinese renminbi	1.2589	10.2816	10.0079	10.2793	9.8700	10.1648
UK pound	0.6747	0.6740	0.6818	0.6715	0.6870	0.6921

3. Changes in accounting standards

Accounting standards applicable from 1 January 2007

IFRIC 8 (Scope of IFRS 2) defines the applicability of IFRS 2 (Share-based Payments) to transactions in which an entity cannot specifically identify part or all of goods and services received.

This standard does not apply to the Campari Group.

On 3 March 2006, IFRIC issued interpretation document IFRIC 9 (Reassessment of Embedded Derivatives), which requires a company to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives when it first draws up the contract.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract.

This standard does not apply to the Campari Group.

IFRIC 10 (Interim Financial Reporting and Impairment) clarifies that impairment losses in respect of goodwill and certain financial assets must not be reversed in subsequent interim or annual reports.

This standard does not apply to the Campari Group.

New accounting principles

On 2 November 2006, IFRIC issued interpretation document IFRIC 11 (IFRS 2 - Share-based Payments).

This sets out the accounting treatment for transactions in which, in order to settle their share-based payment obligations, companies are required to buy their own shares, and for share-based payments by one group company (e.g. the parent company) to the employees of other group companies.

This principle takes effect from 1 January 2008.

On 30 November 2006, the IASB issued accounting principle IFRS 8 (Operating Segments), which will replace IAS 14 (Segment Reporting) on 1 January 2009.

IFRS 8 requires companies to provide segment reporting based on the factors used by management to make operating decisions.

This therefore requires the identification of operating segments whose results are reviewed regularly by management to make decisions about resources to be allocated to the segment and assess its performance.

As at the date of this report, the Campari Group is assessing the potential impact of adopting this principle.

On 29 March 2007, the IASB issued a revised version of IAS 23 (Financial Charges), which takes effect on 1 January 2009.

The new version of the principle removed the option whereby certain financial costs, incurred in respect of assets requiring a certain period of time to be ready for use or sale, could be posted immediately to the profit and loss account.

The principle will apply in advance to financial costs relating to capitalised assets from 1 January 2009.

On 5 July 2007, IFRIC issued IFRIC 14 as an interpretation of IAS 19 (Employee Benefits), which takes effect from 1 January 2008.

The interpretation provides general guidelines on how to determine the limit on a defined benefit asset as established by IAS 19 and explains the accounting effects of the clause on minimum funding requirements for the plan.

Lastly, note that the following interpretations setting out examples and case studies that are not relevant to the Campari Group have been issued:

- IFRIC 12 - Service Concession Arrangements (effective from 1 January 2008);
- IFRIC 13 - Customer Loyalty Programmes (effective from 1 January 2009).

4. Seasonal factors

Sales of some Campari Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.

In particular, soft drink consumption tends to increase during the hottest months of the year (May - September), and summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

For other products, such as sparkling wines, sales in some countries are concentrated in certain periods of the year, largely around Christmas.

While external factors do not affect sales of these products, the commercial risk is higher, since the full-year sales result is determined in just two months.

In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, help to reduce substantially any risks relating to seasonal factors.

5. Default risk: negative pledges and covenants on debt

The contracts relating to the bond issued by the Parent Company, the private placement and two committed credit lines negotiated by Redfire, Inc. include negative pledges and covenants.

In the first two cases, these contractual clauses are intended to limit the Group's options to grant significant rights to the Group's assets to third parties; in particular, the contracts establish specific restrictions on selling or pledging assets.

The covenants include the Group's obligation to respect certain financial indicators, the most significant of which relate to the ratio of net debt to particular measures of Group profitability.

If the Group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

These ratios are monitored by the Group at the end of each quarter and have so far been a long way off the thresholds that would constitute non-compliance.

6. Acquisitions

Cabo Wabo Tequila

For completeness of information, note that on 7 May 2007, the Campari Group signed an agreement with entrepreneur and rock star Sammy Hagar, to acquire an 80% stake in Cabo Wabo Tequila.

The deal was worth US$ 80 million.

The transaction, due to be completed in January 2008, will be paid for in cash.

7. Results by business area

The segment reporting tables for the primary segment structure are shown below.

The Group's primary reporting is by business segment.

A business segment is defined as a clearly identifiable part of the Group which provides a range of similar products and which is subject to risks and benefits that differ from those of the Group's other segments.

The segments in which the Group operates are the manufacture and sale of:

- spirits: alcohol-based beverages with alcohol content either below or above 15% by volume; drinks above 15% are defined by law as "spirit drinks"
- wines: both sparkling and still wines including aromatised wines such as vermouth
- soft drinks: non-alcoholic beverages
- other: sales related to the business of co-packing, raw materials and semi-finished products

First half 2007	Spirit € / 000	Wines € / 000	Soft drink s € / 000	Other sales € / 000	Total operations € / 000
Revenues (*)					
Net sales to third parties	318,700	56,910	57,410	7,561	440,581
Income and profits					
Income by segment	97,687	5,854	18,886	1,275	123,702
Unallocated expenses					(32,585)
Operating profit					91,117
Net financial income (charges)					(8,546)
Profit (loss) of companies valued at equity	63	22	9	–	94
Tax					(25,684)
Minority interests					(49)
Group net profit					56,932

(*) There were no inter-segment sales.

First half 2006	Spirit € / 000	Wines € / 000	Soft drink s € / 000	Other sales € / 000	Total operations € / 000
Revenues (*)					
Net sales to third parties	293,217	47,535	71,934	5,134	417,820
Income and profits					
Income by segment	94,090	4,338	15,674	1,240	115,342
Unallocated expenses					(29,443)
Operating profit					85,899
Net financial income (charges)					(5,489)
Profit (loss) of companies valued at equity	(11)	(4)	(2)	–	(16)
Tax					(22,498)
Minority interests					(2,350)
Group net profit					55,546

(*) There were no inter-segment sales.

PROFIT AND LOSS ACCOUNT

8. Other one-offs: income and charges

Pursuant to the Consob communication of 28 July 2006, note that EBIT for the first half of 2007 was influenced by net one-off charges of € 1,612 thousand, mainly due to charges relating to changes in the Group's management, and capital gains on the sale of real estate.

9. Tax

Details of current and deferred taxes posted to the Group's profit and loss account are as follows:

	First half 2007 € / 000	First half 2006 € / 000
Current income tax		
– tax for the current year	(21,425)	(18,265)
– tax relating to previous years	92	54
Deferred income tax		
– newly-reported and cancelled temporary differences	(4,351)	(4,287)
Income tax posted to the profit and loss account	**(25,684)**	**(22,498)**

In the first half of 2007, deferred tax expense included the impact of the deductibility of goodwill and trademark amortisation, which totalled € 5,476 thousand.

BALANCE SHEET

10. Net tangible fixed assets

Changes in this item are indicated in the table below.

	Land and buildings € / 000	Plant and machinery € / 000	Other € / 000	Total € / 000
Opening book value	127,623	195,343	28,503	351,468
Opening accumulated depreciation	(48,231)	(135,855)	(21,098)	(205,184)
Balance at 31 December 2006	**79,392**	**59,488**	**7,405**	**146,284**
Investments	6,588	3,017	1,712	11,318
Disposals	(2,899)	(4)	(68)	(2,971)
Depreciation and amortisation	(1,845)	(5,267)	(1,240)	(8,353)
Reclassifications	70	4	(112)	(38)
Reclassification under fixed assets in progress at year-end	5	85	(89)	–
Exchange rate differences and other changes	416	261	(2)	675
Balance at 30 June 2007	**81,727**	**57,584**	**7,606**	**146,916**
Closing book value	128,829	198,790	29,480	357,099
Closing accumulated depreciation	(47,102)	(141,206)	(21,874)	(210,182)

Investments in land and buildings in the first half, which totalled € 6,588 thousand, were mainly attributable to costs of € 5,609 thousand for the construction of the Group's new headquarters in Sesto San Giovanni.

Disposals in the period were mainly attributable to the sale of the Brazilian plant in Alphaville.

The increase in plant and machinery, of € 3,017 thousand, was due to investments in the non-returnable CampariSoda production line for the Novi Ligure plant and for other facilities at the Crodo and Canale factories.

11. Biological assets

Changes during the period are indicated in the table below.

	€ / 000
Opening book value	19,271
Opening accumulated amortisation	(4,263)
Balance at 31 December 2006	**15,008**
Investments	918
Depreciation and amortisation	(400)
Reclassifications	4
Balance at 30 June 2007	**15,530**
Closing book value	20,204
Closing accumulated amortisation	(4,674)

Investments for the period, of € 918 thousand, include the purchase of land in Piedmont totalling € 610 thousand, and costs relating to new vineyards of € 308 thousand.

12. Goodwill and trademarks

Changes during the period are indicated in the table below.

	Goodwill € / 000	Trademarks € / 000	Total € / 000
Opening book value	690,933	125,458	816,391
Opening impairment	-	-	-
Balance at 31 December 2006	**690,933**	**125,458**	**816,391**
Increases	-	1,210	1,210
Exchange rate differences and other changes	(3,708)	-	(3,708)
Balance at 30 June 2007	**687,225**	**126,668**	**813,893**
Closing book value	687,225	126,668	813,893
Closing impairment	-	-	-

The increase in the period relates to the completion of the acquisition of the Old Smuggler brand in Argentina, following approval from the local competition regulator, on 12 March 2007.

Exchange rate differences of € 3,708 thousand were due to the adjustment of goodwill for Skyy Spirits, LLC and Campari do Brasil Ltda to the exchange rates in force at the end of the period.

The following table shows a breakdown of goodwill and trademarks.

	30 June 2007		31 December 2006	
	Goodwill €/000	Trademarks €/000	Goodwill €/000	Trademarks €/000
ex Bols products	4,612	1,992	4,612	1,992
Ouzo 12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	69,649	–	64,298	–
Skyy Spirits, LLC	356,418	–	365,477	–
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	57,254	21	57,254	21
Barbero 1891 S.p.A.	137,859	–	137,859	–
Riccadonna	–	11,300	–	11,300
Glen Grant, Old Smuggler and Braemar	–	104,277	–	103,067
Other	–	877	–	877
	687,225	**126,668**	**690,933**	**125,458**

13. Intangible assets with a finite life

Changes during the period are indicated in the table below.

	Software €/000	Other €/000	Total €/000
Opening book value	7,422	13,097	20,519
Opening impairment	–	–	–
Opening accumulated amortisation	(5,081)	(11,322)	(16,403)
Balance at 31 December 2006	**2,341**	**1,775**	**4,116**
Investments	555	453	1,008
Decreases	–	(18)	(18)
Amortisation	(669)	(270)	(939)
Reclassifications of fixed assets in progress	4	(4)	0
Exchange rate differences and other changes	(36)	(11)	(47)
Balance at 30 June 2007	**2,195**	**1,925**	**4,120**
Closing book value	7,847	13,648	21,495
Closing impairment	–	–	–
Closing accumulated amortisation	(5,652)	(11,723)	(17,375)

Investments in software, totalling € 555 thousand, related to the SAP IT system for the development of modules for personnel management and the consolidation process.

14. Inventories

This item breaks down as follows:

	30 June 2007 €/000	31 December 2006 €/000
Raw materials, supplies and consumables	24,846	24,006
Work in progress and semi-finished products	68,193	66,129
Finished products and goods for resale	87,333	79,737
	180,372	**169,872**

The increase in the item compared to the end of the previous year was mainly due to seasonal factors and the plan to increase production, in view of the scheduled cessation of activity at the Sulmona plant.

Inventories are reported minus the relevant provisions for write-downs.
The changes are reported in the table below:

	€ / 000
Balance at 31 December 2006	**4,176**
Provisions	1,056
Amount used	(241)
Exchange rate differences and other changes	(17)
Balance at 30 June 2007	**4,974**

15. Cash, bank and securities

This item breaks down as follows:

	30 June 2007 € / 000	31 December 2006 € / 000
Bank current accounts and cash	39,013	103,386
Term deposits	148,402	135,590
Securities readily convertible to cash	–	–
Cash and cash equivalents	**187,415**	**238,975**
Other securities	322	1,325
Total cash, bank and securities	**187,737**	**240,300**

The "cash and cash equivalents" item consists of bank current accounts and other sight deposits held at leading banks that pay variable interest rates based on LIBOR for the currency and period concerned.

They also include securities that can be readily converted to cash consisting of short-term, highly liquid financial investments that can be quickly converted to known cash instruments, with an insignificant risk of change in value.

For information on the decrease in cash and cash equivalents, please see the cash flow statement.

16. Non-current assets held for sale

This item includes non-current real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

The decrease compared to the previous year, of € 2,043 thousand, is due to the sale of a part of the former Termoli plant.

17. Shareholders' equity

For information on the composition and changes in shareholders' equity for the periods under review, please refer to "changes in shareholders equity".

In particular, the increase in the Group's shareholders' equity of € 45,563 thousand at 30 June 2007 compared to the end of the previous year was mainly due to the net effect of the following:

- distribution of dividends, approved by the shareholders' meeting of the Parent Company on 24 April 2007, of € 29,040 thousand;
- sale on the market of 1,350,000 own shares (book value: € 4,185 thousand), resulting in a capital gain of € 6,277 thousand, which was allocated directly to shareholders' equity.
- acquisition of 302,000 own shares to service the stock option scheme, with a total value of € 2,284 thousand;
- increase in the stock option reserve of € 1,626 thousand;
- increase in the cash flow hedging reserve of € 3,215 thousand;
- allocation of tax effect, totalling € 1,174 thousand, of earnings and losses recorded directly under shareholders' equity;
- effect of the change in the conversion rates of subsidiaries' accounts denominated in currencies other than the euro, totalling € 5,826 thousand;
- Group net profit for the period of € 56,932 thousand.

Share capital

At 30 June 2007, the share capital was made up of 290,400,000 ordinary shares with a nominal value of € 0.10 each.

The table below shows the reconciliation between the number of shares outstanding at 31 December 2006 and at 30 June 2007.

	Number of shares		Nominal value	
	30 June 2007	31 December 2006	30 June 2007 €	31 December 2006 €
Outstanding shares at the beginning of the period	289,049,453	281,356,013	28,904,945	28,135,601
Purchases for the stock option plan	(302,000)	–	(30,200)	–
Sales	1,350,000	7,693,440	135,000	769,344
Outstanding shares at the end of the period	**290,097,453**	**289,049,453**	**29,009,745**	**28,904,945**

Dividends paid and proposed

The table below shows in detail the dividends approved and paid for ordinary shares during the periods in question:

	Total amount		Dividend per share	
	30 June 2007 € / 000	30 June 2006 € / 000	on 2006 earnings €	on 2005 earnings €
Dividends approved and paid on ordinary shares during the period	29,040	28,136	0.10	0.10

Dividends of € 29,040 thousand relating to 2006 were approved by the shareholders' meeting of the Parent Company of 24 April 2007.

18. Financial liabilities

The table below shows a breakdown of the Group's financial liabilities:

	30 June 2007 € / 000	31 December 2006 € / 000
Non-current liabilities		
Bond and *private placement*		
Private placement	112,309	116,974
Bonds	198,495	205,725
	310,804	**322,699**
Other non-current liabilities		
Payables to banks	1,144	1,184
Real estate lease payables	14.438	15,998
Financial payables for bond-related *cross currency swaps*	54.457	50.738
Other financial payables	2.073	2,222
	72,113	**70,142**
Current liabilities		
Payables to banks	113,002	209.273
Other financial payables		
Real estate lease payables (current portion)	3.132	3.091
Bonds (current portion)	9.059	9,291
Accrued interest on bonds	8.153	8,372
Other financial payables	1.997	849
	22,341	**21,603**

Bond and private placement

The change in the items at 30 June 2007 compared to the end of the previous year is due to the change in fair value due to both the private placement and the exchange rate effect.

For information regarding the terms of the bond issue and the private placement on the US institutional market, please see note 27 of the consolidated accounts to 31 December 2006.

Payables to banks

The decrease in short-term bank debt compared to the previous year is related to the generation of high operating cash flow in the period.

19. Net debt

As required by the Consob communication of 28 July 2006, and in accordance with the recommendation of the Committee of European Securities Regulators (CESR) of 10 February 2005 (Recommendations for the consistent implementation of the European Commission's regulation on prospectuses), the Group's debt position at 30 June 2007 compared with the end of the previous year is set out below.

	30 June 2007 € / 000	31 December 2006 € / 000
Cash, bank and securities	187,737	240,300
Payables to banks	(113,002)	(209,273)
Real estate lease payables	(3,132)	(3,091)
Private placement and bond issues	(17,780)	(17,740)
Other financial payables	(35)	254
Short-term debt	**53,788**	**10,450**
Payables to banks	(1,144)	(1,184)
Real estate lease payables	(14,438)	(15,998)
Private placement and bond issues	(364,183)	(370,555)
Other financial payables	(2,073)	(2,222)
Medium/long-term debt	**(381,839)**	**(389,959)**
Net debt	**(328,050)**	**(379,509)**

For information on the above items, please refer to notes 15 and 18, and to the report on operations.

20. Hedging transactions

Cash flow hedging

At 30 June 2007, Campari International S.A.M. had outstanding forward contracts to hedge its budget for sales and purchases in currencies other than euro for the second half of 2007.

The table below summarises the conditions of the main contracts outstanding at 30 June 2007:

	Nominal amount	Maturity
Forward contracts to hedge cash flows from future sales		
Sales		
US$	10,763	31 January 2008
CHF	3,750	31 January 2008
Forward contracts to hedge cash flows for future purchases		
Purchases		
US$	2,195	28 February 2008

The hedging met the requirements for effectiveness, and an unrealised gain of € 262 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect.

Fair value hedging

An interest rate swap with a total notional amount of US$ 162 million and a cross currency swap on interest and exchange rates with a total notional amount of US$ 300 million were used respectively as hedging instruments for the *private placement* and the bond issue. The maturities are the same as the underlying debt in each case.

As regards the derivatives contracts entered into in relation to the bond issue, at the beginning of 2006, the Group negotiated a forward starting interest rate swap, which from July 2008 will fix interest payments at

4.25% for half (US$ 50 million) of the tranche maturing in 2015 and at 4.36% for three-quarters (US$ 150 million) of the tranche maturing in 2018.

The change in the fair value of these instruments reported in the profit and loss account in the first half of 2007 was positive, at € 728 thousand.

At 30 June 2007 the Parent Company's cross currency swap and forward starting interest rate swap had an overall negative fair value of € 54,457 thousand, reported under non-current financial liabilities, while the interest rate swap taken out by Redfire, Inc. had a positive fair value of € 1,078 thousand, reported under non-current and current financial liabilities.

The cash flow hedge relating to the Parent Company's bond met the requirements for effectiveness, and an unrealised gain of € 2,933 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect of € 968 thousand.

21. Reserve for risks and future liabilities

The decrease in the item compared to the end of 2006 was mainly due to the use of the reserve previously set aside for expenses relating to staff reorganisation and legal disputes.

22. Related parties

In compliance with the requirements of Consob communication 6064293 of 28 July 2006, the table below details the amounts of trade and financial transactions entered into with related parties.

	30 June 2007				First half 2007			
	Trade receivables	Trade payables	Financial payables	Other	Sale of merchandise	Trade allowances	Financial income	Other
Fior Brands Ltd.	1,623	1	1,469	–	1,639	(638)	46	18
International Marques V.o.f.	938	(197)	–	–	1,354	(715)	–	(27)
M.C.S. S.c.a.r.l.	1,627	(544)	1,173	14	3,293	(1,228)	20	(85)
SUMMA S.L.	1,888	(1,000)	–	–	3,247	(1,808)	–	(39)
Fincorus S.p.A	–	–	–	(11,417)	–	–	–	–
	6,076	**(1,740)**	**2,642**	**(11,403)**	**9,533**	**(4,388)**	**67**	**(132)**
Percentage of related item in the accounts	3%	1%	7%	13%	2%	5%	1%	0%

	30 June 2006				First half 2006			
	Trade receivables	Trade payables	Financial payables	Other	Sale of merchandise	Trade allowances	Financial income	Other
Fior Brands Ltd.	1,064	(301)	1,455	9	1,364	(564)	36	20
International Marques V.o.f.	911	–	–	–	1,872	(655)	–	10
M.C.S. S.c.a.r.l.	2,165	(30)	1,006	5	3,314	(1,039)	14	24
SUMMA S.L.	2,138	(626)	–	–	2,893	(1,806)	–	(34)
	6,279	**(957)**	**2,462**	**14**	**9,443**	**(4,065)**	**50**	**19**
Percentage of related item in the accounts	2%	1%	6%	0%	2%	6%	0%	0%

The Parent Company, Davide Campari-Milano S.p.A., is controlled by Alicros S.p.A., with which the Group has not entered into transactions.

Alicros S.p.A. is in turn controlled by Fincorus S.p.A.

In 2007, Fincorus S.p.A., Davide Campari-Milano S.p.A. and its Italian subsidiaries opted for the national tax consolidation scheme for 2007-2009, which will allow the companies belonging to the Group to be consolidated for tax purposes under the main shareholder Fincorus S.p.A.

As a result of this option and specific contractual agreements for the transfer of IRES receivables and payables at nominal value, at 30 June 2007, the Group had a payable to Fincorus S.p.A. of € 11,417 thousand.

Dealings with related parties and joint ventures form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions completed with related parties were carried out in the Group's interest.

23. Reconciliation of the Parent Company's net profit and shareholders' equity and those of the Group as a whole

Pursuant to the Consob communication of 28 July 2006, the table below shows a reconciliation between the net profit for the first half of 2007 and shareholders' equity at 30 June 2007 for the Group and for the Parent Company Davide Campari-Milano S.p.A.:

	2007	
€ / 000	Shareholders' equity	Profit
Shareholders' equity and net profit as reported in the Davide Campari-Milano S.p.A. balance sheet at 30 June	**542,759**	**29,053**
Elimination of book value of consolidated shareholdings		
Difference between book value and pro rata value of shareholders' equity of shareholdings	333,761	
Pro rate results of subsidiaries		168,356
Elimination of the effects of transactions between consolidated companies		
Elimination of intragroup dividends	–	(138,508)
Elimination of intragroup profits (losses)	(16,286)	(1,265)
Other operations		
Effect of consolidation adjustments	(24,609)	(704)
Conversion difference	5,826	–
Group shareholders' equity and net profit	**841,451**	**56,932**
Shareholders' equity and net profit attributable to minorities	1,944	49
Shareholders' equity and net profit as reported in the consolidated balance sheet at 30 June	**843,395**	**56,981**

24. Commitments and risks

For information regarding the Group's commitments and risks, please see note 36 of the consolidated accounts to 31 December 2006.

25. Events taking place after the end of the period

Reorganisation of the Group's Italian wine companies

An extensive reorganisation of the Group's Italian wine companies is planned for the second half of the year, including the merger of Teruzzi & Puthod S.r.l. and Giannina S.r.l. into Sella & Mosca S.p.A. and the transfer of the Enrico Serafino brand wine business of the Parent Company Davide Campari-Milano S.p.A. into Sella & Mosca S.p.A.

After these transactions have taken place, measures will be implemented to strengthen and rationalise the Group's wine business unit, which began operating on 1 January 2007.

On 11 July 2007, the relevant Boards of Directors approved the merger proposals and the transfer of the Enrico Serafino business activities.

X-Rated

On 1 August 2007, the Campari Group acquired the super premium X-Rated Fusion Liqueur brand, the very high-end Jean-Marc XO vodka brand, and the ultra premium X-Rated vodka brand.

X-Rated was launched in the US in 2004 by Jean-Marc Daucourt, the creator of multi-award winning spirits, and Todd Martin, the former Chairman of Allied Domecq North America, who are the main shareholders of X-Rated.

The cost of the transaction was US$ 40 million (equivalent to € 29 million at the exchange rate in force on the date of the transaction).

Furthermore, the contract provides for a price adjustment to be paid over the next three years, based on the increase in volumes over the same period.

The brands are currently being integrated into the structure of the Campari Group.

Termination of distribution agreement for 1800 Tequila and Gran Centenario

On 11 September, the Campari Group announced that its distribution of the 1800 Tequila and Gran Centenario brands under licence in the US will end on 31 December 2007.

From January 2008, the owner of the two tequila brands, the José Cuervo group, will manage them directly in the US market, via a wholly-owned subsidiary.

26. Outlook

The general performance of the Campari Group in the first half of the year was extremely positive in terms of both sales and profitability, which were supported by sound organic growth.

For the second half of the year, it is reasonable to assume that the sales and results will continue to be positive, although certain contingent factors are likely to mean growth rates will be lower than in the first half. These factors include:

- the unfavourable comparison with the excellent second half of 2006 as regards sales of major brands (Campari, and to a lesser extent, SKYY Vodka);
- the more marked effect of higher prices of certain raw materials;
- a greater proportion of investments spent on communications;
- the possibility that the elasticity of sales to price changes might be greater than envisaged in markets in which it is considered appropriate to reposition certain brands.

Mitigating these risks, however, are the encouraging consumption trend in the main markets, the buoyancy of key markets, the positive effects on margins of the above-mentioned price increases, and the growth opportunities brought by the recent acquisitions, which give rise to a cautious optimism on short- and medium-term results.

Accounting statements for Davide Campari-Milano S.p.A. at 30 June 2007

Profit and loss account

€ / 000	First half 2007	*of which to related parties*	First half 2006	*of which to related parties*
Net sales	**141,086**	***138,960***	**113,938**	***113,796***
Cost of goods sold	(108,077)	*(14,986)*	(85,331)	*(11,336)*
Gross profit	**33,009**		**28,607**	
Advertising and promotional costs	(2,218)	*1,959*	(3,831)	*(171)*
Sales and distribution costs	(4,050)	*418*	(3,409)	*568*
Trading profit	**26,741**		**21,367**	
General and administrative expenses and other operating costs	(9,807)	*554*	(11,042)	*657*
Other one-offs: income and charges	7	*1,670*	2	*2,923*
EBIT	**16,941**		**10,327**	
Dividends	27,700	*27,700*	35,389	*35,389*
Net financial income (charges)	(12,461)	*(4,925)*	(6,590)	*(2,797)*
Profit before tax	**32,180**		**39,126**	
Tax	(3,127)		(2,688)	
Net profit	**29,053**		**36,438**	

Balance sheet

€ / 000	30 June 2007	31 December 2006
ASSETS		
Non-current assets		
Net tangible fixed assets	91,989	88,586
Biological assets	43	–
Investment property	3,999	4,000
Goodwill and trademarks	320,780	320,780
Intangible assets with a finite life	1,949	1,703
Investments in affiliated companies	663,241	660,583
Deferred tax assets	6,335	6,656
Other non-current assets	3,268	3,222
Total non-current assets	**1,091,604**	**1,085,530**
Current assets		
Inventories	72,390	59,706
Trade receivables	2,754	2,639
Receivables from related parties	48,104	60,357
Cash, bank and securities (*)	1,818	8,438
Financial receivables from related parties	74,194	54,330
Other receivables	20,198	22,998
Total current assets	**219,458**	**208,468**
Non-current assets held for sale	1,335	3,378
Total assets	**1,312,397**	**1,297,376**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29,040	29,040
Reserves	513,719	502,111
Total shareholders' equity	**542,759**	**531,151**
Non-current liabilities		
Bonds	198,495	205,725
Financial payables to related parties	13,000	–
Other non-current financial liabilities	70,066	68,051
Staff severance fund	8,571	8,601
Reserve for risks and future liabilities	5,756	6,498
Deferred tax liabilities	16,177	13,774
Total non-current liabilities	**312,065**	**302,649**
Current liabilities		
Payables to banks	88,785	145,104
Financial payables to related parties	281,173	228,091
Other financial payables	8,587	7,989
Trade payables	56,495	59,970
Payables to related parties	7,809	8,486
Payables to tax authorities	3,933	3,401
Other current liabilities	10,791	10,535
Total current liabilities	**457,573**	**463,576**
Total liabilities and shareholders' equity	**1,312,397**	**1,297,376**

(*) At 30 June 2007 and 31 December 2006, the item includes other securities, totalling € 105 thousand and € 211 thousand respectively, which do not satisfy all the requirements for classification under cash and cash equivalents.

Cash flow statement

€ / 000	First half 2007	First half 2006
Net profit	29,053	36,438
Tax	3,127	2,688
Profit before tax	32,180	39,126
Amortisation of intangible fixed assets	390	330
Depreciation of tangible fixed assets	4,983	4,794
Provisions:		
– staff severance fund	829	726
– stock write-down reserve	–	181
Stock option costs	718	526
Net capital losses (gains) from disposals of tangible fixed assets	(3)	(3)
Dividends not paid	–	(5,200)
Net charges (income) in respect of derivative instruments	(644)	(311)
Other non-cash items (net)	(1,615)	(310)
Cash flow from ordinary operations (A)	**36,838**	**39,859**
Payments from staff severance fund	(859)	(517)
Change in reserve for risks and future liabilities	(743)	(410)
Total (B)	*(1,602)*	*(927)*
Change in operating assets and liabilities:		
Change in trade receivables	(114)	23
Change in inventories	(12,683)	(7,530)
Change in receivables from subsidiaries	12,253	12,769
Change in receivables and payables to/from tax authorities	2,518	(5,176)
Change in other receivables	473	(1,303)
Change in trade payables	(3,475)	(2,322)
Change in payables to subsidiaries and controlling shareholders	(3,282)	827
Change in other payables	129	7,116
Total (C)	*(4,181)*	*4,404*
Cash flow from operating activities for the period D = (A + B + C)	**31,055**	**43,336**
Investments in intangible fixed assets	(693)	(403)
Investments in tangible fixed assets	(7,104)	(4,436)
Income from sale of fixed assets	2,065	13
Purchase of 99.99% stake in Campari Finance Belgium S.A.	–	(130,033)
Cash flow from investing activities (E)	**(5,732)**	**(134,859)**
Increase (decrease) in short-term bank loans	(56,320)	143,552
Decrease (increase) in financial receivables from subsidiaries	(19,864)	(17,283)
Increase (decrease) in financial payables to subsidiaries	66,082	(1,297)
Purchase of own shares	(2,284)	–
Income from sale of own shares	10,462	–
Payment of lease instalments	(1,517)	(1,477)
Payments of medium- long-term debt	(150)	(138)
Dividend payout	(29,040)	(28,136)
Change in other financial items	794	–
Cash flow from financing activities (F)	**(31,837)**	**95,221**
Net cash flow for the period (D + E + F)	**(6,514)**	**3,698**
Cash and equivalents at the start of the period	**8,227**	**101,984**
Net cash flow for the period	**(6,514)**	**3,698**
Cash and equivalents at the end of the period	**1,713**	**105,682**

Statement of changes in shareholders' equity

€ /000	Share capital	Legal reserve	Extraordinary reserve	Reserve for VAT deductions (Law 64/86 and Law 67/88)	Equity investment transfer reserve (Leg. Decree 544/1992)	Reserve for own shares (Law 696/1983)	Own shares	Stock option reserve	Fair value reserve	Retained earnings	Shareholders' equity
Balance at 1 January 2006	**29,040**	**5,808**	**243,222**	**1,043**	**3,041**	**–**	**(29,289)**	**1,428**	**–**	**193,001**	**447,294**
Dividend payout	–	–	–	–	–	–	–	–	–	(28,136)	**(28,136)**
Stock option	–	–	–	–	–	–	–	526	–	–	**526**
Cash flow hedging	–	–	–	–	–	–	–	–	815	–	**815**
Profit from first half 2006	–	–	–	–	–	–	–	–	–	36,438	**36,438**
Balance at 30 June 2006	**29,040**	**5,808**	**243,222**	**1,043**	**3,041**	**–**	**(29,289)**	**1,954**	**815**	**201,303**	**456,937**
Balance at 1 January 2007	**29,040**	**5,808**	**243,222**	**1,086**	**3,041**	**26**	**(5,422)**	**3,520**	**2,127**	**248,702**	**531,150**
Dividend payout	–	–	–	–	–	–	–	–	–	(29,040)	**(29,040)**
Purchase of own shares	–	–	–	–	–	–	(2,284)	–	–	–	**(2,284)**
Use of own shares	–	–	–	–	–	–	5,419	–	–	–	**5,419**
Capital gains from sale of own shares	–	–	–	–	–	–	–	–	–	5,043	**5,043**
Stock option	–	–	–	–	–	–	–	1,639	–	–	**1,639**
Cash flow hedging	–	–	–	–	–	–	–	–	2,933	–	**2,933**
Tax effect on profits allocated directly to shareholders' equity	–	–	–	–	–	–	–	–	(968)	(186)	**(1,154)**
Profit from first half 2007	–	–	–	–	–	–	–	–	–	29,053	**29,053**
Balance at 30 June 2007	**29,040**	**5,808**	**243,222**	**1,086**	**3,041**	**26**	**(2,287)**	**5,159**	**4,092**	**253,572**	**542,759**

Statement of total Group profits in the first half of 2007 and 2006

€ / 000	First half 2007	First half 2006
Profits allocated directly to the fair value reserve	2,933	1,216
Capital gain on sale of own shares	5,043	–
Tax effect on profits allocated directly to shareholders' equity	(1,154)	(401)
Profits allocated directly to shareholders' equity	**6,822**	**815**
Net profit	29,053	36,438
Total profits reported for the period	**35,875**	**37,253**

Milan, 11 settembre 2007

Luca Garavoglia
Chairman of the Board of Directors

Statement of director responsible for drawing up the company's accounting statements pursuant to article 154 bis, paragraph 2, of legislative decree 58/1998 (Testo Unico della Finanza Law)

I, Paolo Marchesini, Chief Financial Officer, the director responsible for drawing up the company's accounting statements, hereby declare that the consolidated first-half report to 30 June 2007 of the Campari Group accurately represents the figures contained in the Group's accounting records.

The first-half report to 30 June 2007, subject to a limited audit, was prepared in accordance with the recommendations provided by the Consob Issuer Regulations, and with the valuation and measurement criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure in article 6 of Regulation (EC) 1606/02 of 19 July 2002 adopted by the European Parliament and Council.

Paolo Marchesini
Chief Financial Officer

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
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20123 Milano

Tel. (+39) 02 722121
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Auditors' review report on the Management Report as of and for the six months ended June 30, 2007 prepared pursuant to Article 81 of the Consob Regulation, adopted by the Resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations

(Translation from the original Italian text)

To the Shareholders of
Davide Campari - Milano S.p.A.

1. We have reviewed the interim consolidated financial statements, consisting of the balance sheet, the statement of income, the statement of changes in shareholders' equity and the statement of cash flows (the "Statements") and the related explanatory notes, included in the Management Report of Davide Campari - Milano S.p.A. as of and for the six months ended June 30, 2007 (the "Six Months Management Report"). The Six Months Management Report is the responsibility of Davide Campari - Milano S.p.A.'s management. Our responsibility is to issue this review report based on our review. We have also examined that part of the information included in the management's discussion and analysis of operations, solely for the purpose of evaluating its consistency with the remaining part of the Six Months Management Report.

2. Our review was conducted in accordance with auditing standards governing the review of interim financial statements recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. The review consisted mainly of obtaining information with respect to the accounts included in the Statements and the consistency of the accounting principles applied, through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Statements. The review did not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities, and the scope of the work performed provides significant less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the Six Months Management Report as we do in connection with reporting on our full scope audit of the annual consolidated financial statements of Davide Campari - Milano S.p.A..

3. With respect to the comparative data related to the consolidated financial statements of the preceding year and to the Management Report for the same period of the preceding year presented in the Statements, reference should be made to our audit and review reports issued on April 5, 2007 and on October 9, 2006, respectively.

Reconta Ernst & Young S.p.A.
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(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. Based on our review, we are not aware of any significant modifications that should be made to the Statements and the related explanatory notes, identified in paragraph 1. of this report, in order for them to be in conformity with International Accounting Standard no. 34 and with the criteria for the preparation of the Six Months Management Report required by Article 81 of Consob Regulation as adopted in its Resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations.

Milan, October 1, 2007

Reconta Ernst & Young S.p.A.
signed by:
Alberto Romeo
(Partner)

END